SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                            Orchid Biosciences, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                            ------------------------
                         (Title of Class of Securities)

                                   68571P100
                               -----------------
                                 (CUSIP Number)


                                 Samuel D. Isaly
                              OrbiMed Advisors Inc.
                              OrbiMed Advisors LLC
                                767 Third Avenue
                               New York, NY 10017
                            Telephone: (212) 739-6400
                     ---------------------------------------

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                   May 4, 2000
                                  -------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

CUSIP No. 68571P100


(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Samuel D. Isaly
        ------------------------------------------------------------------------
        ------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

|_|     (a)     ----------------------------------------------------------------
                ----------------------------------------------------------------

|_|     (b)     ----------------------------------------------------------------
                ----------------------------------------------------------------

(3)     SEC Use Only
                     -----------------------------------------------------------
        ------------------------------------------------------------------------

(4)     Source of Funds (See Instructions)       AF
                                          --------------------------------------
        ------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|     ------------------------------------------------------------------------

(6)     Citizenship or Place of Organization    United States
                                            ------------------------------------
        ------------------------------------------------------------------------
------------------
Number of                    (7)   Sole Voting Power ---------------------------
Shares                             ---------------------------------------------
Beneficially                 (8)   Shared Voting Power   2,793,229
Owned By                                               -------------------------
Each                               ---------------------------------------------
Reporting                    (9)   Sole Dispositive Power ----------------------
Person With                        ---------------------------------------------
                            (10)   Shared Dispositive Power   2,793,229
                                                            --------------------
------------------                 ---------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person   2,793,229
                                                                     -----------
        ------------------------------------------------------------------------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
|_|     (See Instructions)

        ------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)  5.13%
                                                            --------------------
        ------------------------------------------------------------------------
(14)    Type of Reporting Person (See Instructions)   IN
                                                     ---------------------------

CUSIP No. 68571P100

(1)     Name of Reporting Person

        S.S. or I.R.S. Identification No. of Above Person

        OrbiMed Advisors LLC
        ------------------------------------------------------------------------
        ------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

|_|     (a)    ----------------------------------------------------------------

|_|     (b)    ----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------
        ------------------------------------------------------------------------

(4)     Source of Funds (See Instructions)       AF
                                          --------------------------------------
        ------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
|_|     ------------------------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                              ----------------------------------
        ------------------------------------------------------------------------
-------------------
 Number of                    (7)  Sole Voting Power
  Shares
Beneficially                  (8)  Shared Voting Power    2,793,229
 Owned by                                             ---------------------
   Each                            ---------------------------------------------
 Reporting                    (9)  Sole Dispositive Power
Person With                                              -----------------------
                                   ---------------------------------------------
                             (10)  Shared Dispositive Power    2,793,229
                                                            --------------------
-----------------                  ---------------------------------------------



(11)    Aggregate Amount Beneficially Owned by Each Reporting Person  2,793,229
                                                                     -----------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
|_|     ------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)      5.13%
                                                            --------------------
        ------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)   CO
                                                     ---------------------------

CUSIP No. 68571P100


(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        OrbiMed Advisors Inc.
        ------------------------------------------------------------------------
        ------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

|_|     (a)    ----------------------------------------------------------------

|_|     (b)    ----------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------
        ------------------------------------------------------------------------

(4)     Source of Funds (See Instructions)       AF
                                          --------------------------------------
        ------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
|_|     ------------------------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                              ----------------------------------
        ------------------------------------------------------------------------
-------------------
 Number of Shares             (7)  Sole Voting Power
   Beneficially
  Owned by Each               (8)  Shared Voting Power    2,793,229
    Reporting                                          -------------------------
   Person With                     ---------------------------------------------
                              (9)  Sole Dispositive Power
                                                         -----------------------
                                   ---------------------------------------------
                            (10)   Shared Dispositive Power    2,793,229
                                                            --------------------
-----------------                  ---------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person  2,793,229
                                                                     -----------
        ------------------------------------------------------------------------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
|_|     ------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)      5.13%
                                                            --------------------
        ------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)   IA
                                                     ---------------------------

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock (the "Shares"), of Orchid Biosciences, Inc. (the "Issuer"), with its principal executive offices located at 303 College Road East, Princeton, NJ 08540.

Item 2.   Identity and Background.
          -----------------------

          (a) This statement is being filed by Samuel D. Isaly, an individual ("Isaly"), OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, and OrbiMed Advisors Inc., a corporation organized under the laws of Delaware.

          (b)-(c) OrbiMed Advisors LLC is an unregistered investment adviser that does not hold itself out to the general public as an investment adviser and that currently acts as investment adviser or general partner to certain clients which hold Shares of the Issuer, as more particularly described in Item 6 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 6th Floor, New York, NY 10017.

          OrbiMed Advisors Inc. is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as investment adviser to certain clients, including certain registered investment companies which hold Shares of the Issuer as more particularly described in Item 6 below. OrbiMed Advisors Inc. has its principal offices at 767 Third Avenue, 6th Floor, New York, NY 10017.

          Isaly, a natural person, owns all of the outstanding stock of, and controls the management and operation of OrbiMed Advisors Inc. Isaly also owns a controlling interest in OrbiMed Advisors LLC.

          The directors and executive officers of OrbiMed Advisors Inc. and OrbiMed Advisors LLC are set forth on Schedule I and Schedule II, respectively, attached hereto. Schedule I and Schedule II set forth the following information with respect to each such person:

          (i) name;

          (ii) business address (or residence address where indicated);

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (iv) citizenship.

          (d)-(e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I or Schedule II respectively have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Isaly is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On May 4, 2000, pursuant to the authority of OrbiMed Advisors LLC and OrbiMed Advisors Inc. under their respective investment advisory contracts and limited partnership agreements with or relating to Caduceus Capital Trust, Caduceus Capital II, L.P., PW Eucalyptus Fund LLC, PW Eucalyptus Fund, Ltd., PHARMA/wHEALTH, Finsbury Worldwide Pharmaceutical Trust Plc, and Eaton Vance Worldwide Health Sciences Portfolio, Inc. as more particularly referred to in
Item 6 below, caused these clients to purchase in aggregate 2,784,229 Shares of the Issuer. On May 4, 2000 Samuel D. Isaly also received options to acquire 20,000 Shares (collectively the "May 4, 2000 Transactions").

          Following the May 4, 2000 Transactions, and as a result of their common control and mutual affiliation, the Reporting Persons were the beneficial owners of Shares at that time constituting approximately 8.62% of the outstanding Shares of the Issuer.

          Since the May 4, 2000 Transactions, the Reporting Persons have been granted options in respect of an additional 9,000 shares (the "Options").

Item 4.   Purpose of Transaction.
          ----------------------

          As described more fully in Item 3 above, this statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business on behalf of their respective advisory clients.

          The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

          Samuel D. Isaly is a member of the Board of Directors of the Issuer and exercises that right to actively monitor the operations of the Issuer.

          Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) Following the May 4, 2000 Transactions and the grant of the Options, the Reporting Persons may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 2,793,229 Shares. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 5.13% of the issued and outstanding Shares. As described above in Item 2, Isaly owns all of the outstanding shares of OrbiMed Advisors Inc. and pursuant to the terms of the limited liability company agreement of OrbiMed Advisors LLC., a controlling interest in the outstanding limited liability company interests of such entity. As a result, the Reporting Persons share power to direct the vote and to direct the disposition of the 2,793,229 Shares.

          (c) Except as disclosed in Item 3, the Reporting Persons have not effected any transaction in the Securities during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          --------------------------------------------------------------

          In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Advisors LLC is the investment advisor of Caduceus Capital Trust ("Caduceus Trust"), a private equity fund, pursuant to the terms of its investment advisory agreement. OrbiMed Advisors LLC also acts as the general partner of Caduceus Capital II, L.P. ("Caduceus L.P."), a private equity fund, pursuant to the terms of its limited partnership agreement. OrbiMed Advisors, Inc. investment professionals manage the investment portfolio of PW Eucalyptus Fund, LLC ("Eucalyptus LLC"), a registered investment company, pursuant to the terms of the PW Eucalyptus Fund, LLC limited liability company agreement, and PW Eucalyptus Fund, Ltd. ("Eucalyptus Ltd."), an unregistered investment fund, pursuant to the terms of the PW Eucalyptus Fund, Ltd. investment advisory agreement, through a joint venture entitled PW Eucalyptus Management, LLC. OrbiMed Advisors LLC acts as investment advisor to PHARMA/wHEALTH, a Luxembourg unit trust, pursuant to the terms of an advisory agreement entered into between PHARMA/wHEALTH Management Company S.A. and OrbiMed LLC. OrbiMed Advisors LLC acts as investment advisor to Finsbury Worldwide Pharmaceutical Trust plc ("Finsbury"), an English investment trust company, pursuant to the terms of an investment advisory agreement entered into between Finsbury, Finsbury Asset Management Limited, and Viren Mehta and Samuel
D. Isaly, as subsequently assigned to OrbiMed Advisors Inc. OrbiMed Advisors Inc. acts as investment advisor to Eaton Vance Worldwide Health Sciences Portfolio ("Eaton Vance"), a New York trust, pursuant to an investment advisory agreement between Eaton Vance and OrbiMed Advisors Inc. (previously known as G/A Capital Management). Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Advisors Inc. have discretionary investment management authority with respect to the assets of Caduceus Trust, Caduceus L.P., Eucalyptus LLC, Eucalyptus Ltd., PHARMA/wHEALTH, Finsbury and Eaton Vance. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus Trust, Caduceus L.P., Eucalyptus LLC, Eucalyptus Ltd., PHARMA/wHEALTH, Finsbury and Eaton Vance, including the total 2,793,229 Shares of the Issuer held by Caduceus Trust, Caduceus L.P., Eucalyptus LLC, Eucalyptus Ltd., PHARMA/wHEALTH, Finsbury and Eaton Vance.

          Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

Exhibit                             Description
-------                             -----------

   A.   Investment Advisory Agreement of Caduceus Capital Trust.

   B.   Limited Partnership Agreement of Caduceus Capital II, L.P.

   C.   Limited Liability Company Agreement of PW Eucalyptus Fund, LLC.

   D. Investment Management Agreement between PW Eucalyptus Management, LLC and PW Eucalyptus Fund, Ltd.

   E. Advisory Agreement between PHARMA/wHEALTH Management Company S.A. and OrbiMed Advisors LLC.

   F. Investment Advisory Agreement between Finsbury Worldwide Pharmaceutical Trust plc, Finsbury Asset Management Limited, and Viren Mehta and Samuel
        D. Isaly (trading as "Mehta and Isaly"), together with Agreement relating to the Assignment of an Investment Advisory Contract between Finsbury Worldwide Pharmaceutical Trust plc, Finsbury Asset Management Limited, M and I Investors, Inc., and Samuel D. Isaly.

   G. Investment Advisory Agreement between Worldwide Health Sciences Portfolio and G/A Capital, together with Certificate of Amendment of Certificate of Incorporation of G/A

        Capital Management, Inc. and Certificate of Amendment of Certificate of Incorporation of Mehta and Isaly Asset Management, Inc.

   H. Joint Filing Agreement among Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Advisors Inc.

Signature



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 6, 2002                                        SAMUEL D. ISALY


                                                     By: /s/ Samuel D. Isaly
                                                         -----------------------
                                                         Name:  Samuel D. Isaly

Signature



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 6, 2002                                        ORBIMED ADVISORS LLC


                                                     By: /s/ Samuel D. Isaly
                                                         -----------------------
                                                         Name:  Samuel D. Isaly
                                                         Title:  President

Signature



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 6, 2002                                        ORBIMED ADVISORS INC.


                                                      By  /s/ Samuel D. Isaly
                                                          ----------------------
                                                          Name:  Samuel D. Isaly
                                                          Title:  President

                                   Schedule 1


          The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors, Inc. are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, 6th Floor, New York, NY 10017.


================================================================================
                    Position with Reporting
          Name             Person                          Principal Occupation
--------------------------------------------------------------------------------

Samuel D. Isaly            President, Director             Partner
                                                           OrbiMed Advisors Inc.
--------------------------------------------------------------------------------

Sven Borho                 Director                        Partner
     German and Swedish                                    OrbiMed Advisors Inc.
     Citizen
--------------------------------------------------------------------------------


                                   Schedule 2


          The name and principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States Citizens and have as their business address 767 Third Avenue, 6th Floor, New York, NY 10017.


================================================================================
                             Position with Reporting
        Name                         Person              Principal Occupation
--------------------------------------------------------------------------------
Samuel D. Isaly             President, Director          Partner
                                                         OrbiMed Advisors LLC
--------------------------------------------------------------------------------

Michael Sheffery            Director                     Partner
                                                         OrbiMed Advisors LLC
--------------------------------------------------------------------------------
Carl L. Gordon              Director                     Partner
                                                         OrbiMed Advisors LLC
--------------------------------------------------------------------------------
Sven Borho                  Director                     Partner
     German and Swedish                                  OrbiMed Advisors LLC
     Citizen
================================================================================

                                  EXHIBIT INDEX


-------------------------------------------------------------------------------------------------
 Exhibit                           Description                                  Page No.
-------------------------------------------------------------------------------------------------

    A.      Investment Advisory Agreement of Caduceus Capital Trust.               A-1
-------------------------------------------------------------------------------------------------
    B.      Limited Partnership Agreement of Caduceus Capital II, L.P.             B-1
-------------------------------------------------------------------------------------------------
    C.      Limited Liability Company Agreement of PW Eucalyptus                   C-1
            Fund, LLC.
-------------------------------------------------------------------------------------------------
    D.      Investment Management Agreement between PW Eucalyptus                  D-1
            Management, LLC and PW Eucalyptus Fund, Ltd.
-------------------------------------------------------------------------------------------------
    E.      Advisory Agreement between PHARMAw/HEALTH Management                   E-1
            Company S.A. and OrbiMed Advisors LLC.
-------------------------------------------------------------------------------------------------
    F.      Investment Advisory Agreement between Finsbury Worldwide               F-1
            Pharmaceutical Trust plc, Finsbury Asset Management
            Limited, and Viren Mehta and Samuel D. Isaly (trading as
            "Mehta and Isaly"), together with Agreement relating to
            the Assignment of an Investment Advisory Contract between
            Finsbury Worldwide Pharmaceutical Trust plc, Finsbury
            Asset Management Limited, OrbiMed Advisors LLC, M and I
            Investors, Inc., and Samuel D. Isaly.
-------------------------------------------------------------------------------------------------
    G.      Investment Advisory Agreement between Worldwide Health                 G-1
            Sciences Portfolio and G/A Capital, together with
            Certificate of Amendment of Certificate of Incorporation
            of G/A Capital Management, Inc. and Certificate of
            Amendment of Certificate of Incorporation of Mehta and
            Isaly Asset Management, Inc.
-------------------------------------------------------------------------------------------------
    H.      Joint Filing Agreement among Samuel D. Isaly, OrbiMed                  H-1
            Advisors LLC and OrbiMed Advisors Inc.
-------------------------------------------------------------------------------------------------

                                       A-1                            Exhibit A
                                                                      ---------


                               ADVISORY AGREEMENT

                                                       Dated: ------------, 2001

Caduceus Capital Trust
c/o Winchester Global Trust Company Limited
Williams House
20 Reid Street
Hamilton HM 11
Bermuda

Dear Sirs:

          We confirm that OrbiMed Advisors LLC ("we", "us" or the "Advisor") agrees to act as the investment advisor for Winchester Global Trust Company Limited (the "Trustee" or "you"), a Bermuda trust company, acting in its capacity as trustee of Caduceus Capital Trust, a Bermuda Trust (the "Trust"). The Trustee has advised us that the Trust will admit various U.S. and non-U.S. investment fund entities as beneficiaries from time to time (collectively, the "Beneficiaries"). We acknowledge that to the extent such terms are not defined herein, any capitalized terms herein shall bear the meaning attributed to them in the trust agreement of the Trust, as currently in force (the "Trust Agreement").

          The Advisor believes that its services can best be performed as follows:

     1. The Advisor will have full discretion to invest and reinvest the Assets of the Trust in accordance with the investment objectives and policies of each of the Beneficiaries, as set forth in the confidential private placement memoranda, including any amendments and supplements thereto, placement agreements, subscription agreements or other offering documents prepared from time to time by each of the Beneficiaries for use in offerings to investors, as currently in effect (singularly, the "Memorandum" and collectively, the "Offering Documents"), copies of which the Trustee will provide to the Advisor, and any restrictions contained in the Memorandum and Articles of Association, Limited Partnership Agreement or other comparable governing documentation of each of the Beneficiaries as currently in force. We shall have full discretion in the management of the investment transactions of the Trust, the allocation of the Trust's assets among investment vehicles and direct investments (as described in the Trust Agreement) and the monitoring of the performance of the securities portfolio on a continuing basis. In so doing, our activities with regard to the securities portfolio of the Trust will be subject to (i) the investment objectives and the investment restrictions of each of the Beneficiaries of the Trust and other statements contained within the Trust Agreement and the Offering Documents, (ii) the provisions of this Agreement, and
(iii) such other directions as to which the Trustee shall from time to time notify us. We shall have full discretion to determine which portion of the Trust's Assets shall be invested in securities and other Assets and which portion, if any, should be held as cash.

     2. The Advisor shall send or cause to be sent by facsimile transmission or other electronic means to the Trust on the last business day of each month (and/or such additional dates as the Trustee and we may from time to time agree upon in advance) a portfolio statement reflecting the allocation of assets of the Trust as of the close of business (5:00 p.m. Bermuda time) on the immediately preceding business day. For such purpose, the portfolio shall be deemed to include, without limitation, investment securities, receivables in respect of securities sold and cash items, including proceeds of sales of securities. On the second business day following each trade date, we shall send or cause to be sent by facsimile transmission or other electronic means confirmations of all trades executed on the Trust's behalf on such trade date and provide such other information on the trades as the Trustee and we may agree upon.

    3. Upon reasonable request the Advisor shall provide the Trustee with such information as the Trustee deems necessary for purposes of monitoring the performance of the Advisor's obligations and duties set forth herein. Notwithstanding the foregoing, the Trustee shall not have direct access to the Advisor's books and records, which shall be deemed the confidential and proprietary property of the Advisor.

    4. The Advisor shall not be liable for actions taken or omitted in good faith unless gross negligence, fraud, recklessness or dishonesty or a violation of applicable law is involved.

    5. The Trustee hereby agrees to indemnify the Advisor and hold it harmless from and against all losses, claims, damages, liabilities, costs, expenses, judgments and amounts paid in settlement (collectively, "Losses") incurred or sustained by the Advisor in the performance of its duties hereunder, provided that it shall have provided reasonable documentary evidence of such Losses and provided that such Losses do not arise out of, do not relate to and are not based upon any act or omission by the Advisor, in connection with its rendering management services pursuant to this Agreement, that would constitute gross negligence, fraud, recklessness or dishonesty by the Advisor.

    6. The Advisor shall send to the Trustee as soon as possible after receipt thereof of all notices of claims, summonses or writs which it receives from third parties in relation to its duties hereunder and it shall not have to admit any liability, give any security or bond, incur liability for the payment of any offer, promise or debt or legal expenses incurred related to any such claim, summons or writ without the prior written consent of the Trustee and the Trustee shall be entitled, if it so desires, to assume and conduct the defense of any action or to prosecute any claim for indemnity or damages or otherwise against any third party.

    7.   (a)    The Advisor represents and confirms to the Trustee that the
Advisor (A) has all the requisite authority to enter into, execute and deliver and perform its obligations hereunder, and (B) will not breach any agreement or law to which it is subject by performing its obligations hereunder. The Advisor hereby agrees to indemnify and hold the Trustee, in its personal capacity and for the benefit of the Trust, harmless from, against and in respect of any and all damage, liability, cost and expense, including reasonable legal fees and expenses, suffered or incurred by the Trust or the Trustee by reason of any breach of any representation contained in this paragraph.

          (b) The Trustee represents and confirms to the Advisor that (i) the beneficial interests of the Trust (the "Interests") have not been and will not be registered under the U.S. Securities Act of 1933, as amended; and (ii) the Trust will not be registered under the U.S. Investment Company Act of 1940, as amended, pursuant to exemptions available thereunder.

    8. This Agreement has an indefinite term but may be terminated without penalty by the Advisor or by the Trustee on thirty (30) days' prior written notice, and terminates automatically upon assignment by the Advisor without the Trustee's consent.

    9. The Advisor shall not receive any management fee directly from the Trust Assets for its services performed hereunder. Rather, the Advisor shall only be compensated in accordance with the provisions of each of the management agreements, as each may be amended and supplemented from time to time, entered into between it and each of the Beneficiaries.

    10. The Trustee shall assume and pay or reimburse the Advisor for all out-of-pocket expenses incurred by it in the operation of the Trust, and all expenses incurred in the operation of the Trust (to the extent not specifically allocated to the Advisor hereunder), and, in particular but without limitation, the Trustee shall bear the cost and pay all interest, taxes, fees and commissions of every kind, as well as expenses of (i) issue, repurchase or redemption of beneficial interests, (ii) insurance, (iii) association membership dues, (iv) custodianship (including custodian and bookkeeping fees, fees for performing portfolio valuations and fees for rendering other services to the Trustee), (v) disbursement agents, (vi) independent auditors and legal counsel (including reasonable fees and disbursements thereof), (vii) preparing, printing and distributing all reports and notices to investors in the Trust and (viii) all other costs incident to the Trust's existence.

    11. The Advisor shall be authorized to determine the broker/dealer to be used for each securities transaction for the Trust. In selecting broker/dealers to execute transactions, the Advisor need not solicit competitive bids and shall not have an obligation to seek the lowest available cost. In selecting broker/dealers, the Advisor may or may not negotiate "execution only" commission rates; thus, the Trustee may be deemed to be paying for other services provided by such broker/dealer out of Trust Assets, even though the Trust may not, in any particular instance, be the direct or indirect beneficiary of the research or services provided.

    12. It is understood that the Advisor is an independent contractor and not an employee or agent of the Trustee.

    13. The Advisor's services hereunder are not to be deemed exclusive and it is understood that we may render investment advice, management and services to others. It is specifically understood and agreed that our advice to others may, from time to time, be inconsistent with that given to the Trustee. The Advisor may purchase and sell assets for the accounts of other of its clients with investment objectives similar to those of the Trust. In case of a conflict between the Trust's account and one or more of such other accounts, where there is a limited supply of a particular investment or a limited opportunity to sell any investment, the Advisor will act in the manner it considers equitable and consistent with its obligations both to the Trust and to its other clients. It is specifically understood and agreed that the Advisor cannot assure equal treatment among all of its clients at all times.

    14. For the avoidance of doubt, the Trustee's obligations hereunder are not personal and are expressly limited to the net assets of the Trust from time to time are further limited to the extent enforceability hereof against the Trustee may be limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity.

          If these terms meet with your approval, please indicate by signing and returning to us the extra copy of this letter which is enclosed herewith.

                                                     Very truly yours,

                                                     OrbiMed Capital LLC


                                                     By:
                                                        ------------------------
                                                     Name:
                                                     Title:


The foregoing is hereby
approved and accepted.


WINCHESTER GLOBAL TRUST COMPANY LIMITED, not in its individual capacity but solely as Trustee to Caduceus Capital Trust


By:
   -----------------------------
Name:
Title:

Dated:

                                       B-1                             Exhibit B
                                                                       ---------

                        AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                            Caduceus Capital II, L.P.

          AGREEMENT OF LIMITED PARTNERSHIP, dated as of June 23, 1998, by and among OrbiMed Advisors LLC as general partner (the "General Partner") and all the parties who sign copies of this agreement to become Limited Partners. (The General Partner and the persons who sign as Limited Partners are sometimes collectively referred to as the "Partners").

                                   ARTICLE I

                               General Provisions

     SECTION 1.01. Formation. The original parties hereto formed Caduceus Capital II, L.P. as a limited partnership (the "Partnership") pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act. The existence of the Partnership commenced upon the filing with the Secretary of Stare of Delaware of a Certificate of Limited Partnership in accordance with the provisions of such law.

     SECTION 1.02. Partnership Name. The name of the Partnership is Caduceus Capital II, L.P.

     SECTION 1.03. Purpose. The primary purpose of the Partnership is to invest, reinvest and trade in securities, other financial instruments and rights and options relating thereto.

     SECTION 1.04. Registered Office and Agent for Service of Process. The registered office of the Partnership is at 1013 Centre Road, Wilmington, Delaware 19805 and the registered agent for service of process at such office is Corporation Service Company.

     SECTION 1.05. Place of Business. The principal place of business of the Partnership shall be at 41 Madison Avenue, New York, New York 10010 or such other place as the General Partner shall determine from time to time.

     SECTION 1.06. Fiscal Year and Fiscal Periods. The fiscal year of the Partnership shall end on December 31 of each year, subject to change by the General Partner from time to time. A new fiscal period ("Fiscal Period") shall commence on the first day of each fiscal year, on each date of any capital contribution to the Partnership and on each date next following the date of any withdrawal of capital or retirement of any Partner from the Partnership, and the prior Fiscal Period shall end on the date immediately preceding such date of commencement of a new Fiscal Period.

     SECTION 1.07. Liability of Limited Partners. A Limited Partner shall liable, but only to the extent of his capital contribution, for any liabilities, or for the payment of any debts and obligations, of the Partnership, unless such Limited Partner, in addition to the exercise of his rights and powers as a Limited Partner, participates in the control of the Partnership or knowingly permits his name to be used in the name of the Partnership.

     SECTION 1.08. Assignability of the Interest of a Limited Partner. The limited partnership interest of any Limited Partner in the Partnership, in whole or in part, or any beneficial interest therein, may not be assigned without the prior written consent of the General Partner, which consent may be withheld in the General Partner's sole discretion. Upon such an assignment of a limited partnership interest, the assignee shall become a Limited Partner upon the execution of such agreements and other documents as shall be required by the General Partner.

                                   ARTICLE II

                           Composition and Admissions

     SECTION 2.01. Partners. The Partnership is offering limited partnership interests only to persons who are "qualified purchasers" within the meaning of the Investment Company Act of 1940, as amended. The names and addresses of the General Partner and of each of the Limited Partners shall be set forth in a schedule of the Partnership to be kept on file at all times at the principal place of business of the Partnership. A Partner may change his or its address for purposes of this Agreement upon 5 days prior written notice to the General Partner.

     SECTION 2.02. Admission of Partners. With the prior consent of the General Partner, additional Limited Partners may be admitted to the Partnership on any date selected by the General Partner. The General Partner may admit additional or substitute General Partners to the Partnership on the first day of any fiscal quarter, provided that the General Partner shall, not less than 45 days prior to the proposed admission of any additional or substitute General Partner, give notice of such admission to all of the Limited Partners. Contributions to the capital of the Partnership shall be made in cash or, at the discretion of the General Partner, in securities acceptable to the General Partner or party in cash and party in securities acceptable to the General Partner, such securities to be valued in accordance with the provisions of Section 8.02(b). Each Partner who has contributed or may contribute securities to the Partnership shall, prior to the date of any such contribution, furnish to the Partnership evidence, satisfactory to the General Partner, as to his dates of acquisition of such securities, his unencumbered ownership thereof and his adjusted basis thereof for federal income tax purposes. Each Partner who contributes securities to the Partnership shall consent and agree to pay to the Partnership, concurrently with such contribution, or, alternatively, to have deducted from such contribution, an amount as the General Partner, in its sole discretion, may determine to cover the costs of selling such securities and investing the proceeds. In connection with the admission of a Partner to the Partnership, such Partner shall, in advance of such admission and as a condition thereto, sign a copy of this Agreement or a supplement hereto pursuant to which he agrees to be bound by the terms of this Agreement.

                                  ARTICLE III

                            Management of Partnership

     SECTION 3.01. Actions of the General Partner. The Partnership shall be managed by its General Partner, OrbiMed Advisors LLC. The General Partner may appoint such agents of the Partnership as it deems necessary who shall hold such offices and shall, under the direction of the General Partner, exercise such powers of the General Partner in the management of the Partnership and perform such duties in connection therewith as shall be determined from time to time by the General Partner. The General Partner shall devote so much of its time and efforts to the affairs of the Partnership as may, in its judgment, be necessary to accomplish the purposes of the Partnership. Nothing herein contained shall prevent the General Partner, its affiliates, or any employee, officer or shareholder thereof from conducting any other business, including any business with respect to securities. Without limiting the generality of the foregoing, the General Partner, its affiliates and any employee, officer or shareholder thereof, may act as investment advisers or investment managers for others, may manage funds or capital for otters, may have, make and maintain investments in their own name or through other entities, and may serve as officers, directors, consultants, partners or stockholders of one or more investment funds, partnerships, securities firms or advisory firms. It is recognized that in effecting transactions, it may not always be possible, or consistent with the investment objectives of the various persons described above and of the Partnership, to take or liquidate the same investment positions at the same time or at the same prices.

     SECTION 3.02. Powers of the General Partner. The General Partner, subject to the restrictions herein contained, shall have the power on behalf of the
Partnership:

          (a) to purchase, hold and sell securities of any sort and rights therein, on margin or otherwise;

          (b) to sell short securities of any sort and rights therein, on margin or otherwise, and to cover such short sales;

          (c) to write, purchase, hold, sell and otherwise deal in put and call options and any combination thereof on stocks, bonds and stock market indices;

          (d) to purchase, hold sell and otherwise deal in commodities, commodity contracts, commodity futures and options in respect thereof (but the General Partner will not do so until, to the extent required, it has registered as a commodity pool operator with the Commodity Futures Trading Commission);

          (e) to purchase, hold, sell and otherwise deal in financial futures and futures contracts relating to stock indices (and options thereon) (but the General Partner will not do so until, to the extent required, it has registered as a commodity pool operator with the Commodity Futures Trading Commission);

          (f) to purchase, hold, sell and otherwise deal in foreign currencies and futures contracts relating thereto (and options thereon) (but the General Partner will not do so until, to the extent required, it has registered as a commodity pool operator with the Commodity Futures Trading Commission);

          (g) to conduct margin accounts with brokers; to open, maintain and close bank accounts and draw checks or other orders for payment of money; to pledge securities for loans, and, in connection with any such pledge, to effect borrowing from brokers, banks and other financial institutions;

          (h) to enter into, make and perform any other contracts, agreements or other undertakings, it may deem advisable in conducting the business of the Partnership, including but not limited to contracts, agreements or other undertakings with persons, firms or corporations with which the General Partner, or any of its officers or employees, or any other Partner is affiliated; and

          (i) to act for the Partnership in all other matters.

     SECTION 3.03. Restrictions on the General Partner. The General Partner shall not on behalf of the Partnership (a) invest more than 20% of its net assets (computed at the time the investment is made) in the securities of any one company; (b) invest more than 10% of its net assets (computed at cost at the time of the investment) in non-marketable or illiquid securities; or (c) invest in real estate. In addition, the General Partner, on behalf of the Partnership, will maintain less than 5% of the Partnership's net asset value in aggregate initial margins and premiums on commodity futures contracts.

     SECTION 3.04. Limitation of Liability; Indemnification.

          (a) Neither the General Partner, its affiliates, any employee, officer or shareholder thereof, nor any person or persons designated pursuant to Section
6.02 shall be liable for any loss or cost arising out of, or in connection with, or any act or activity undertaken (or omitted to be undertaken) in fulfillment of any obligation or responsibility under this Agreement, including any such loss sustained by reason of any investment or the sale or retention of any security or other asset of the Partnership, except that any person exculpated from liability under this Section shall not be exculpated from any liability arising from losses caused by his, her or its gross negligence or willful malfeasance.

          (b) The Partnership shall indemnify the General Partner, its affiliates and any employee, officer or shareholder thereof, from and against any and all losses or costs suffered or sustained by the General Partner, its affiliates or any officer or employee thereof, arising out of or in connection with any act or activities undertaken (or omitted to be undertaken) in fulfillment of any obligation or responsibility under this Agreement, including without limitation, any judgment, settlement, reasonable attorney's fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding, except that any person entitled to be indemnified under this Section shall not be indemnified for any loss or expense arising out of his, her or its gross negligence or willful malfeasance.

                                   ARTICLE IV

                Expenses of Partnership, Organizational Expenses
                         and Fee to the General Partner

     SECTION 4.01. Expenses of Partnership Generally. The General Partner shall be authorized to incur all expenses on behalf of the Partnership which it deems necessary or desirable. All expenses incurred in connection with the operation of the Partnership shall be the responsibility of, and be borne by the Partnership. To the extent the General Partner pays expenses for which the Partnership is responsible, it shall be entitled to be reimbursed by the

Partnership for such amounts. The General Partner shall be empowered to reduce the expenses of the Partnership through the use of "soft" commission dollars to the extent legally permissible. The General Partner (or an affiliate of the General Partner) will bear overhead expenses of the Partnership, including salaries of administrative personnel and research assistants, travel and research related expenses.

     SECTION 4.02. Organizational Expenses. The General Partner shall be authorized to incur on behalf of the Partnership the organizational expenses of the Partnership, including all expenses incurred in connection with the offer and sale of interests in the Partnership ("Organizational Expenses"). Organizational Expenses shall be paid by the Partnership and shall be authorized over a period 60 months from the formation of the Partnership.

     SECTION 4.03. Management Fee Payable to the General Partner. In consideration for the General Partner bearing certain expenses and providing other services, each Limited Partner shall pay the General Partner (or any person or entity designated by it) a quarterly management fee (the "Management Fee") of 1.0% per annum of their Capital Accounts. Limited Partners who are employees or partners of any individuals or entities affiliated with the General Partner, and their respective family members ("Sponsor Affiliates") may, at the discretion of the General Partner, be charge a reduced Management Fee. The Management Fee will be debited to the Capital Account of each Limited Partner, based on the amount of the Capital Account of each Limited Partner at the end of each quarter (adjusted for any contributions or withdrawals made during the quarter). The Management Fee will be paid to the General Partner (or any person or entity designated by the General Partner) within 10 days after the end of each quarter and prorated for periods less than a full fiscal quarter.

                                   ARTICLE V

                Withdrawals from Capital Accounts and Retirements

     SECTION 5.01. Permissible Withdrawals. A Partner may withdraw all or any part of his Capital Account (as defined in Section 7.01) in the manner and to the extent provided in Section 5.02.

     SECTION 5.02. Withdrawal Procedure.

          (a) A Limited Partner may withdraw all or any part of his Capital Accounts as of the last day of any fiscal quarter; provided, however, that a Limited Partner may not withdraw all or any part of his Capital Account until one year following the date of his admission to the Partnership; provided further that any partial withdrawal by a Limited Partner must be at least 25% of such Limited Partner's Capital Account at the time of the withdrawal; and provided further that a Limited Partner may not, without the consent of the General Partner, make a partial withdrawal which reduce his Capital Account to less than $1,000,000. Any Limited Partner desiring to make a withdrawal from his Capital Account shall, not less than 30 days before the end of such fiscal quarter, give written notice to the General Partner of (i) such Limited Partner's intention to make such withdrawal and (ii) the amount thereof or the basis on which the amount thereof is to be determined.

          (b) The General Partner may withdraw all or any part of its Capital Account as of the end of any fiscal quarter; provided, however, that if the amount so proposed to be withdrawn by the General Partner as of any withdrawal date would reduce his Capital Account to less than his original capital contribution, the General Partner shall, not less than 45 days before the end of such fiscal quarter, give notice to the other Partners of (i) its intention to wake such withdrawal and (ii) the amount of such withdrawal or the manner in which the amount of such withdrawal is to be determined.

          (c) A Partner withdrawing his entire Capital Account as of the end of any fiscal quarter pursuant to this Section 5.02 shall be deemed to have retired as of the date of such withdrawal.

     SECTION 5.03. Payment on Retirement. Retirement of a Partner, whether by
(a) withdrawal of such Partner's entire Capital Account or (b) action of the General Partner under Section 5.04, shall be subject to the provisions of
Article X.

     SECTION 5.04. Mandatory Retirement of a Limited Partner. If the General Partner, in its sole discretion, deems it to be in the best interests of the Partnership or the General Partner, it may require any Limited Partner to retire from the Partnership on the last day of any fiscal quarter on not less 20 days notice. A Limited Partner who dies or becomes bankrupt or incapacitated may, in the sole discretion of the General Partner, be retired from the Partnership at the end of the fiscal year during which such event occurs. If the General Partner, in its sole discretion, deems it to be in the best interests of the Partnership to do so because the continued participation of any Limited Partner in the Partnership might cause the Partnership to violate any law, the General Partner may on 5 days notice require the retirement of such Limited Partner at any time, such retirement to be effective on the date specified in such notice. A Limited Partner who is so required to retire pursuant to this Section 5.04 shall be entitled to receive the value of his liquidating Share (as defined in Section 10.01) computed as of the date on which such Limited Partner's retirement shall become effective.

     SECTION 5.05. Distributions in Cash or in Kind. All distributions to a Partner by reason of withdrawals or retirements by Limited Partners from the Partnership shall be made in cash or, in the discretion of the General Partner, in securities selected by the General Partner or partly in cash and partly in securities selected by the General Partner. Any distribution in securities made by the Partnership on a given withdrawal or retirement date shall be made on a pro rata basis to all withdrawing or retiring Limited Partners on such date. Valuation of such securities to be distributed by the Partnership shall be made in accordance with the provisions set forth in Section 8.02(b) herein.

                                   ARTICLE VI

                       Term and Dissolution of Partnership

     SECTION 6.01. Term of Partnership. The Partnership shall continue from year to year unless dissolve as hereinafter provided.

     SECTION 6.02. Dissolution of Partnership. The Partnership may be dissolved at any time by the General Partner upon the written consent of all Partners, and thereupon the affairs of the Partnership shall be wound up by the General Partner. The Partnership shall not be dissolved by the admission of additional Limited Partners or substituted Limited Partners or by the admission of additional General Partners or successor General Partners in accordance with the terms of this Agreement. In addition, the bankruptcy or dissolution of the General Partner shall dissolve the Partnership provided, however, that, in such event, if, within 90 days after the occurrence of the event of withdrawal of the General Partner, the Limited Partners unanimously agree in writing to continue the business of the Partnership and select a general partner who agrees to continue the Partnership, the Partnership shall not be dissolved. In the event of the dissolution of the Partnership, the affairs of the Partnership shall be promptly wound up by the person or persons previously designated by the General Partner or, if the General Partner has made no such designation, by the person or persons designated by Limited Partners owning a majority in interest of the Capital Accounts of all the Limited Partners as of the date of dissolution of the Partnership. Such person or persons shall take all steps necessary or appropriate to wind up the affairs of the Partnership as promptly as practicable thereafter. Such person or persons is hereinafter referred to as the "Liquidator". Neither the admission of Partners nor the retirement, bankruptcy, dissolution, death or incapacity of a Limited Partner shall dissolve the Partnership.

     SECTION 6.03. Procedure on Winding Up.
                   -----------------------
          (a) Upon the winding up of the Partnership, a full accounting of the assets and liabilities of the Partnership shall be taken and the assets of the Partnership shall be liquidated to the extent determined by the General Partner (or the Liquidator), and as promptly as practicable, the cash proceeds thereof shall be applied in the following order of priority:

          (i) to the payment of all debts to non-Partners, taxes, obligations and liabilities of the Partnership including the expenses of liquidation;

          (ii) to the payment of all debts to Partners; and

          (iii) to the payment to Partners of their remaining Capital Accounts in proportion to the amounts thereof.

          (b) In the winding up of the Partnership, the General Partner (or the Liquidator) may establish reserves for contingent liabilities of the Partnership in an amount (including estimated expenses, if any, in connection therewith) determined by the General Partner (or the Liquidator) and, upon the satisfaction of such contingent liabilities, the amounts, if any, remaining in such reserves shall be distributed as provided in subparagraph (a)(iii) of this Section 6.03.

          (c) Distributions to a Partner pursuant to subsection (a)(iii) may be made in installments and shall be made in cash or, in the discretion of the General Partner (or the Liquidator), in securities selected by the General Partner (or the Liquidator), or partly in cash and partly in securities selected by the General Partner (or the Liquidator).

          (d) Upon the winding up of the Partnership, the name of the Partnership and its goodwill shall not be appraised, sold or otherwise liquidated but shall remain the exclusive property of the General Partner.

          (e) As promptly as possible after the completion of the winding up of the Partnership, the General Partner (or the Liquidator) shall cause to be prepared and forwarded to each Partner a final statement and report of the Partnership.

          (f) If the Partnership is wound up by the Liquidator, the Liquidator shall be entitled to reasonable compensation for his services in winding up the Partnership.

                                  ARTICLE VII

                   Capital Accounts and Capital Contributions

     SECTION 7.01. Capital Accounts. A Partner's "Capital Account" as of a particular date shall consist of the following;

          (a) an amount equal to such Partner's original capital contribution;

          (b) any additional capital contributions made on or before such date; and

          (c) the adjustments, if any, to such account in accordance with the provisions of Section 7.03, Article VII and Section 11.01.

     SECTION 7.02. Capital Contributions. Each Limited Partner must make a minimum contribution of $1,000,000 to the Partnership, unless the General Partner exercises its discretion to waive this minimum requirement. Contributions to the capital of the Partnership shall be made in cash or, at the discretion of the General Partner, in securities acceptable to the General Partner, such securities to be valued in accordance with the provisions of
Section 8.02(b).

     SECTION 7.03. Adjustments to Capital Accounts for Withdrawals. The amount of withdrawals, if any made by a Partner shall be deducted from such Partner's Capital Account as of the date of such withdrawal.


     SECTION 7.04. Additional Contributions to Capital. A Partner may, with the consent of the General Partner, make additional contributions to the capital of the Partnership on any date or dates selected by the General Partner.

                                  ARTICLE VIII

                  Allocation of Net Profits and Net Losses and
                   Determination of Net Profits and Net Losses

     SECTION 8.01. Allocation of Net Profits and Net Losses.

          (a) Except as otherwise provided in Section 8.03 regarding the treatment of the "Hot Issues Account" (as defined therein), any Net Profits or Net Losses (as defined in Section 8.02) during any Fiscal Period shall be allocated as of the end of such Fiscal Period to the Capital Accounts of all the Partners in the proportions which (i) each Partner's Capital Account as of the beginning of such Fiscal Period bore to (ii) the sum of the Capital Accounts of all the Partners as of the beginning of such Fiscal Period.

          (b) If any fiscal year ("Current Year") the Net Profits allocated to a particular Limited Partner's Capital Account (except for employees, family members or affiliates of the General Partner) pursuant to Section 8.01(a) exceed the Net Losses so allocated to such Limited Partner's Capital Account, there shall be reallocated to the General Partner as of the end of the Current Year an amount equal to 20% such excess, provided, however, that this reallocation will be subject to a loss carryforward provision such that the amount so reallocated to the General Partner for the Current Year may not exceed 20% of the excess of the Net Profits for the Current Year over the loss carryforward amount, if any, applicable to the Current Year and, provided further, that the amount reallocated to the General Partner shall not exceed the Net Profits of the Partnership for the fiscal year. For purposes of the first proviso of the preceding sentence, the loss carryforward amount, applicable to the Current Year shall be the sum of all prior year Net Losses allocated to the Limited Partner and not subsequently offset by prior Net Profits. The loss carryforward amount shall be reduced proportionately to reflect any net withdrawals made by such Limited Partner subsequent to any such prior year Net Losses.

          The total amount so reallocated pursuant to this Section 8.01 (b) shall be credited as of the end of the fiscal year to the Capital Account of the General Partner (and to the Capital Accounts of such Limited Partners as may from tithe to time be designated by the General Partner in its sole discretion); provided that the portion, if any, of such Net Profit that has been reallocated to the Capital Account of the General Partner pursuant to this subsection (b) which is represented by net unrealized gains may not be withdrawn by the General Partner from its Capital Account until such gains are realized.

          Sponsor Affiliates and certain Limited Partners may be charged a lower incentive allocation.

          (c) In the event of the retirement of a Partner at any time other than the end of a fiscal year, the allocation and/or deduction provided for in
Section 8.01(b) shall be made with respect to such Partner for the Fiscal period ending on such date as though the last day of such Fiscal Period was the last day of a fiscal year. The amount so deducted from the Capital Accounts of all Partners who so retire shall be held in a "Suspense Account" until the end of such fiscal year at which time the total of such amounts shall be credited to the Capital Accounts of the General Partner up to the amount by which the Net Profit of the Partnership for such fiscal year exceeds the amount reallocated from the Limited Partners under Section 8.01(b) or such fiscal year, and the balance, if any, of such amount shall be credited to the Capital Accounts of the Partners as of the last day of such fiscal year.

     SECTION 8.02. Determination of Net Profits and Net Losses. "Net Profits" or "Net Losses" of the Partnership shall mean the net operating profits or net operating losses, as the case may be, for a Fiscal Period determined on the accrual basis of accounting in accordance with generally accepted accounting principles consistently applied and further in accordance with the following:

          (a) Net Profits and Net Losses shall include realized and unrealized profits and losses with respect to all securities positions. In such computation, realized and unrealized profits and losses shall mean for each position held in a security during any Fiscal Period, the realized or unrealized appreciation or the realized or unrealized depreciation, as the case may be, with respect to such position, determined by comparing the net proceeds from the closing or deemed closing of such position or the market value of such position at the end of such Fiscal Period with (i) the cost of such position if established during such Fiscal Period or (ii) if such position was established during a prior Fiscal Period, the market value of such position at the end of the last preceding Fiscal Period.

          (b) The market value of positions in securities shall be as follows: securities that are listed on the consolidated tape and are freely transferable shall be valued at their last sales price on this consolidated tape on the date of determination or, if no sales occurred on such day, at the "bid" price on the consolidated tape at the close of business on such day and if sold short at the "asked" price at the close of business on such day. Securities traded over the counter which are freely transferable shall be valued at the last sales price on the date of determination, or, if no sales occurred on such day, at the "bid" price at the close of business on such day and if sold short at the "asked" price at the close of business on such day. Notwithstanding the foregoing, if the securities to be valued constitute a block which, in the judgment of the General Partner, could not be liquidated in a reasonable time without depressing the market, such block shall then be valued by the General Partner but not at a unit value in excess of the quoted market price for such security. All other assets of the Partnership shall be valued in the manner determined by the General Partner.

          (c) There shall be deducted in computing Net Profits and Net Losses estimated expenses, including accounting and legal services in respect of the particular Fiscal Period (whether performed therein or to be performed thereafter), and such reserves for contingent liabilities of the Partnership, including related expenses, if any, in connection therewith, as the General Partner shall determine. There shall be separately charged to each Limited Partner, the fee described in Section 4.03 to the General Partner.

          (d) In computing the Net Profits and Net Losses of the Partnership, the Organizational Expenses of the Partnership incurred pursuant to Section
     4.02 shall be amortized over a period of 60 months from the formation of the Partnership and the amortizable portion of the Organizational Expenses shall be deducted in computing Net Profits and Net Losses.

     SECTION 8.03. Hot Issues. In the event the General Partner decides to invest in securities which are the subject of a public distribution and which the General Partner, in its sole discretion, believes may become a "hot issue" as that term is defined in Article III, Section 1 of the Rules of Fair Practice of the National Association of Securities Dealers, Inc., (the "Association"), such investment shall be made in accordance with the following provisions:

          (a) any such investment made in a particular Fiscal Period shall be made in a special account (the "Hot Issues Account");

          (b)   only those Partners who do not fall within the proscription of
     Article III, Section 1 of said Rules of Fair Practice ("Unrestricted Partners") shall have any beneficial interest in the Hot Issues Account;

          (c) each Unrestricted Partner shall have a beneficial interest in the Hot Issues Account for any Fiscal Period in the proportion which (i) such Unrestricted Partner's Capital Account as of the beginning of the Fiscal Period bore to (ii) the sum of the Capital Accounts of all Unrestricted Partners as of the beginning of such Fiscal Period:

          (d) funds required to make a particular investment shall be referred to the Hot Issues Account from the regular account of the Partnership; securities involved in the public distribution shall be purchased in the Hot Issues Account, held in the Hot Issues Account and eventually sold from the Hot Issues Account or transferred to the regular account at fair market value as of the day of transfer as determined by the General Partner with such transfer being treated as a sale; if such securities are sold from the Hot Issues Account, the proceeds of the sale shall be transferred from the Hot Issues Account to the regular account of the Partnership;

          (e) as of the last day of each Fiscal Period in which a particular investment or investments are held in the Hot Issues Account: (A) interest shall be debited to the Capital Accounts of the Unrestricted Partners in accordance with their beneficial interests in the Hot Issues Account at the interest rate being paid by the Partnership from time to time for borrowed funds during the period in that Fiscal Period that funds from the regular account have been held in or made available to the particular Hot Issues Account or, if no such funds are being borrowed during such period, the interest rate that the General Partner determines would have been paid if funds had been borrowed by the Partnership during such period, and such interest shall be credited to the Capital Accounts of all the Partners, both General and Limited, in the proportions which (i) each Partner's Capital Account as of the beginning of such Fiscal Period bore to (ii) the sum of the Capital Accounts of all Partners as of the beginning of such Fiscal Period and (B) any Net Profits or Net Losses during such Fiscal Period with respect to the Hot Issues Account shall be allocated to the Capital Accounts of the Unrestricted Partners in accordance with their beneficial interests in the Hot Issues Account during such Fiscal Period; and

          (f) the determination of the General Partner as to whether a particular Partner falls within the proscription of Article III, Section 1 of said Rules of Fair Practice shall be final.

     SECTION 8.04. Allocation of Prior Fiscal Period Items. Anything herein to the contrary notwithstanding, any item of income, gain, loss or deduction for a Fiscal Period attributable to any Partnership matter or transaction occurring during a prior Fiscal Period (such items of income, gain, loss or deduction are referred to herein as "Prior Fiscal Period Items") which shall exceed the lesser of (a) $100,000 or (b) one percent of the Capital Accounts of all Partners as of the beginning of the current Fiscal Period may, in the discretion of the General Partner, be allocated among the Partners (including persons who have ceased to be Partners) in proportion to their Capital Accounts as of the beginning of such prior Fiscal Period. In the case of a person who is Partner during the Current Fiscal Period, the Prior Fiscal Period Items shall be considered an item of Net Profit or Net Losses for the Current Fiscal Period for purposes of Section 8.01(b). In the case of a person who has ceased to be a Partner, the Prior Fiscal Period Items shall be considered an Item of Net Profit or Net Losses in the last fiscal period in which such person was a Partner for purposes of computing the allocation of such Prior Fiscal Period Items between the person who ceased to be a Partner and the General Partner.

                                   ARTICLE IX

                      Allocation of Income For Tax Purposes

     SECTION 9.01. Ordinary Deductions and Ordinary Income. For Federal income tax purpose, all Items of deduction other than realized capital losses, and all items of income other than realized capital gains, shall be allocated, as nearly as is practicable, in accordance with the manner in which such items of deduction or income affected the amounts which were either deducted from or added to the Capital Accounts of the Partners.

     SECTION 9.02. Capital Gains and Losses. For Federal income tax purposes, capital gains and capital losses (short-term and long-term, as the case may be) recognized by the Partnership shall be allocated, as nearly as is practicable, in accordance with the manner in which the aggregate of the increase or decrease in the value of the securities positions giving rise to such gains or losses was added to or deducted from the Capital Accounts of the Partners.

     SECTION 9.03. Allocation of Capital Gains to Retiring Partners. Notwithstanding Section 9.02 above, in the event a Partner withdraws all of his Capital Account from the Partnership, the General Partner in its sole discretion may make a special allocation to said Partner for Federal income tax purposes in the last year that such Partner participates in the Partnership's operations of the net capital gains recognized by the Partnership in such a manner as will reduce the amount, if any, by which such Partner's Liquidating Share (as defined in Section 10.01) exceeds his Federal income tax basis in his interest in the Partnership before such allocation. For example, if a Partner retires at a time when his Capital Account reflects significant unrealized gains which should be appropriately taxed to such retiring Partner rather than the remaining Partners in the Partnership, the General Partner may, in its sole discretion, employ the provisions of this Section 9.03 in order to fairly apportion the realized gains for the fiscal year such Partner retires between such retiring Partner and the remaining Partners.

                                   ARTICLE X

                           Payments to and by a Person
                         Who Has Ceased to be a Partner

     SECTION 10.01. Payments on Retirement, Death, Bankruptcy, Insanity or Disability of any Partner. Within thirty days after (a) the date of retirement of a Partner in accordance with the terms of this Agreement or (b) in the discretion of the General Partner, the day of the fiscal year during which a Partner died or became bankrupt or legally incapacitated, there shall be paid or distributed to such Partner or to the legal representative of such Partner, an amount in cash or, as determined by the General Partner, securities selected by the General Partner or in cash and securities selected by the General Partner, equal in value to not less than 95% of the estimated amount of the Liquidating Share (as hereinafter defined) of such Partner. Promptly after the General Partner has determined the Capital Account of the Partners as of such date and, if such date is the last day of a fiscal year and the independent public accountants have completed their examination thereof required by Section 11.03, the Partnership shall pay to such Partner or its representative, in cash or such securities or cash and such securities, as determined by the General Partner, the amount of the excess, if any, of the Liquidating Share, of such Partner over the amount so paid, or such Partner or representative shall pay to the Partnership the amount of the excess, if any, of the amount so paid over such Liquidating Share, in each case together with interest thereon, to the extent permitted by applicable law, from the applicable date referred to in clauses (a) or (b) above to t date of the payment at an annual rate equal to 1/2 of 1 % above the brokers' call rate charged by the Partnership's principal broker. The term "Liquidating Share," when used with respect to any retiring, deceased, bankrupt or legally incapacitated Partner, shall mean the Capital Account of such Partner on the date in question after giving effect to all adjustments thereto.

     SECTION 10.02. Reserve for Liability and Payments of Prior Fiscal Period Items by Person Who Has Ceased to be a Partner.

          (a) The right of any retired, deceased, bankrupt or legally incapacitated Partner (or his legal representative) to have distributed the Liquidating Share of such Partner shall in all instants be subject to retention by the Partnership of a reserve, in such amount as shall be determined by the General Partner, in, its sole discretion, for Partnership liabilities and for other contingencies. Commencing on the applicable date referred to in clauses
(a) and (b) of Section 10.01, the reserve shall bear interest, payable on each December 31 after such date, at an annual rate equal to 1/2 of 1% above the brokers' call rate charged by the Partnership's principal broker. Upon the determination of the General Partner that such reserve (or portion thereof) is no longer required there shall be distributed to such Partner his proportionate share of the reserve which is no longer required together with interest thereon.

          (b) A person who has ceased to be a Partner will be liable for his proportionate share of Prior Fiscal Period Items as provided in Section 8.04 to excess of his share of the reserve established with respect to such person pursuant to Section 10.02(a) and such person shall pay his share of such amounts promptly on demand, but the amount to be paid shall not be in excess of his Capital Account at the time such Prior Fiscal Period Item arose.

                                   ARTICLE XI

                            Miscellaneous Provisions

     SECTION 11.01. Withholding Taxes. Any taxes, fees or other charges the Partnership is required to withhold under applicable law with respect to any Partner shall be withhold by the Partnership (and paid to the appropriate governmental authorities) and shall be deducted from the Capital Account of such Partner as of the last day of the Fiscal Period with respect to which such amount is required to be withheld.

     SECTION 11.02. Maintaining Books of Account. Proper and complete books of account shall be kept at all times and shall be open to inspection by any Partner or their accredited representative as reasonable times during office hours.

     SECTION 11.03. Audit of Books. The books of account and records of the Partnership shall be audited as of the end of each fiscal year by independent certified public accountants designated from time to time by the General Partner.

     SECTION 11.04. Amendment of Agreement. This Agreement may be amended by the General Partner in any manner that does not adversely affect the rights of any Limited Partner. This Agreement may also be amended by action taken by both (a) the General Partner and (b) the Limited Partners owning a majority in interest of the Capital Accounts owned by the Limited Partners at the time of the amendment; provided that such amendment does not discriminate among the Limited Partners.

     SECTION 11.05. Notices. All notices provided for under this Agreement shall be in writing and shall be deemed to have been duly give as of the date of postmark if sent by first class mail to such Partner's address as set forth in the schedule in the files of the Partnership as of the date such notice.

     SECTION 11.06. Reports to Partners. Partnership shall furnish to the Partners reports with respect to the Partnership's activities at least quarterly and audited financial reports of the Partnership prepared by the Partnership's independent certified accountants promptly after the end of each fiscal year. In addition, as promptly as practicable after the end of each fiscal year, the Partnership shall send to each Partner a report indicating the amounts representing their respective shares of net long-term capital gain or loss, net short-term capital gain or loss, operating profit or loss and dividends for purposes of reporting such amounts for income tax purposes.

     SECTION 11.07. Binding Effect of Agreement. This Agreement, including
Section 11.09 hereof, shall be binding on the successors, assigns and the legal representatives of Partners.

     SECTION 11.08. Counterparts. This Agreement may be executed in more than one counterpart with the same effect as if the Partners executing the several counterparts had all executed one document.

     SECTION 11.09. Designation of Attorney. Each of the undersigned for himself or herself hereby irrevocably constitutes and appoints Samuel D. Isaly his true and lawful attorney in his name, place and stead, to make, execute, sign and file.

          (a) the Certificate of Limited Partnership and any amendment thereto or termination thereof which is or may be required by the laws of the State of Delaware;

          (b) any certificate required by reason of the dissolution of the Partnership; and

          (c) any application, certificate, report or similar instrument or document required to be submitted by or on behalf of the Partnership to any governmental or administrative agency or body, to any securities exchange, board of trade clearing corporation or association or to any self-regulatory organization or trade association.

          Said attorney is not by this Section 11.09 granted any authority on behalf of the undersigned to amend this Agreement in any way that adversely affects a Limited Partner.

                                    * * * * *

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

       ADDRESSES:                      GENERAL PARTNER
       ---------                       ---------------

       767 Third Avenue                ORBIMED ADVISORS LLC,
       6th Floor                         a Delaware limited liability company,
       New York, NY 10017-2023

                                       By:
                                           -------------------------------------
                                           Name:
                                           Title:
                                             Capital Contribution: US $
                                             Partnership Percentage:   %

        ADDRESS:                                   LIMITED PARTNER:
        -------                                    ---------------

------------------------                    INDIVIDUALS
------------------------                    ---------------------------
------------------------                    Signature
------------------------

                                            ----------------------------
                                            Print or Type Name


                                            ENTITIES

                                            By:
                                               ---------------------------------
                                               Signature


                                                --------------------------------
                                                Title and Name of Person Making
                                                Investment Decision


                                                --------------------------------
                                                Print or Type Name of Entity


Dated:
      ------------------------------

                                      C-1                              Exhibit C
                                                                       ---------



                           PW EUCALYPTUS FUND, L.L.C.
                       LIMITED LIABILITY COMPANY AGREEMENT


          THIS LIMITED LIABILITY COMPANY AGREEMENT of PW Eucalyptus Fund, L.L.C. (the "Fund") is dated and effective as of November 19, 1999 by and among the Organizational Member, the Manager and each person hereinafter admitted to the Fund and reflected on the books of the Fund as a Member.

                              W I T N E S S E T H :

          WHEREAS, the Fund heretofore has been formed as a limited liability company under the Delaware Limited Liability Company Act, pursuant to the Certificate dated as of August 25, 1999 and filed with the Secretary of State of the State of Delaware on August 26, 1999;

          NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                                    ARTICLE I

                                   DEFINITIONS

          For purposes of this Agreement:

          "Advice And Management" means those services provided to the Fund by the Manager pursuant to Section 3.4(b) hereof.

          "Advisers Act" means the Investment Advisers Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

          "Affiliate" means affiliated person as such term is defined in the 1940 Act.

          "Agreement" means this Limited Liability Company Agreement, as amended and/or restated from time to time.

          "Allocation Change" means, with respect to each Member for each Allocation Period, the difference between:

          (1) the sum of (a) the balance of such Member's Capital Account as of the close of the Allocation Period (after giving effect to all allocations to be made to such Member's Capital Account as of such date other than any Incentive Allocation to be debited against such Member's Capital Account), plus (b) any debits to such Member's Capital Account during the Allocation Period to reflect any actual or deemed distributions or repurchases with respect to such Member's Interest, plus (c) any debits to such Member's Capital Account during the Allocation Period to reflect any Insurance premiums allocable to such Member, plus (d) any debits to such Member's Capital

     Account during the Allocation Period to reflect any items allocable to such Member's Capital Account pursuant to Section 5.6 hereof other than Management Fees; and

          (2) the sum of (a) the balance of such Member's Capital Account as of the commencement of the Allocation Period, plus (b) any credits to such Member's Capital Account during the Allocation Period to reflect any contributions by such Member to the capital of the Fund, plus (c) any credits to such Member's Capital Account during the Allocation Period to reflect any Insurance proceeds allocable to such Member.

If the amount specified in clause (1) exceeds the amount specified in clause
(2), such difference shall be a "Positive Allocation Change", and if the amount specified in clause (2) exceeds the amount specified in clause (1), such difference shall be a "Negative Allocation Change".

          "Allocation Period" means, with respect to each Member, the period commencing as of the date of admission of such Member to the Fund and ending at the close of business on the last day of the twelfth complete calendar month since the admission of such Member to the Fund, and thereafter, each period commencing as of the day following the last day of the preceding Allocation Period with respect to such Member, and ending at the close of business on the first to occur of the following:

          (1)   the last day of a Fiscal Year;

          (2) the day as of which the Fund repurchases any Interest or portion of an Interest of such Member;

          (3) the day as of which the Fund admits as a substituted Member a person to whom the Interest (or portion thereof) of such Member has been Transferred (unless there is no change of beneficial ownership); and

          (4) the day as of which the authority of the Manager to provide Advice and Management is terminated pursuant to Section 3.4(a) hereof.

          "Board" means the Board of Directors established pursuant to Section
2.6 hereof.

          "Capital Account" means, with respect to each Member, the capital account established and maintained on behalf of each Member pursuant to Section
5.3 hereof.

          "Capital Percentage" means a percentage established for each Member as of each Expense Allocation Date. The Capital Percentage of a Member on an Expense Allocation Date shall be determined by dividing the amount of capital contributed to the Fund by the Member pursuant to Section 5.1 hereof by the sum of the capital contributed to the Fund by each Member pursuant to Section 5.1 hereof on or prior to such Expense Allocation Date. The sum of the Capital Percentages of all Members on each Expense Allocation Date shall equal 100%.

          "Capital Contribution" means the contribution, if any, made, or to be made, as the context requires, to the capital of the Fund by a Member.

          "Certificate" means the Certificate of Formation of the Fund and any amendments thereto as filed with the office of the Secretary of State of the State of Delaware.

          "Closing Date" means the first date on or as of which a Member other than the Organizational Member or the Manager is admitted to the Fund.

          "Code" means the United States Internal Revenue Code of 1986, as amended and as hereafter amended from time to time, or any successor law.

          "Delaware Act" means the Delaware Limited Liability Company Act (6 DEL.C. ss. 18-101, et seq.) as in effect on the date hereof and as amended from time to time, or any successor law.

          "Director" means each natural person listed on Schedule I hereto who serves on the Board and any other natural person who, from time to time, pursuant hereto shall serve on the Board. Each Director shall constitute a "manager" of the Fund within the meaning of the Delaware Act.

          "Expense Allocation Date" means the Closing Date, and thereafter each
day on or before         , as of which a contribution to the capital of the Fund
is made pursuant to Section 5.1 hereof.

          "Fiscal Period" means the period commencing on the Closing Date, and thereafter each period commencing on the day immediately following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

          (1)   the last day of a Fiscal Year;

          (2) the day preceding any day as of which a contribution to the capital of the Fund is made pursuant to Section 5.1;

          (3) the day as of which the Fund repurchases any Interest or portion of an Interest of any Member;

          (4) the day as of which the Fund admits a substituted Member to whom an Interest (or portion thereof) of a Member has been Transferred (unless there is no change of beneficial ownership); or

          (5) any other day as of which this Agreement provides for any amount to be credited to or debited against the Capital Account of any Member, other than an amount to be credited to or debited against the Capital Accounts of all Members in accordance with their respective Fund Percentages.

          "Fiscal Year" means the period commencing on the Closing Date and ending on the first December 31st following the Closing Date, and thereafter each period commencing on January 1 of each year and ending on December 31 of each year (or on the date of a final distribution pursuant to Section 6.2 hereof), unless the Directors shall designate another fiscal year for the Fund that is a permissible taxable year under the Code.

          "Form N-2" means the Fund's Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

          "Fund" means the limited liability company governed hereby, as such limited liability company may from time to time be constituted.

          "Fund Percentage" means a percentage established for each Member on the Fund's books as of the first day of each Fiscal Period. The Fund Percentage of a Member for a Fiscal Period shall be determined by dividing the balance of the Member's Capital Account as of the commencement of such Fiscal Period by the sum of the Capital Accounts of all of the Members as of the commencement of such Fiscal Period. The sum of the Fund Percentages of all Members for each Fiscal Period shall equal 100%.

          "Incentive Allocation" means, with respect to any Member, 20% of the amount, determined as of the close of each Allocation Period with respect to such Member, by which such Member's Positive Allocation Change for such Allocation Period, if any, exceeds any positive balance in such Member's Loss Recovery Account as of the most recent prior date as of which any adjustment has been made thereto.

          "Independent Directors" means those Directors who are not "interested persons" of the Fund as such term is defined in the 1940 Act.

          "Insurance" means one or more "key man" insurance policies on the life of any principal of a member of the Manager, the benefits of which are payable to the Fund.

          "Interest" means the entire ownership interest in the Fund at any particular time of a Member or other person to whom an Interest or portion thereof has been transferred pursuant to Section 4.3 hereof, including the rights and obligations of such Member or other person under this Agreement and the Delaware Act.

          "Loss Recovery Account" means a memorandum account to be recorded in the books and records of the Fund with respect to each Member, which shall have an initial balance of zero and which shall be adjusted as follows:

          (1) As of the first day after the close of each Allocation Period for such Member, the balance of the Loss Recovery Account shall be increased by the amount, if any, of such Member's Negative Allocation Change for such Allocation Period and shall be reduced (but not below zero) by the amount, if any, of such Member's Positive Allocation Change for such Allocation Period.

          (2) The balance of the Loss Recovery Account shall be reduced (but not below zero) as of the first date as of which the Capital Account balance of any Member is reduced as a result of repurchase or transfer with respect to such Member's Interest by an amount determined by multiplying
     (a) such positive balance by (b) a fraction, (i) the numerator of which is equal to the amount of the repurchase or transfer, and (ii) the denominator of which is equal to the balance of such Member's Capital Account immediately before giving effect to such repurchase or transfer.

          No transferee of any Interest shall succeed to any Loss Recovery Account balance or portion thereof attributable to the transferor unless the Transfer by which such transferee received such Interest did not involve a change of beneficial ownership.

          "Management Fee" means the fee paid to PWFA out of the Fund's assets, and debited against Members' Capital Accounts, for PWFA Services.

          "Manager" means PW Eucalyptus Management, L.L.C. or any successor thereto. The Manager shall constitute a "manager" of the Fund within the meaning of the Delaware Act. The Manager also shall constitute a "member" of the Fund within the meaning of the Delaware Act and shall have an Interest.

          "Member" means the Manager and any person who shall have been admitted to the Fund as a member until the Fund repurchases the entire Interest of such person pursuant to Section 4.4 hereof or a substitute Member who is admitted to the Fund pursuant to Section 4.3 hereof, in such person's capacity as a member of the Fund. For purposes of the Delaware Act, the Members shall constitute a single class or group of members.

          "Negative Allocation Change" has the meaning given such term in the definition of Allocation Change.

          "Net Assets" means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, calculated before giving effect to any repurchases of Interests.

          "Net Profit" or "Net Loss" means the amount by which the Net Assets as of the close of business on the last day of a Fiscal Period exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net Assets as of the commencement of the same Fiscal Period (or, with respect to the initial Fiscal Period of the Fund, at the close of business on the Closing Date), such amount to be adjusted to exclude:

          (1) the amount of any Insurance premiums or proceeds to be allocated among the Capital Accounts of the Members pursuant to Section 5.5 hereof;

          (2) any items to be allocated among the Capital Accounts of the Members on a basis which is not in accordance with the respective Fund Percentages of all Members as of the commencement of such Fiscal Period pursuant to Sections 5.6 and 5.7 hereof; and

          (3) Organizational Expenses allocated among the Capital Accounts of the Members pursuant to Section 5.11 hereof.

          "1940 Act" means the Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

          "1934 Act" means the Securities Exchange Act of 1934 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

          "Organizational Expenses" means the expenses incurred by the Fund in connection with its formation, its initial registration as an investment company under the 1940 Act, and the initial offering of Interests.

          "Organizational Member" means Norman E. Sienko, Jr.

          "Person" means any individual, entity, corporation, partnership, association, limited liability company, joint-stock company, trust, estate, joint venture, organization or unincorporated organization.

          "Positive Allocation Change" has the meaning given such term in the definition of Allocation Change.

          "PWFA" means PW Fund Advisor, L.L.C., or any successor thereto.

          "PWFA Services" means such management and administrative services as PWFA or its affiliates shall provide to the Fund pursuant to a separate written agreement with the Fund as contemplated by Section 3.10(a) hereof.

          "Related Person" means, with respect to any person, (i) a relative, spouse or relative of a spouse who has the same principal residence as such person, (ii) any trust or estate in which such person and any persons who are related to such person collectively have more than 50% of the beneficial interests (excluding contingent interests) and (iii) any corporation or other organization of which such person and any persons who are related to such person collectively are beneficial owners of more than 50% of the equity securities (excluding directors' qualifying shares) or equity interests.

          "Securities" means securities (including, without limitation, equities, debt obligations, options, and other "securities" as that term is defined in Section 2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation, currency or commodity, all manner of derivative instruments and any contracts based on any index or group of securities, debt obligations, currencies or commodities, and any options thereon.

          "Tax Matters Partner" means the Manager designated as "tax matters partner" of the Fund pursuant to Section 8.17 hereof.

          "Transfer" means the assignment, transfer, sale or other disposition of all or any portion of an Interest, including any right to receive any allocations and distributions attributable to an Interest.

          "Voting Interest" means with respect to a Member the number of votes equivalent to such Member's Fund Percentage as of the record date for a meeting of Members.

                                   ARTICLE II

                    ORGANIZATION; ADMISSION OF MEMBERS; BOARD

          Section 2.1 Formation of Limited Liability Company.

          The Organizational Member and any person designated by the Board hereby are designated as authorized persons, within the meaning of the Delaware Act, to execute, deliver and file all certificates (and any amendments and/or restatements thereof) required or permitted by the Delaware Act to be filed in the office of the Secretary of State of the State of Delaware. The Board shall cause to be executed and filed with applicable governmental authorities any other instruments, documents and certificates which, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or which such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund.

          Section 2.2 Name.

          The name of the Fund shall be "PW Eucalyptus Fund, L.L.C." or such other name as the Board hereafter may adopt upon (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and
(ii) sending notice thereof to each Member. The Fund's business may be conducted under the name of the Fund or, to the fullest extent permitted by law, any other name or names deemed advisable by the Board.

          Section 2.3 Principal and Registered Office.

          The Fund shall have its principal office at the principal office of the Manager, or at such other place designated from time to time by the Board.

          The Fund shall have its registered office in the State of Delaware at 1013 Center Road, Wilmington, New Castle County, Delaware 19805-1297, and shall have Corporation Service Company as its registered agent at such registered office for service of process in the State of Delaware, unless a different registered office or agent is designated from time to time by the Board in accordance with the Delaware Act.

          Section 2.4 Duration.

          The term of the Fund commenced on the filing of the Certificate with the Secretary of State of the State of Delaware and shall continue until the Fund is dissolved pursuant to Section 6.1 hereof.

          Section 2.5 Business of the Fund.

          (a) The business of the Fund is to purchase, sell (including short sales), invest and trade in Securities, and to engage in any financial or derivative transactions relating thereto or otherwise. The Manager, on behalf of the Fund, may execute, deliver and perform all contracts, agreements and other undertakings and engage in all activities and transactions as may in the opinion of the Manager be necessary or advisable to carry out the Fund's business and any amendments to any such contracts, agreements and other undertakings, all without any further act, vote or approval of any other person, notwithstanding any other provision of this Agreement.

          (b) The Fund shall operate as a closed-end, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions set forth in the Form N-2.

          Section 2.6 The Board.

          (a) The Organizational Member hereby designates those persons listed on Schedule I who shall agree to be bound by all of the terms of this Agreement to serve as Directors on the initial Board. The Board may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of and vacancies in the position of Director and the provisions of
Section 3.3 hereof with respect to the election of Directors by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Director. The names and mailing addresses of the Directors shall be set forth in the books and records of the Fund. The number of Directors shall be fixed from time to time by the Directors but, at the Closing Date, shall not be fewer than three.

          (b) Each Director shall serve as a Director for the duration of the term of the Fund, unless his or her status as a Director shall be sooner terminated pursuant to Section 4.1 hereof. If any vacancy in the position of a Director occurs, the remaining Directors may appoint a person to serve in such capacity, so long as immediately after such appointment at least two-thirds of the Directors then serving would have been elected by the Members. The Directors may call a meeting of Members to fill any vacancy in the position of Director, and shall do so within 60 days after any date on which Directors who were elected by the Members cease to constitute a majority of the Directors then serving as Directors.

          (c) If no Director remains, the Manager shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Director ceased to act in that capacity, for the purpose of determining whether to continue the business of the Fund and, if the business shall be continued, of electing the required number of Directors. If the Members shall determine at such meeting not to continue the business of the Fund or if the required number of Directors is not elected within 60 days after the date on which the last Director ceased to act in that capacity, then the Fund shall be dissolved pursuant to Section 6.1 hereof and the assets of the Fund shall be liquidated and distributed pursuant to Section 6.2 hereof.

          Section 2.7 Members.

          The Board may admit one or more Members as of the beginning of each calendar month or at such other times as the Board may determine. Members may be admitted to the Fund subject to the condition that each such Member shall execute an appropriate signature page of this Agreement or of the Fund's application pursuant to which such Member agrees to be bound by all the terms and provisions hereof. The Board, in its absolute discretion, may reject applications for Interests in the Fund. The admission of any person as a Member shall be effective upon the revision of the books and records of the Fund to reflect the name and the contribution to the capital of the Fund of such additional Member. Each of the Manager and the Organizational Member hereby is admitted as a Member on the date hereof.

          Section 2.8 Organizational Member.

          Upon the admission to the Fund of any additional Member pursuant to
Section 2.7, the Organizational Member shall withdraw from the Fund as the Organizational Member and shall be entitled to the return of his Capital Contribution, if any, without interest or deduction, and shall cease to be a member of the Fund.

          Section 2.9 Both Directors and Members.

          A Member may at the same time be a Director and a Member, in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions hereof and as provided in the Delaware Act.

          Section 2.10 Limited Liability.

          Except as otherwise provided in the Delaware Act, no Member or Director shall be obligated personally for the Fund's debts, obligations or liabilities, whether arising in contract, tort or otherwise, solely by reason of being a member or manager of the Fund, except that a Member may be obligated to make capital contributions to the Fund pursuant to this Agreement and to repay any funds wrongfully distributed to such Member, and a Member, in the sole discretion of the Manager, may be obligated to make additional capital contributions up to, but in no event in excess of, the aggregate amount of any distributions, amounts in connection with a repurchase of all or a portion of such Member's Interest and any other amounts received by such Member from the Fund during or after the Fiscal Year in which any debt, obligation or liability of the Fund is incurred.

                                   ARTICLE III

                                   MANAGEMENT

          Section 3.1 Management and Control.

          (a) Management and control of the business of the Fund shall be vested in the Board, which shall have the right, power and authority, on behalf of the Fund and in its name, to exercise all rights, powers and authority of managers under the Delaware Act and to do all things necessary and proper to carry out the business of the Fund and its duties hereunder, including, without limitation, the power to engage the Manager to provide Advice and Management to the Fund. No Director shall have the authority individually to act on behalf of or to bind the Fund except within the scope of such Director's authority as delegated by the Board. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Director shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a Delaware corporation and (ii) each Independent Director shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person" of such company as such term is defined in the 1940 Act. During any period in which the Fund shall have no Directors, the Manager shall continue to provide Advice and Management to the Fund.

          (b) Each Member agrees not to treat, on his personal return or in any claim for a refund, any item of income, gain, loss, deduction or credit in a manner inconsistent with the treatment of such item by the Fund. The Board shall have the exclusive authority and discretion to make any elections required or permitted to be made by the Fund under any provisions of the Code or any other revenue laws.

          (c) Members (other than the Manager) shall have no right to participate in and shall take no part in the management or control of the Fund's business and shall have no right, power or authority to act for or bind the Fund. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

          (d) The Board may delegate to any person, including the Manager, even if such delegation is greater than the power given to the Manager pursuant to
Section 3.4 hereof, any rights, power and authority vested by this Agreement in the Board to the extent permissible under applicable law.

          Section 3.2 Actions by the Board.

          (a) Unless provided otherwise in this Agreement, the Board shall act only: (i) by the affirmative vote of a majority of the Directors (which majority shall include any requisite number of Independent Directors required by the 1940
Act) present at a meeting duly called at which a quorum of the Directors shall be present (in person or, if in person attendance is not required by the 1940 Act, in person or by telephone) or (ii) by unanimous written consent of all of the Directors without a meeting, if permissible under the 1940 Act.

          (b) The Board may designate from time to time a Chairman who shall preside at all meetings. Meetings of the Board may be called by the Chairman or any two Directors, and may be held on such date and at such time and place as the Board shall determine. Each Director shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Notice need not be given to any Director who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Directors may attend and participate in any meeting by telephone, except where in person attendance at a meeting is required by the 1940 Act. A majority of the Directors then in office shall constitute a quorum at any meeting.

          (c) The Board may designate from time to time agents and employees of the Fund who shall have the same powers and duties on behalf of the Fund (including the power to bind the Fund) as are customarily vested in officers of a Delaware corporation, and designate them as officers of the Fund.

          Section 3.3 Meetings of Members.

          (a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board or by Members holding a majority of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board shall determine. The Board shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Directors and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

          (b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member's Voting Interest. The Board shall establish a record date not less than 10 nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes which each Member will be entitled to cast thereat, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

          (c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Fund before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Fund at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

          Section 3.4 Advice and Management.

          (a) Among its powers, the Board shall have the power to engage the Manager to provide Advice and Management to the Fund under its general supervision, subject to the initial approval thereof prior to the Closing Date by the Organizational Member. The Board also delegates to the Manager the rights and powers expressly given to the Manager under this Agreement. The authority of the Manager granted under this Section 3.4 shall become effective upon such initial approval and shall terminate: (i) if any period of 12 consecutive months following the first 12 consecutive months of the effectiveness of such authority shall conclude without the approval of the continuation of such authority by (A) the vote of a majority (as defined in the 1940 Act) of the outstanding Voting Interests of the Fund or (B) the Board, and in either case, approval by a majority of the Independent Directors by vote cast in person at a meeting called for such purpose; (ii) if revoked by the Board or by vote of a majority (as defined in the 1940 Act) of the outstanding Voting Interests of the Fund, in either case with 60 days' prior written notice to the Manager; or (iii) at the election of the Manager with 60 days' prior written notice to the Board. The authority of the Manager to provide Advice and Management pursuant to this Section 3.4 shall automatically terminate upon the occurrence of any event in connection with the Manager, its provision of Advice and Management, this Agreement or otherwise constituting an "assignment" within the meaning of the 1940 Act. If the authority of the Manager under this Section
3.4 is terminated as provided herein, the Board may appoint, subject to the approval thereof by a majority of the Independent Board and by vote of a majority (as defined in the 1940 Act) of the outstanding Voting Interests of the Fund, a person or persons to provide Advice and Management to the Fund, and shall cause the terms and conditions of such appointment to be stated in an agreement executed on behalf of the Fund and such person or persons. Notwithstanding anything in this Agreement to the contrary, upon receiving the requisite approval set forth in the preceding sentence, the Fund, and a person designated by the Board, shall have the power and authority to enter into such agreement without any further act, vote or approval of any Member.

          (b) So long as the Manager has been and continues to be authorized to provide Advice and Management, it shall have, subject to any policies and restrictions set forth in any current offering memorandum issued by the Fund, this Agreement, the Form N-2 or the 1940 Act, or adopted from time to time by the Board and communicated in writing to the Manager, full discretion and authority (i) to manage the assets and liabilities of the Fund and (ii) to manage the day-to-day business and affairs of the Fund. In furtherance of and subject to the foregoing, the Manager, except as otherwise provided in this Agreement, shall have full power and authority on behalf of the Fund:

          (1) to purchase, sell, exchange, trade and otherwise deal in and with Securities and other property of the Fund and to loan Securities of the Fund;

          (2) to open, maintain and close accounts with brokers and dealers, to make all decisions relating to the manner, method and timing of Securities and other investment transactions, to select and place orders with brokers, dealers or other financial intermediaries for the execution, clearance or settlement of any transactions on behalf of the Fund on such terms as the Manager considers appropriate, and to grant limited discretionary authorization to such persons with respect to price, time and other terms of investment and trading transactions;

          (3) to borrow from banks or other financial institutions and to pledge Fund assets as collateral therefor, to trade on margin, to exercise or refrain from exercising all rights regarding the Fund's investments, and to instruct custodians regarding the settlement of transactions, the disbursement of payments to Members with respect to repurchases of Interests and the payment of Fund expenses, including those relating to the organization and registration of the Fund;

          (4) to issue to any Member an instrument certifying that such Member is the owner of an Interest;

          (5) to call and conduct meetings of Members at the Fund's principal office or elsewhere as it may determine and to assist the Board in calling and conducting meetings of the Board;

          (6) to engage and terminate such attorneys, accountants and other professional advisers and consultants as the Manager may deem necessary or advisable in connection with the affairs of the Fund or as may be directed by the Board;

          (7) to engage and terminate the services of others to assist the Manager in providing, or to provide under the Manager's control and supervision, Advice and Management to the Fund at the expense of the Manager;

          (8) to assist in the preparation and filing of any required tax or information returns to be made by the Fund;

          (9) as directed by the Board, to commence, defend and conclude any action, suit, investigation or other proceeding that pertains to the Fund or any assets of the Fund;

          (10) if directed by the Board, to arrange for the purchase of (A) Insurance, or (B) any insurance covering the potential liabilities of the Fund or relating to the performance of the Board or the Manager, or any of their principals, directors, officers, members, employees and agents; and

          (11) to execute, deliver and perform such contracts, agreements and other undertakings, and to engage in such activities and transactions as are, in the opinion of the Manager, necessary and appropriate for the conduct of the business of the Fund, without the act, vote or approval of any other Member or person.

          Section 3.5 Custody of Assets of the Fund.

          The physical possession of all funds, Securities or other property of the Fund shall at all times, be held, controlled and administered by one or more custodians retained by the Fund in accordance with the requirements of the 1940 Act.

          Section 3.6 Brokerage.

          In the course of selecting brokers, dealers and other financial intermediaries for the execution, clearance and settlement of transactions for the Fund, the Manager may agree to such commissions, fees and other charges on behalf of the Fund as it shall deem reasonable under the circumstances, taking into account all such factors as it deems relevant (including the quality of research and other services made available to it even if such services are not for the exclusive benefit of the Fund and the cost of such services does not represent the lowest cost available) and shall be under no obligation to combine or arrange orders so as to obtain reduced charges unless otherwise required under the Federal securities laws. The Manager, subject to such procedures as may be adopted by the Board, may use Affiliates of the Manager as brokers to effect the Fund's Securities transactions and the Fund may pay such commissions to such brokers in such amounts as are permissible under applicable law.

          Section 3.7 Other Activities of Members (Including the Manager) and Directors.

          (a) Neither the Directors nor the Manager shall be required to devote full time to the affairs of the Fund, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

          (b) Any Member (including the Manager) or Director or Affiliate thereof may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member shall have any rights in or to such activities of any other Member or Director, or any profits derived therefrom.

          Section 3.8 Duty Of Care.

          (a) The Directors and the Manager, including any officer, director, member, principal, employee or agent of the Manager, shall not be liable to the Fund or to any of its Members for any loss or damage occasioned by any act or omission in the performance of such person's services under this Agreement, unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of such person constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's duties hereunder.

          (b) A Member not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for an Interest shall be liable to the Fund, any other Member or third parties only as required by the Delaware Act or otherwise provided in this Agreement.

          Section 3.9 Indemnification.

          (a) To the fullest extent permitted by law, the Fund shall, subject to Section 3.9(b) hereof, indemnify each Director (including for this purpose their executors, heirs, assigns, successors or other legal representatives), the Manager (including for this purpose each affiliate, officer, director, member, partner, principal, employee or agent of the Manager or a member thereof, and the executors, heirs, assigns, successors or other legal representatives of each of the foregoing, and of any person who controls or is under common control, or otherwise is affiliated, with the Manager or any member thereof, and their executors, heirs, assigns, successors or other legal representatives), and the Tax Matters Partner (including for this purpose its successor) against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Director, Manager or the Tax Matters Partner, as the case may be, of the Fund or the past or present performance of services to the Fund by such indemnitee, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.
The rights of indemnification provided under this Section 3.9 shall not be construed so as to provide for indemnification of an indemnitee for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.9 to the fullest extent permitted by law.

          (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.9(a) hereof; provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill his or its undertaking, or (iii) a majority of the Directors (excluding any Director who is seeking advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

          (c) As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.9(a) hereof if (i) approved as in the best interests of the Fund by a majority of the Directors (excluding any Director who is seeking indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Directors secure a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

          (d) Any indemnification or advancement of expenses made pursuant to this Section 3.9 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In any suit brought by an indemnitee to enforce a right to indemnification under this Section 3.9 it shall be a defense that, and in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.9 the Fund shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in this Section 3.9. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.9, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.9 shall be on the Fund (or any Member acting derivatively or otherwise on behalf of the Fund or its Members).

          (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.9 or to which he, she or it may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

          (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.9 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Director or other person.

          Section 3.10 Fees, Expenses and Reimbursement.

          (a) So long as PWFA (or its affiliates) provides PWFA Services to the Fund, it shall be entitled to receive such fees as may be agreed to by PWFA and the Fund pursuant to a separate written agreement, which, notwithstanding anything in this Agreement to the contrary, may be entered into by the Fund, and the Manager on behalf of the Fund, without any further act, vote or approval of any Member.

          (b) The Board may cause the Fund to compensate each Director for his or her services hereunder. In addition, the Fund shall reimburse the Directors for reasonable out-of-pocket expenses incurred by them in performing their duties under this Agreement.

          (c) The Fund shall bear all expenses incurred in the business of the Fund other than those specifically required to be borne by the Manager or its members hereunder or under any other agreement. Expenses to be borne by the Fund include, but are not limited to, the following:

          (1) all costs and expenses related to portfolio transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on Securities sold short, dividends on Securities sold short but not yet purchased, custodial fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends;

          (2) all costs and expenses associated with the organization and registration of the Fund, offering costs and the costs of compliance with any applicable Federal or state laws;

          (3) the costs and expenses of holding any meetings of Members that are regularly scheduled, permitted or are required to be held by this Agreement, the 1940 Act or other applicable law;

          (4) fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;

          (5) the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund, the Manager or the Directors;

          (6)   any fees payable to PWFA or its affiliates for PWFA Services;

          (7) all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members;

          (8) all expenses of computing the Fund's net asset value, including any equipment or services obtained for the purpose of valuing the Fund's investment portfolio;

          (9) all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;

          (10) fees payable to custodians and persons providing administrative services to the Fund; and

          (11) such other types of expenses as may be approved from time to time by the Board.

          The Manager shall be entitled to reimbursement from the Fund for any of the above expenses that it pays on behalf of the Fund.

          (d) The Fund from time to time, alone or in conjunction with other accounts for which the Manager, or any Affiliate of the Manager, acts as general partner, managing member or investment adviser, may purchase Insurance in such amounts, from such insurers and on such terms as the Board shall determine.

                                   ARTICLE IV

                       TERMINATION OF STATUS OF DIRECTORS;
                            TRANSFERS AND REPURCHASES

          Section 4.1 Termination of Status of a Director.

          The status of a Director shall terminate if the Director (i) shall die; (ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Director (upon not less than 90 days' prior written notice to the other Directors, unless the other Directors waive such notice); (iv) shall be removed under Section 4.2; (v) shall be certified by a physician to be mentally or physically unable to perform his duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; or (vii) shall have a receiver appointed to administer the property or affairs of such Director.

          Section 4.2 Removal of the Directors.

          Any Director may be removed either by (a) the vote or written consent of at least two-thirds of the Directors not subject to the removal vote or (b) the vote or written consent of Members holding not less than two-thirds of the total number of votes eligible to be cast by all Members.

          Section 4.3 Transfer of Interests of Members.

          (a) An Interest or portion thereof of a Member may be Transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of such Member or (ii) with the written consent of the Board (which may be withheld in its sole and absolute discretion). In addition, the Board may not consent to a Transfer of an Interest or a portion thereof of a Member unless the person to whom such Interest is transferred (or each of such person's equity owners if such a person is a "private investment company" as defined in Rule 205-3(d)(3) under the Advisers Act, an investment company registered under the 1940 Act, or a business development company as defined under the Advisers Act) is a person whom the Board believes meets the requirements of paragraph (d)(1) of Rule 205-3 under the Advisers Act or successor rule thereto, or is otherwise exempt from such requirements. If any transferee does not meet such investor eligibility requirements, the Fund reserves the right to redeem its Interest. If the Board does not consent to a Transfer by operation of law, the Fund shall redeem the Interest from the Member's successor. In addition to the foregoing, no Member shall be permitted to Transfer its Interest or portion thereof unless after such Transfer the balance of the Capital Account of each of the transferor and the transferee is at least equal to the amount of the transferor's initial Capital Contribution. Any permitted transferee shall be entitled to the allocations and distributions allocable to the Interest so acquired and to Transfer such Interest in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member Transfers an Interest or portion thereof with the approval of the Board, the Fund shall promptly take all necessary actions so that each transferee or successor to whom such Interest or portion thereof is Transferred is admitted to the Fund as a substituted Member. The admission of any transferee as a substituted Member shall be effective upon the execution and delivery by, or on behalf of, such substituted Member of either a counterpart of this Agreement or an instrument that constitutes the execution and delivery of this Agreement. Each transferring Member and transferee agrees to pay all expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with such Transfer. Upon the Transfer to another person or persons of a Member's entire Interest, such Member shall cease to be a member of the Fund.

          (b) Each transferring Member shall indemnify and hold harmless the Fund, the Directors, the Manager, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.3 and (ii) any misrepresentation by such Member in connection with any such Transfer.

          Section 4.4 Repurchase of Interests.

          (a) Except as otherwise provided in this Agreement, no Member or other person holding an Interest or portion thereof shall have the right to withdraw or tender to the Fund for repurchase of that Interest or portion thereof. The Board may from time to time, in its complete and exclusive discretion and on such terms and conditions as it may determine, cause the Fund to repurchase Interests or portions thereof pursuant to written tenders. In determining whether to cause the Fund to repurchase Interests or portions thereof pursuant to written tenders, the Board shall consider the following factors, among others:

          (1) whether any Members have requested to tender Interests or portions thereof to the Fund;

          (2)   the liquidity of the Fund's assets;

          (3) the investment plans and working capital requirements of the Fund;

          (4) the relative economies of scale with respect to the size of the Fund;

          (5) the history of the Fund in repurchasing Interests or portions thereof;

          (6)   the condition of the securities markets; and

          (7) the anticipated tax consequences of any proposed repurchases of Interests or portions thereof.

          The Board shall cause the Fund to repurchase Interests or portions thereof pursuant to written tenders only on terms fair to the Fund and to all Members (including persons holding Interests acquired from Members), as applicable.

          (b) The Board may cause the Fund to repurchase an Interest or portion thereof of a Member or any person acquiring an Interest or portion thereof from or through a Member if the Board determines or has reason to believe that:

          (1) such an Interest or portion thereof has been transferred in violation of Section 4.3 hereof, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Member;

          (2) ownership of such an Interest by a Member or other person will cause the Fund to be in violation of, or require registration of any Interest or portion thereof under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

          (3) continued ownership of such an Interest may be harmful or injurious to the business or reputation of the Fund, the Manager or the Directors, or may subject the Fund or any of the Members to an undue risk of adverse tax or other fiscal consequences;

          (4) any of the representations and warranties made by a Member in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true; or

          (5) it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such an Interest or portion thereof.

          (c) Repurchases of Interests or portions thereof by the Fund shall be payable in cash or in part by promissory note, in each case without interest, or, in the discretion of the Board, in Securities (or any combination of Securities and cash) of equivalent value. All such repurchases shall be subject to any and all conditions as the Board may impose and shall be effective as of a date set by the Board after receipt by the Fund of all eligible written tenders of Interests or portion thereof. The amount due to any Member whose Interest or portion thereof is repurchased shall be equal to the value of such Member's Capital Account or portion thereof as applicable as of the effective date of repurchase, after giving effect to all allocations to be made to such Member's Capital Account as of such date.

                                    ARTICLE V

                                     CAPITAL

          Section 5.1 Contributions to Capital.

          (a) The minimum initial contribution of each Member (other than the Manager) to the capital of the Fund shall be $250,000 ($25,000 for employees or directors of the Manager and its affiliates, and members of their immediate families, and, in the sole discretion of the Board, attorneys or other professional advisors engaged on behalf of the Fund, and members of their immediate families) or such other amount as the Board may determine from time to time. The amount of the initial contribution of each Member shall be recorded on the books and records of the Fund upon acceptance as a contribution to the capital of the Fund. The Directors shall not be entitled to make voluntary contributions of capital to the Fund as Directors of the Fund, but may make voluntary contributions to the capital of the Fund as Members.

          (b) The Members may make additional contributions to the capital of the Fund, effective as of such times as the Board in its discretion may permit, but no Member shall be obligated to make any additional contribution to the capital of the Fund except to the extent provided in Section 5.7 hereof.

          (c) Except as otherwise permitted by the Board, (i) initial and any additional contributions to the capital of the Fund by any Member shall be payable in cash or in such Securities that the Board, in its absolute discretion, may agree to accept on behalf of the Fund, and (ii) initial and any additional contributions in cash shall be payable in readily available funds at the date of the proposed acceptance of the contribution. The Fund shall charge each Member making a contribution in Securities to the capital of the Fund such amount as may be determined by the Board not exceeding 2% of the value of such contribution in order to reimburse the Fund for any costs incurred by the Fund by reason of accepting such Securities, and any such charge shall be due and payable by the contributing Member in full at the time the contribution to the capital of the Fund to which such charges relate is due. The value of contributed Securities shall be determined in accordance with Section 7.3 hereof as of the date of contribution.

          Section 5.2 Rights of Members to Capital.

          No Member shall be entitled to interest on his or its contribution to the capital of the Fund, nor shall any Member be entitled to the return of any capital of the Fund except (i) upon the repurchase by the Fund of a part or all of such Member's Interest pursuant to Section 4.4 hereof, (ii) pursuant to the provisions of Section 5.7(b) hereof or (iii) upon the liquidation of the Fund's assets pursuant to Section 6.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Fund's property or to compel any sale or appraisal of the Fund's assets.

          Section 5.3 Capital Accounts.

          (a) The Fund shall maintain a separate Capital Account for each Member.

          (b)Each Member's Capital Account shall have an initial balance equal to the amount of cash and the value of any Securities (determined in accordance with Section 7.3 hereof) constituting such Member's initial contribution to the capital of the Fund.

          (c)   Each Member's Capital Account shall be increased by the sum of
(i) the amount of cash and the value of any Securities (determined in accordance with Section 7.3 hereof) constituting additional contributions by such Member to the capital of the Fund permitted pursuant to Section 5.1 hereof, plus (ii) any amount credited to such Member's Capital Account pursuant to Sections 5.4 through 5.7 or 5.11 hereof.

          (d) Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Interest, or portion thereof, of such Member or distributions to such Member pursuant to Sections 4.4, 5.9 or 6.2 hereof which are not reinvested, plus (ii) any amounts debited against such Member's Capital Account pursuant to Sections 5.4 through 5.7 and 5.11 hereof.

          (e) If all or a portion of an Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

          Section 5.4 Allocation of Net Profit and Loss.

          As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Fund Percentages for such Fiscal Period.

          Section 5.5 Allocation Of Insurance Premiums And Proceeds.

          (a) Any premiums payable by the Fund for Insurance purchased pursuant to Section 3.9(d) hereof shall be apportioned evenly over each Fiscal Period or portion thereof falling within the period to which such premiums relate under the terms of such Insurance, and the portion of the premiums so apportioned to any Fiscal Period shall be allocated among and debited against the Capital Accounts of each Member who is a member of the Fund during such Fiscal Period in accordance with such Member's Fund Percentage for such Fiscal Period.

          (b) Proceeds, if any, to which the Fund may become entitled pursuant to such Insurance shall be allocated among and credited to the Capital Accounts of each Member who is a member of the Fund during the Fiscal Period in which the event which gives rise to recovery of proceeds occurs in accordance with such Member's Fund Percentage for such Fiscal Period.

          Section 5.6 Allocation of Certain Withholding Taxes and Other Expenditures.

          (a) If the Fund incurs a withholding tax or other tax obligation with respect to the share of Fund income allocable to any Member, then the Board, without limitation of any other rights of the Fund or the Board, shall cause the amount of such obligation to be debited against the Capital Account of such Member when the Fund pays such obligation, and any amounts then or thereafter distributable to such Member shall be reduced by the amount of such taxes. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Interest shall pay to the Fund as a contribution to the capital of the Fund, upon demand of the Fund, the amount of such excess. The Fund shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption; provided, that in the event that the Fund determines that a Member is eligible for a refund of any withholding tax, the Fund may, at the request and expense of such Member, assist such Member in applying for such refund.

          (b) Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Fund, to the extent determined by the Board to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments. Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Fund.

          Section 5.7 Reserves.

          (a) Appropriate reserves may be created, accrued and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Manager or the Board, such reserves to be in the amounts which the Board in its sole discretion deem necessary or appropriate. The Board may increase or reduce any such reserves from time to time by such amounts as it in its sole discretion deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, shall be proportionately charged or credited, as appropriate, to the Capital Accounts of those parties who are Members at the time when such reserve is created, increased or decreased, as the case may be; provided, however, that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, the amount of such reserve, increase, or decrease instead shall be charged or credited to those parties who were Members at the time, as determined by the Board in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts.

          (b) If at any time an amount is paid or received by the Fund (other than contributions to the capital of the Fund, distributions or repurchases of Interests or portions thereof) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt and such amount was not accrued or reserved for but would nevertheless, in accordance with the Fund's accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those parties who were Members during such prior Fiscal Period or Periods.

          (c)   If any amount is required by paragraph (a) or (b) of this
Section 5.7 to be charged or credited to a party who is no longer a Member, such amount shall be paid by or to such party, as the case may be, in cash, with interest from the date on which the Board determines that such charge or credit is required. In the case of a charge, the former Member shall be obligated to pay the amount of the charge, plus interest as provided above, to the Fund on demand; provided, however, that (i) in no event shall a former Member be obligated to make a payment exceeding the amount of such Member's Capital Account at the time to which the charge relates; and (ii) no such demand shall be made after the expiration of three years from the date on which such party ceased to be a Member. To the extent that a former Member fails to pay to the Fund, in full, any amount required to be charged to such former Member pursuant to paragraph (a) or (b), whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the deficiency shall be charged proportionately to the Capital Accounts of the Members at the time of the act or omission giving rise to the charge to the extent feasible, and otherwise proportionately to the Capital Accounts of the current Members.

          Section 5.8 Incentive Allocation.

          (a)   So long as the authority to provide Advice and Management under
Section 3.4 hereof shall remain effective, the Incentive Allocation shall be debited against the Capital Account of each Member (other than the Manager) as of the last day of each Allocation Period with respect to such Member and the amount so debited shall be credited simultaneously to the Capital Account of the Manager, or, subject to compliance with the 1940 Act and the Advisers Act, to the Capital Accounts of such Members as have been designated in any written notice delivered by the Manager, to the Fund within 90 days after the close of such Allocation Period.

          (b) Within 30 days of each Allocation Period with respect to each Member, the Manager may withdraw up to 100% of the Incentive Allocation (computed on the basis of unaudited data) that was credited to the Capital Account of the Manager, and debited from such Member's Capital Account with respect to such Allocation Period. The Fund shall pay the Manager the undrawn balance, if any, of such Incentive Allocation (subject to audit adjustments) within 30 days after the completion of the audit of the Fund's books. Any amount of such Incentive Allocation not withdrawn by the Manager pursuant to the first sentence of this Section 5.8(b) shall be deemed reinvested in the Fund by the Manager.

          Section 5.9 Tax Allocations.

          For each Fiscal Year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such a manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior Fiscal Years (or relevant portions thereof). Allocations under this Section 5.9 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and in conformity with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f), 1.704-1(b)(4)(i) and 1.704-3(e)
promulgated thereunder, as applicable, or the successor provisions to such Section and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

          If the Fund realizes capital gains (including short-term capital gains) for Federal income tax purposes for any Fiscal Year during or as of the end of which one or more Positive Basis Members (as hereinafter defined) withdraw from the Fund pursuant to Articles IV or VI hereof, the Board may elect to allocate such gains as follows: (i) to allocate such gains among such Positive Basis Members, pro rata in proportion to the respective Positive Basis (as hereinafter defined) of each such Positive Basis Member, until either the full amount of such gains shall have been so allocated or the Positive Basis of each such Positive Basis Member shall have been eliminated and (ii) to allocate any gains not so allocated to Positive Basis Members to the other Members in such manner as shall reflect equitably the amounts credited to such Members' Capital Accounts.

          As used herein, (i) the term "Positive Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which the total of such Member's Capital Account as of such time exceeds its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death and without regard to such Member's share of the liabilities of the Fund under Section 752 of the Code), and (ii) the term "Positive Basis Member" shall mean any Member who withdraws from the Fund and who has a Positive Basis as of the effective date of its withdrawal but such Member shall cease to be a Positive Basis Member at such time as it shall have received allocations pursuant to clause (i) of the preceding sentence equal to its Positive Basis as of the effective date of its withdrawal.

          Section 5.10 Distributions.

          (a) The Board, in its sole discretion, may authorize the Fund to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members' Fund Percentages. Notwithstanding anything to the contrary in this Agreement, a Member may be compelled to accept a distribution of any asset in kind from the Fund despite the fact that the percentage of the asset distributed to the Member exceeds the percentage of that asset which is equal to the percentage in which the Member shares in distributions from the Fund.

          (b) The Board may withhold taxes from any distribution to any Member to the extent required by the Code or any other applicable law. For purposes of this Agreement, any taxes so withheld by the Fund with respect to any amount distributed by the Fund to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and, if appropriate, reducing the Capital Account of such Member.

          (c) Notwithstanding anything to the contrary contained herein, none of the Directors or the Members (including the Manager), nor any other person on behalf of the Fund, shall make a distribution to the Members on account of their interest in the Fund if such distribution would violate the Delaware Act or other applicable law.

          Section 5.11 Allocation of Organizational Expenses.

          (a) As of the first Expense Allocation Date, Organizational Expenses shall be allocated among and debited against the Capital Accounts of the Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

          (b) As of each Expense Allocation Date following the first Expense Allocation Date, all amounts previously debited against the Capital Account of a Member pursuant to this Section 5.11 on the preceding Expense Allocation Date will be credited to the Capital Account of such Member, and Organizational Expenses then shall be re-allocated among and debited against the Capital Accounts of all Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

                                   ARTICLE VI

                           DISSOLUTION AND LIQUIDATION

          Section 6.1 Dissolution.

          (a) The Fund shall be dissolved at any time there are no Members, unless the Fund is continued in accordance with the Delaware Act, or upon the occurrence of any of the following events:

          (1) upon the affirmative vote to dissolve the Fund by both (i) the Board and (ii) Members holding at least two-thirds of the total number of Voting Interests eligible to be cast by all Members;

          (2) upon the failure of Members to approve of successor Directors at a meeting called by the Manager in accordance with Section 2.6(c) hereof when no Director remains to continue the business of the Fund;

          (3) upon the expiration of any two-year period which commences on the date on which any Member has submitted a written notice to the Fund requesting to tender such Member's entire Interest for repurchase by the Fund if such Member has not been permitted to do so at any time during such period;

          (4)   upon the determination by the Manager to dissolve the Fund; or

          (5)   as required by operation of law.

          Dissolution of the Fund shall be effective on the day on which the event giving rise to the dissolution shall occur, but the Fund shall not terminate until the assets of the Fund have been liquidated in accordance with
Section 6.2 hereof and the Certificate has been canceled.

          Section 6.2 Liquidation of Assets.

          (a) Upon the dissolution of the Fund as provided in Section 6.1 hereof, the Board, acting directly or through a liquidator it selects, shall promptly liquidate the business and administrative affairs of the Fund, except that if the Board is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of the Fund. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Article V hereof. The proceeds from liquidation shall, subject to the Delaware Act, be distributed in the following manner:

          (1) in satisfaction (whether by payment or the making of reasonable provision for payment thereof) of the debts and liabilities of the Fund, including the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), but not including debt and liabilities to Members, up to and including the date that distribution of the Fund's assets to the Members has been completed, shall first be paid on a pro rata basis;

          (2) such debts, liabilities or obligations as are owing to the Members shall be paid next in their order of seniority and on a pro rata basis; and

          (3) the Members shall be paid next on a pro rata basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2(a)(3).

          (b) Anything in this Section 6.2 to the contrary notwithstanding, but subject to the priorities set forth in Section 6.2(a) above, upon dissolution of the Fund, the Board or other liquidator may distribute ratably in kind any assets of the Fund; provided, however, that if any in-kind distribution is to be made (i) the assets distributed in kind shall be valued pursuant to
Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in-kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.

                                   ARTICLE VII

                  ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

          Section 7.1 Accounting and Reports.

          (a) The Fund shall adopt for tax accounting purposes any accounting method which the Board shall decide in its sole discretion is in the best interests of the Fund. The Fund's accounts shall be maintained in U.S. currency.

          (b) After the end of each taxable year, the Fund shall furnish to each Member such information regarding the operation of the Fund and such Member's Interest as is necessary for Members to complete Federal and state income tax or information returns and any other tax information required by federal or state law.

          (c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 7.1(c) is being made, the Fund shall furnish to each Member a semi-annual report and an annual report containing the information required by the 1940 Act. The Fund shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted accounting principles. The Fund may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

          Section 7.2 Determinations by the Board.

          (a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board (either directly or by the Manager pursuant to delegated authority) unless specifically and expressly otherwise provided for by the provisions of this Agreement or as required by law, and such determinations and allocations shall be final and binding on all the Members.

          (b) The Board may make such adjustments to the computation of Net Profit or Net Loss or any components (withholding any items of income, gain, loss or deduction) comprising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Fund and the intended allocation thereof among the Members.

          Section 7.3 Valuation of Assets.

          (a) Except as may be required by the 1940 Act, the Board shall value or have valued any Securities or other assets and liabilities of the Fund as of the close of business on the last day of each Fiscal Period or more frequently, in the discretion of the Board, in accordance with such valuation procedures as shall be established from time to time by the Board and which conform to the requirements of the 1940 Act. In determining the value of the assets of the Fund, no value shall be placed on the goodwill or name of the Fund, or the office records, files, statistical data or any similar intangible assets of the Fund not normally reflected in the Fund's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, the unamortized portion of any organizational expenses and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

          (b) The value of Securities and other assets of the Fund and the net worth of the Fund as a whole determined pursuant to this Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

                                  ARTICLE VIII

                            MISCELLANEOUS PROVISIONS

          Section 8.1 Amendment of Limited Liability Company Agreement.

          (a) Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with the approval of (i) the Board (including the vote of a majority of the Independent Directors, if required by the 1940 Act), (ii) the Manager or (iii) a majority (as defined in the 1940 Act) of the outstanding Voting Interests of the Fund.

          (b)   Any amendment that would:

          (1) increase the obligation of a Member to make any contribution to the capital of the Fund;

          (2) reduce the Capital Account of a Member other than in accordance with Article V; or

          (3)   modify the events causing the dissolution of the Fund;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board) to tender his or her entire Interest for repurchase by the Fund.

          (c)   The Board at any time without the consent of the Members may:

          (1) restate this Agreement together with any amendments hereto which have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

          (2) amend this Agreement (other than with respect to the matters set forth in Section 8.1(b) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof which may be inconsistent with any other provision hereof, provided that such action does not adversely affect the rights of any Member in any material respect; and

          (3) amend this Agreement to make such changes as may be necessary or desirable, based on advice of legal counsel to the Fund, to assure the Fund's continuing eligibility to be classified for U.S. Federal income tax purposes as a partnership which is not treated as a corporation under
     Section 7704(a) of the Code;

subject, however, to the limitation that any amendment to this Agreement pursuant to Sections 8.1(c)(2) or (3) hereof shall be valid only if approved by the Board (including the vote of a majority of the Independent Directors, if required by the 1940 Act).

          (d) The Board shall give written notice of any proposed amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 8.1(a) hereof) to each Member, which notice shall set forth (i) the text of the proposed amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

          Section 8.2 Special Power of Attorney.

          (a) Each Member hereby irrevocably makes, constitutes and appoints the Manager and each of the Directors, acting severally, and any liquidator of the Fund's assets appointed pursuant to Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

          (1) any amendment to this Agreement which complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

          (2) any amendment to the Certificate required because this Agreement is amended or as otherwise required by the Delaware Act; and

          (3) all other such instruments, documents and certificates which, in the opinion of legal counsel to the Fund, from time to time may be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or which such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund as a limited liability company under the Delaware Act.

          (b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Fund is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection which such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner which may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

          (c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of the Manager and each of the Directors, acting severally, and any liquidator of the Fund's assets, appointed pursuant to
Section 6.2 hereof, and as such:

          (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Fund, the Board or any liquidator shall have had notice thereof; and

          (2) shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Interest, except that where the transferee thereof has been approved by the Board for admission to the Fund as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board or any liquidator to execute, acknowledge and file any instrument necessary to effect such substitution.

          Section 8.3 Notices.

          Notices which may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, or, if to the Fund, by registered or certified mail, return receipt requested, and shall be addressed to the respective parties hereto at their addresses as set forth on the books and records of the Fund (or to such other addresses as may be designated by any party hereto by notice addressed to the Fund in the case of notice given to any Member, and to each of the Members in the case of notice given to the Fund). Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

          Section 8.4 Agreement Binding upon Successors and Assigns.

          This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof which is not made pursuant to the terms of this Agreement shall be void.

          Section 8.5 Applicability of 1940 Act and Form N-2.

          The parties hereto acknowledge that this Agreement is not intended to, and does not set forth the substantive provisions contained in the 1940 Act and the Form N-2 which affect numerous aspects of the conduct of the Fund's business and of the rights, privileges and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.

          Section 8.6 Choice of Law; Arbitration.

          (a) Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act, without regard to the conflict of law principles of such State.

          (B) EACH MEMBER AGREES TO SUBMIT ALL CONTROVERSIES ARISING BETWEEN OR AMONG MEMBERS OR ONE OR MORE MEMBERS AND THE FUND IN CONNECTION WITH THE FUND OR ITS BUSINESSES OR CONCERNING ANY TRANSACTION, DISPUTE OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT, WHETHER ENTERED INTO PRIOR TO, ON OR SUBSEQUENT TO THE DATE HEREOF, TO ARBITRATION IN ACCORDANCE WITH THE PROVISIONS SET FORTH BELOW. EACH MEMBER UNDERSTANDS THAT:

          (1)   ARBITRATION IS FINAL AND BINDING ON THE PARTIES;

          (2) THE PARTIES ARE WAIVING THEIR RIGHTS TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL;

          (3) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS;

          (4) THE ARBITRATOR'S AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND A PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY ARBITRATORS IS STRICTLY LIMITED; AND

          (5) A PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

          (C) CONTROVERSIES SHALL BE DETERMINED BY ARBITRATION BEFORE, AND ONLY BEFORE, AN ARBITRATION PANEL CONVENED BY THE NEW YORK STOCK EXCHANGE, INC. ("NYSE") OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. (THE "NASD"), TO THE FULLEST EXTENT PERMITTED BY LAW. THE PARTIES MAY ALSO SELECT ANY OTHER NATIONAL SECURITIES EXCHANGE'S ARBITRATION FORUM UPON WHICH A PARTY IS LEGALLY REQUIRED TO ARBITRATE THE CONTROVERSY, TO THE FULLEST EXTENT PERMITTED BY LAW. SUCH ARBITRATION SHALL BE GOVERNED BY THE RULES OF THE ORGANIZATION CONVENING THE PANEL, TO THE FULLEST EXTENT PERMITTED BY LAW. JUDGMENT ON ANY AWARD OF ANY SUCH ARBITRATION MAY BE ENTERED IN THE SUPREME COURT OF THE STATE OF NEW YORK OR IN ANY OTHER COURT HAVING JURISDICTION OVER THE PARTY OR PARTIES AGAINST WHOM SUCH AWARD IS RENDERED. EACH MEMBER AGREES THAT THE DETERMINATION OF THE ARBITRATORS SHALL BE BINDING AND CONCLUSIVE UPON THEM.

          (D) NO MEMBER SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION OR WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNLESS AND UNTIL: (I) THE CLASS CERTIFICATION IS DENIED; OR (II) THE CLASS IS DECERTIFIED; OR (III) THE MEMBER IS EXCLUDED FROM THE CLASS BY THE COURT. THE FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

          Section 8.7 Not for Benefit of Creditors.

          The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members and the Fund. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

          Section 8.8 Consents.

          Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Fund.

          Section 8.9 Merger and Consolidation.

          (a) The Fund may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities (as defined in Section 18-209(a) of the Delaware Act) pursuant to an agreement of merger or consolidation which has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act.

          (b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by
Section 18-209(b) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Fund if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

          Section 8.10 Pronouns.

          All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

          Section 8.11 Confidentiality.

          (a) A Member may obtain from the Fund, for any purpose reasonably related to the Member's Interest, such information regarding the affairs of the Fund as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board.

          (b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board, which consent may be withheld in its sole discretion.

          (c) Each Member recognizes that in the event that this Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its affiliates, including any of such affiliates' principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Fund. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Fund may be entitled, such Members also shall have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith.

          (d) The Fund shall have the right to keep confidential from the Members for such period of time as it deems reasonable any information which the Board reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Board in good faith believes is not in the best interest of the Fund or could damage the Fund or its business or which the Fund is required by law or by agreement with a third party to keep confidential.

          Section 8.12 Certification of Non-Foreign Status.

          Each Member or transferee of an Interest from a Member that is admitted to the Fund in accordance with this Agreement shall certify, upon admission to the Fund and at such other time thereafter as the Board may request, whether he or she is a "United States Person" within the meaning of
Section 7701(a)(30) of the Code on forms to be provided by the Fund, and shall notify the Fund within 30 days of any change in such Member's status. Any Member who shall fail to provide such certification when requested to do so by the Board may be treated as a non-United States Person for purposes of U.S. Federal tax withholding.

          Section 8.13 Severability.

          If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

          Section 8.14 Entire Agreement.

          This Agreement (including the Schedule attached hereto which is incorporated herein) constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto. It is hereby acknowledged and agreed that the Board, without the approval of any Member may enter into written agreements ("Other Agreements") with Members, executed contemporaneously with the admission of such Members to the Fund, effecting the terms hereof or of any application in order to meet certain requirements of such Members. The parties hereto agree that any terms contained in an Other Agreement with a Member shall govern with respect to such Member notwithstanding the provisions of this Agreement or of any application.

          Section 8.15 Discretion.

          To the fullest extent permitted by law, whenever in this Agreement, a person is permitted or required to make a decision (i) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, such person shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Fund or the Members, or (ii) in its "good faith" or under another express standard, then such person shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein or by relevant provisions of law or in equity or otherwise.

          Section 8.16 Counterparts.

          This Agreement may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart.

          Section 8.17 Tax Matters Partner.

          The Manager hereby is designated as the "tax matters partner" under the Code for the Fund.

          THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE PRE-DISPUTE ARBITRATION CLAUSES SET FORTH IN SECTION 8.6 ON PAGES ___-___ AND THE CONFIDENTIALITY CLAUSES SET FORTH IN
SECTION 8.11 ON PAGE ____.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                              ORGANIZATIONAL MEMBER


                                              ---------------------------



                                              MANAGER:

                                              PW EUCALYPTUS MANAGEMENT, L.L.C.

                                              By:  PW FUND ADVISOR, L.L.C.

                                              By:
                                                 ---------------------------

                                              ADDITIONAL MEMBERS:

                                              Each person who has signed or has
                                              had signed on its behalf a Member
                                              Signature Page, which shall
                                              constitute a counterpart hereof.

APPENDIX B

PERFORMANCE INFORMATION

This Appendix contains composite performance information for accounts ("OrbiMed Accounts") managed by the personnel of OrbiMed Advisers Inc. and its affiliates ("OrbiMed") pursuant to an investment program that is substantially similar to the Fund's expected investment program. This information does not reflect the payment of a placement fee and, if reflected, the placement fee would reduce the performance quoted. This information has not been audited and does not comply with the standards established by the Association of Investment Management and Research (AIMR).

Because of the similarity of investment programs, as a general matter, the Manager will consider participation by the Fund in all appropriate investment opportunities that are under consideration by OrbiMed for investment for the OrbiMed Accounts. The Manager will evaluate for the Fund a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy to be used by the OrbiMed Accounts is appropriate and feasible for the Fund at that time. Because these considerations may differ for the Fund and the OrbiMed Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the OrbiMed Accounts may differ from time to time. See "CONFLICTS OF INTEREST--Participation in Investment Opportunities."

THE FOLLOWING TABLE SETS FORTH THE COMPOSITE PERFORMANCE OF THE ORBIMED ACCOUNTS FOR THE PERIODS INDICATED. THE TABLE SHOULD BE READ IN CONJUNCTION WITH THE NOTES THERETO. INFORMATION HAS BEEN OBTAINED OR DERIVED FROM SOURCES BELIEVED TO BE RELIABLE BUT IS NOT WARRANTED AS TO ACCURACY OR COMPLETENESS. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. PROSPECTIVE INVESTORS SHOULD RECOGNIZE THAT THERE ARE CERTAIN DIFFERENCES BETWEEN THE INVESTMENT POLICIES OF THE FUND AND THOSE OF ORBIMED ACCOUNTS AND THAT THE FUND'S FEES AND EXPENSES WILL BE HIGHER. FUTURE PERFORMANCE OF THE FUND WILL DIFFER FROM THAT OF THE ORBIMED ACCOUNTS.

                                       D-1                            Exhibit D
                                                                      ---------


                         INVESTMENT MANAGEMENT AGREEMENT


          INVESTMENT MANAGEMENT AGREEMENT to be effective as of the 3rd day of January, 2000, between PW Eucalyptus Management, L.L.C., a limited liability company organized under the laws of the State of Delaware (the "Investment Manager"), on the one hand, and PW Eucalyptus Fund, Limited, an exempted company organized under the laws of the Cayman Islands (the "Fund"), and PW Eucalyptus Master Fund, Limited, an exempted company organized under the laws of the Cayman Islands (the "Master Fund", and individually or together with the Fund, a "Company" or the "Companies"), on the other hand.

          WHEREAS, the Companies desire to appoint the Investment Manager as the investment manager to the Companies and the Investment Manager wishes to accept such appointment; and

          WHEREAS, the Investment Manager has received a copy of the Memorandum of Association of each of the Fund and the Master Fund (the "Memoranda") and the Articles of Association of each of the Fund and the Master Fund (the "Articles"), as in effect as of the date hereof and the Confidential Offering Memorandum of the Fund, dated December 1999 (as amended from time to time, the "Confidential Offering Memorandum").

          NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

          1. Appointment of the Investment Manager. The Investment Manager shall act as investment manager to the Companies and manage the investment and reinvestment of the cash, securities and other properties comprising the assets of the Companies. The Investment

Manager undertakes to give the Companies the benefit of its best judgment, efforts and facilities in rendering its services.

          2. Authority of the Investment Manages. Subject to Section 5 of this Agreement, and in connection with its obligations hereunder, the Investment Manager shall have the authority for and in the name of the Companies to:

          (a) to invest, on margin or otherwise, in securities and other financial instruments of United States and foreign entities, including, without limitation, capital stock; shares of beneficial interest; partnership interests and similar financial instruments; bonds, notes, debentures (whether subordinated, convertible or otherwise); currencies; interest rate, currency, commodity, equity and other derivative products, including, without limitation, (i) swaps, options, warrants, caps, collars, floors and forward rate agreements, (ii) spot and forward currency transactions and (iii) agreements relating to or securing such transactions; loans; accounts and notes receivable and payable held by trade or other creditors; contract and other claims; executory contracts; participations; open and closed-end registered and unregistered investment companies (including, without limitation, registered and unregistered funds managed by or affiliated with the Investment Manager); money market funds; obligations of the United States or any state thereof, foreign governments and instrumentalities of any of them; commercial paper; certificates of deposit; banker's acceptances; trust receipts; and other obligations and instruments or evidences of indebtedness of whatever kind or nature; in each case, of any person, corporation, government or other entity whatsoever, whether or not publicly traded or readily marketable, all without restriction of any kind (all such items being called herein "Securities"), and to sell Securities short, whether covered or uncovered, and engage in any transactions in the Investment Manager's discretion with respect to such Securities;

          (b) to engage in such other lawful Securities transactions as the Investment Manager may from time to time determine;

          (c) to possess, transfer, mortgage, pledge or otherwise deal in, and to exercise all rights, powers, privileges and other incidents of ownership or possession with respect to, Securities and other property and funds held or owned by a Company;

          (d) to acquire a long position or a short position with respect to any Securities and to make purchases or sales increasing, decreasing or liquidating such position or changing from a long position to a short position or from a short position to a long position, without any limitation as to the frequency of the fluctuation in such positions or as to the frequency of the changes in the nature of such positions;

          (e)   to purchase Securities and hold them for investment;

          (f) to lend, with or without security, any Securities, funds or other properties of a Company, including by entering into reverse repurchase agreements, and, from time to time without limit as to amount, borrow or raise funds, including by entering into repurchase agreements, and secure the payment of obligations of a Company by mortgage upon, or pledge or hypothecation of, all or any part of the property of a Company;

          (g) to engage personnel, whether part-time or full-time, and attorneys, independent accountants, administrators, agents, consultants or such other persons as the Investment Manager may deem necessary or advisable;

          (h) to enter into custodial arrangements regarding Securities owned beneficially by a Company with banks and brokers wherever located;

          (i) to open, maintain and close accounts, including margin and prime brokerage or custodial accounts, with broker-dealers, including broker-dealers affiliated with the Investment Manager, which power shall include the authority to issue all instructions and authorizations to broker-dealers regarding the Securities and/or money therein;

          (j) to pay, or authorize the payment and reimbursement of, brokerage commissions and commission equivalents that may be in excess of the lowest rates available that are paid to brokers-dealers who execute transactions for the account of a Company and who supply or pay for (or rebate a portion of a Company's brokerage commissions to the Company for payment of) the cost of brokerage or research services (such as custodial services, news and quotation equipment, computer facilities and publications) utilized by such Company (or, to the extent permissible under applicable law, Other Accounts (as defined in Section 2(n)); provided that the Company does not pay a rate of commissions in excess of what is competitively available from comparable brokerage firms for comparable services, taking into account various factors, including commission rates, execution capability, willingness to commit capital, creditworthiness and financial stability, financial responsibility and strength and clearance and settlement capability;

          (k) to open, maintain and close accounts, including custodial accounts, with banks, including banks located inside and outside the United States, and draw checks or other orders for the payment of monies;

          (l)   to enter into contracts for or in connection with Securities;

          (m) to do any and all acts on behalf of a Company, and exercise all rights of a Company, with respect to its interest in any person, including, without limitation, the voting of Securities, participation in arrangements with creditors, the institution and settlement or compromise of suits and administrative proceedings and all other like or similar matters;

          (n) to combine purchase or sale orders on behalf of a Company with orders for other accounts for which the Investment Manager or any persons controlling, controlled by or under common control with the Investment Manager, and any of its members, officers, employees and controlling persons (collectively, "Affiliates") provide investment services ("Other Accounts"), including accounts in which the Investment Manager or any Affiliate may have beneficial interests, and allocate the Securities or other assets so purchased or sold, on a basis deemed equitable by the Investment Manager, among such accounts;

          (o) to enter into arrangements with brokers to open "average price" accounts wherein orders placed during a trading day are placed on behalf of a Company and Other Accounts and are allocated among such accounts using an average price;

          (p) to organize one or more corporations or other entities formed to hold record title, as nominee for a Company (whether alone or together with the Other Accounts), to Securities or funds of the Company (and Other Accounts);

          (q) to provide research and analysis and direct the formulation of investment policies and strategies for the Companies;

          (r) to the extent permitted by applicable securities laws, cause a Company to engage in agency, agency cross and principal transactions with Affiliates;

          (s) authorize any partner, employee or other agent of the Investment Manager or agent or employee of a Company to act for and on behalf of the Company in all matters incidental to the foregoing; and

          (t) to do such other acts as the Investment Manager may deem necessary, incidental, convenient or advisable in connection with the foregoing purposes.

          3. Policies of the Companies. The activities engaged in by the Investment Manager on behalf of the Companies shall be subject to the policies and control of the board of directors of the Companies.

          The Investment Manager shall submit such periodic reports to the Companies regarding the Investment Manager's activities hereunder as the Companies may reasonably request.

          4. Status of the Investment Manager. The Investment Manager shall for all purposes be an independent contractor and not an employee of the Companies, nor shall anything herein be construed as making the Companies a partner or co-venturer with the Investment Manager or any of its affiliates or clients. The Investment Manager shall have no authority to act for, represent, bind or obligate the Companies except as specifically provided herein.

          5. Conduct of the Investment Manager. All actions engaged in by the Investment Manager hereunder shall at all times conform to and be in accordance with the requirements imposed by:

          (a)   any provisions of applicable law;

          (b) provisions of the Confidential Offering Memorandum, Memoranda and Articles, as such Confidential Offering Memorandum, Memoranda or Articles may be amended, supplemented or revised from time to time; and

          (c) such policies as may be adopted from time to time by the board of directors of the Companies.

          6. Fees and Incentive Allocation.

          (a) The Master Fund shall pay PW Fund Advisor, L.L.C. ("PWFA") a fixed monthly management fee determined as of the start of business on the first business day of the month equal to 0.104% of the net asset value (the "Net Asset Value") of the shares of the Master Fund, excluding the Series M Shares owned by the Investment Manager (1.25% on an annualized basis). The Management Fee shall be payable in arrears within five business days after the end of the month. A "business day" is any day on which banks in the Cayman Islands and New York are open for business. A portion of the Management Fee will be paid by PWFA to OrbiMed Advisers Inc., a Delaware, United States corporation ("OrbiMed") or an affiliate of OrbiMed.

          (b) As set forth in the Articles of Association of the Master Fund, an amount equal to 20% of the amount by Which the fiscal year-end Net Asset Value of the class of shares of the Fund existing as of the date hereof (the "Shares") adjusted for any sale or redemption of Shares and accruals for the Incentive Allocation made during the year, exceeds the Shares' Prior High NAV will be reallocated (the "Incentive Allocation") from the Net Asset Value of the corresponding shares of the Master Fund to the Net Asset Value of the Series M Shares of the Master Fund (which are held by the Investment Manager). The "Prior High NAV" for the Shares is the Net Asset Value of the Shares as of the first business day immediately following the date as of which the last Incentive Allocation with respect to the Shares was determined (or if no Incentive Allocation has yet been determined, the Net Asset Value of the Shares immediately following the initial closing of the Fund. The Prior High NAV will be adjusted to appropriately take into account sales and redemptions prior to the date on which the Incentive Allocation is calculated. Upon an interim-year redemption of Shares, a pro rata portion of any accrued Incentive Allocation will be paid to the Investment Manager. Generally, the Incentive Allocation will be determined as of the last day of the Fund's fiscal year. The initial Incentive Allocation will be determined as of December 31, 2000 for the period through December 31, 2000.

          (c) If the Fund pays fees to placement agents, including PaineWebber Incorporated, in consideration for introducing investors to the Fund, the Management Fee and/or Incentive Allocation shall be reduced as follows: (i) if the Fund's Net Asset Value as of the beginning of any fiscal year is $25 million or less, then for every increment of $50,000 that the Fund pays to such agents, the Management Fee and/or Incentive Allocation, as appropriate, will be reduced by $50,000 in the aggregate; and (ii) if the Fund's Net Asset Value exceeds $25 million, then for every increment of $100,000 of fees paid by the Fund to such agents, the Management Fee and/or Incentive Allocation, as appropriate, will be reduced by $100,000 in the aggregate.

          7.    Expenses of the Company.

          (a) In addition to the fees and disbursements referred to in Sections 6 and 21 of this Agreement, each Company shall bear full responsibility for all of its respective operating expenses, including, without limitation:

          (i)   fees and salaries of directors, officers and other employees;

          (ii) fees and disbursements of the Administrator, and the custodian or subcustodian, if any;

          (iii) payment of taxes, including the annual mutual fund filing and company registration fees for the Company payable in the Cayman Islands;

          (iv) the fees and expenses of the Company's professional advisors, including, without limitation, legal fees and expenses, and internal and external accounting fees and expenses and related disbursements;

          (v) maintenance of its corporate records and books of account, including auditing and tax preparation fees and disbursements;

          (vi) expenses incurred in organization and conduct of its directors' and shareholders' meetings and the preparation and distribution of all of its shareholders' reports and other communications with shareholders;

          (vii) expenses incurred in the calculation of the Net Asset Value of its Shares by its accountants, in a manner determined by the board of directors, and the publication thereof;

          (viii)expenses incurred in soliciting sales and acceptance of subscriptions for its Shares (other than payments to placement agents not provided for herein);

          (ix) expenses incurred in issuing, transferring and redeeming its Shares and of paying dividends or making other distributions thereon;

          (x) investment expenses (i.e., expenses related to the investment of the Company's assets, including, without limitation, brokerage commissions and sales charges, interest expense, travel expenses, due diligence and other professional and consulting fees relating to particular investments);

          (xi)  premiums for errors and omissions or similar insurance;

          (xii) expenses incurred in its communications with the public;

          (xiii)stock exchange listing fees, if any;

          (xiv) extraordinary expenses;

          (xv) organizational expenses and fees (including legal and accounting fees); and

          (xvi) other operations and expenses not related to functions assumed by the Investment Manager hereunder.

          8. Expenses of the Investment Manager. The Investment Manager shall render the services set forth in Section 2 of this Agreement at its own expense, including without limitation, the salaries of employees necessary for such services, the rent and utilities for the facilities provided, compensation to consultants, if any, and other advisory and operating expenses, except as assumed by the Companies under this Agreement.

          9.    Exculpation; Indemnification.

          (a) None of the Investment Manager or any of its officers, directors, affiliates shareholders, partners, employees or members (collectively, "Affiliates"), or the legal representatives of any of them shall be liable to the Companies for any cost or expense arising from a mistake of judgment or any action or inaction that such person reasonably believed to be in the best interests of the Companies, or for losses due to such mistakes, action or inaction or to the negligence, dishonesty or bad faith of any employee, broker or other agent of the Investment Manager provided such employee, broker or agent was selected, engaged or retained by the Investment Manager with reasonable care. The Investment Manager and each Affiliate may consult with counsel and accountants in respect of the affairs of the Companies and be fully protected and justified in any action or inaction which is taken in accordance with the advice or opinion of such counsel or accountants, provided that they shall have been selected without negligence.

          (b) The Companies shall indemnify and hold harmless the Investment Manager, each Affiliate, and the legal representatives of any of them (each, an "Indemnified Party"), from and against any cost or expense suffered or sustained by an Indemnified Party by reason of the fact that he or it is or was an Indemnified Party, including, without limitation, any judgment, settlement, reasonable attorney's fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding (collectively, "Losses"), provided that such Losses resulted from a mistake of judgment or any action or inaction that the Indemnified Party reasonably believed to be in the best interests of the Companies, or for losses due to such mistakes, action or inaction or to the negligence, dishonesty or bad faith of any employee, broker or other agent of the Investment Manager provided such employee, broker or agent was selected, engaged or retained by the Investment Manager with reasonable care. The Companies shall advance to any Indemnified Party reasonable attorney's fees and other costs and expenses incurred in connection with the defense of any action or proceeding that arises out of such conduct. In the event that such an advance is made, the Indemnified Party shall agree to reimburse the Companies for such fees, costs and expenses to the extent that it shall be determined that it was not entitled to indemnification under this Section 9(b).

          (c) None of the foregoing provisions of this Section 9 constitutes a waiver by the Companies of any rights the Companies may have under the federal securities laws of the

United States (which, in certain circumstances, impose liabilities even on persons who act in good faith).

          10. Activities of the Investment Manager and Others. The Investment Manager and the Affiliates, who may or may not also be shareholders, directors, officers or employees of a Company, may engage, simultaneously with their investment management activities on behalf of the Companies, in other businesses and make investments for their own accounts, and may render services similar to those described in this Agreement for other individuals, companies, trusts or persons, and shall not by reason of such engaging in other businesses, making such investments, or rendering of services for others be deemed to be acting in conflict with the interests of the Companies. Notwithstanding the foregoing, the Investment Manager shall devote sufficient time to the management of the Companies' assets as it, in its discretion, determines to be necessary for the conduct of the business of the Companies. The Affiliates, in their individual capacities, may engage in transactions in Securities which may be different from, and contrary to, transactions engaged in by the Investment Manager on behalf of the Companies. The Affiliates, in their individual capacities, may be shareholders, directors, officers or employees of the Companies but shall not be deemed thereby to have interests which are in conflict with the interests of the Companies.

          11. Limitations on Reference to Investment Manager. The Companies shall not distribute or circulate any sales literature, promotional or other material which contains any reference to the Investment Manager without the prior approval of the Investment Manager, and shall submit in draft form all such materials requiring approval of the Investment Manager, allowing sufficient time for review by the Investment Manager and its counsel prior to any deadline for printing. If the Investment Manager ceases to furnish services to the Companies

(the date as of which the Investment Manager ceases to provide such services being referred to as the "Effective Date"), the Companies shall, at their expense:

          (a) as promptly as practicable, take all necessary action to cause the Articles to be amended to accomplish a change of name to eliminate any reference to the Investment Manager; and

          (b) within 60 days after the Effective Date, cease to use in any other manner, including, but not limited to, use in any sales literature or promotional material, the name of the Investment Manager.

          12. Term. This Agreement shall remain in effect for a period of two years from the date first set forth above, and shall be automatically extended for one-year terms thereafter, except that it may be terminated by any of the parties hereto upon 90 days' written notice prior to the end of any term.

          13. Governing Law. Notwithstanding the place where this Agreement may be executed by either of the parties hereto, the parties expressly agree that all terms and provisions hereof shall be governed by and construed in accordance with the internal laws of the State of New York applicable to contracts made and wholly performed, and to transactions wholly consummated, within that state.

          14. Notices. Any notice, consent or other communication made or given in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or facsimile or five days after mailed by certified mail, return receipt requested, as follows:

          If to the
          Investment Manager:

          PW Eucalyptus Management, L.L.C.
          1285 Avenue of the Americas
          New York, New York          10019
          Attention:  Dan Archetti
          Phone:  (212) 713-2000
          Fax:  (212) 713-1498

          If to the Fund:

          PW Eucalyptus Fund, Limited
          c/o PFPC International (Dublin) Ltd.
          Abbey Court, Block C
          Irish Life Centre
          Lower Abbey Street
          Dublin 1, Ireland
          Attention:  Aidan Quinn
          Phone:  (353) 1-790-3555
          Fax:  (353) 1-790-3510

          If to the Master Fund:

          PW Eucalyptus Master Fund, Limited
          c/o PFPC International (Dublin) Ltd.
          Abbey Court, Block C
          Irish Life Centre
          Lower Abbey Street
          Dublin 1, Ireland;
          Attention:  Aidan Quinn
          Phone:  (353) 1-790-3555
          Fax:  (353) 1-790-3510

          15. Entire Agreement. This Agreement contains all of the terms agreed upon or made by the parties relating to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

          16. Amendments and Waivers. No provision of this Agreement may be amended, modified, waived or discharged except as agreed to in writing by the parties. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

          17. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of each Company, the Investment Manager, each Indemnified Person, and their respective successors and permitted assigns; provided, that each Company hereby consents to any future assignment by the Investment Manager of its obligations hereunder to one or more of its Affiliates. Any person that is not a signatory to this Agreement but is nevertheless conferred any rights or benefits hereunder (e.g., members of the Investment Manager and others who are entitled to indemnification hereunder) shall be entitled to such rights and benefits as if such person were a signatory hereto, and the rights and benefits of such person hereunder may not be impaired without such person's express written consent. No party to this Agreement may assign (as such term is defined for purposes of the U.S. Investment Advisers Act of 1940, as amended) or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other parties to this Agreement.

          18. Acknowledgment. The Investment Manager and the Companies acknowledge and agree that:

          (a) The Incentive Allocation may create an incentive for the Investment Manager to make investments that are riskier or more speculative than would be the case in the absence of an Incentive Allocation.

          (b) The Investment Manager may receive increased compensation with regard to unrealized appreciation as well as realized appreciation in the Net Asset Value of the Shares of the Fund.

          (c) The Incentive Allocation may result in substantially higher payments to the Investment Manager than alternative compensatory arrangements with other investment managers.

          (d) If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or by the Investment Manager under the supervision of, the Directors.

          19. Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.

          20. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original, but all of which when taken together shall be deemed to be one and the same instrument.

          21. Reimbursement of Legal Expenses. The Investment Manager, in its discretion, may rely upon the advice of legal counsel to the Companies in connection with the performance of its activities on behalf of the Companies hereunder, and the Companies shall bear full responsibility therefor and the expense of any fees and disbursements arising therefrom.

          22. Survival. The provisions of Sections 6, 7, 9, 11, 13, 17 and 21 hereof shall survive the termination of this Agreement.

          IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date set forth above.

                                             PW EUCALYPTUS MANAGEMENT, L.L.C.

                                             By:  PW Fund Advisor L.L.C.


                                             By:  /s/ Daniel Archetti
                                                  -----------------------------
                                                  Name:  Daniel Archetti
                                                  Title: Authorized Signatory



                                             PW EUCALYPTUS FUND, LIMITED


                                             By:  /s/ Mark Mannion
                                                  -----------------------------
                                                  Name: Mark Mannion
                                                  Title: Director



                                             PW EUCALYPTUS MASTER FUND, LIMITED


                                             By:  /s/ Mark Mannion
                                                  -----------------------------
                                                  Name: Mark Mannion
                                                  Title: Director

                                                                       Exhibit E

                               ADVISORY AGREEMENT


This agreement (hereinafter called the "Agreement") is made as of the 18th day of May, 1998

Between:

PHARMA/wHEALTH MANAGEMENT COMPANY S.A., a company incorporated in and under the laws of the Grand Duchy of Luxembourg ("Luxembourg") whose registered office is at 31 allee Scheffer, L-2520 Luxembourg (hereinafter called the "Company"),

And

ORBIMED ADVISORS LLC, a limited liability company formed in and under the laws of the State of Delaware, United States of America, whose registered office is at 767 Third Avenue, Sixth Floor, New York, New York 10017-2023, United States of America (hereinafter called the "Advisor").

Whereas:

(A) The Company is the management company of PHARMA/wHEALTH (hereinafter called the "Fund"), an investment fund existing under the form of a unit trust ("fonds commun de placement") and governed by the Luxembourg law dated 30th March, 1998 on collective investment undertakings, as amended;

(B)  The Advisor carries on the business of an investment advisor.

(C) The Company wishes to arrange for the Advisor to manage certain of the Fund's assets.

Now it is hereby agreed:

1.   Appointment

(a) The Company appoints the Advisor, and the Advisor hereby accepts such appointment, as investment advisor to the Company to manage certain of the Fund's assets during the period of this Agreement.

(b) This Agreement shall be personal to the Advisor, and the Advisor may not delegate nor assign its rights and duties under this agreement to any third parties without the prior written consent of the Company.

(c) The Advisor shall for all purposes be an independent contractor and not an agent or employee of the Company and the Advisor shall have no authority to act for, represent, bind or obligate the Company or the Fund except as specifically provided herein.

2.   Duties and Powers

(a) During the continuance of the appointment of the Advisor under this Agreement, the Company shall allocate to the Advisor a part of the Fund's assets (this part attributed to the Advisor being hereinafter called the "Managed Assets"), which part may not represent less than ten percent (10%) of the Fund's total assets.

     The Managed Assets shall be deposited in one or more bank accounts opened in the name of the Company; the Advisor will be granted an administrative power of attorney to operate these bank accounts.

     The Company may, at any time and at its sole discretion upon thirty (30) days prior notice to the Advisor, increase or decrease the Managed Assets, by transferring additional assets to the bank accounts on which the Advisor was granted a signature power or by withdrawing assets from such accounts. The increase of Managed Assets may be either in cash, liquid assets or securities at the sole discretion of the Company. When decreasing Managed Assets, the Advisor will be informed by the Company, no later than five (5) business days prior to the actual date of the transfer of Managed Assets regarding the Recipient and transfer instructions and whether the Managed Assets transferred may include securities. The Advisor acknowledges that acceptance of securities instead of cash and liquid assets is at the sole discretion of the Company.

(b) The Advisor shall manage, under the supervision and responsibility of the Company, the investments and reinvestments of the Managed Assets and sell, redeem or exchange the same, without any rights to custody or possession of such assets.

(c)  In carrying out its duties hereunder, the Advisor shall take into account;

     (i) the investment policy of the Fund or any revision thereof as from time to time communicated in writing by the Company;

     (ii) any restrictions contained in the management regulations of the Fund or in the prospectus of the Fund, as amended or supplemented from time to time (hereinafter the "Prospectus") with regard to investment or borrowing; and

    (iii) any other matter to which a prudent Advisor to an investment portfolio should reasonably pay regard in the proper execution of his duties.

(d) The Company may at any time give the Advisor guidelines and/or directions relating to the Advisor's duties hereunder, both in regard to the general policy of the Fund and in regard to specific matters but nothing herein shall be deemed to imply that the Company may direct the Advisor as to any specific investment.

(e) The Advisor shall, in the event the availability of any particular security is limited and investment in that security is in keeping with the investment policies, guidelines and objectives of the Fund and also with the investment policies, guidelines and objectives of one or more other funds or client accounts for which the Advisor is responsible, treat the Fund's requirements on a fair and equitable basis.

3.   Fees and Expenses

(a)  Fixed Fee

     For the services rendered by the Advisor, the Company shall pay to the Advisor at the end of each quarter a fee based upon the average of the Managed Assets of the relevant quarter, as determined and computed in accordance with description of the determination of the Specific Net Asset Value contained in the Prospectus, at the annual rate of one half of one percent (.5%) (the "Fixed Fee").

(b)  Performance Fee

     As relating to the Managed Assets, the Company is entitled to receive, pursuant to the provisions of the Prospectus, an annual performance fee (hereinafter called the "Performance Fee") out of the Managed Assets equivalent to twenty percent of the excess appreciation in the Specific Net Asset Value per Share per year. If the Managed Assets appreciate, entitling the Company to receive a Performance Fee, not withstanding that assets of the Fund managed by one or more other advisors do not appreciate, the Performance Fee will be due and payable to the Company with regard to the Managed Assets. The excess appreciation is equal to the appreciation in any year in excess of eight percent.

     The Performance Fee is only paid when and if the Specific Net Asset Value per Share as defined in the Prospectus, reaches, at year end, a new high, compared to the high at the year end of any previous years of the Fund's existence (the "High Water Mark") and only on the new excess appreciation over the said high at the end of any previous year for the Specific Net Asset Value per Share. The Specific Net Asset value per Share will also be adjusted to reflect dividends and other distributions. The High Water Mark will be calculated separately for each of the Fund's advisors, it being acknowledged by the Advisor that the High Water Mark for the Managed Assets shall be that of a predecessor Fund advisor to the extent that the Managed Assets, or any portion thereof, are assets which were managed by another Fund advisor.

     The Advisor is entitled to receive fifty percent (50%) of the above-mentioned twenty percent (20%) Performance Fee received by the Company relating to the Managed Assets. In addition, the Advisor shall receive sixty percent (60%) of that portion of the Performance Fee earned by the Company relating to the appreciation of the Managed Assets for performance in excess of twenty percent (20%) in any year.

     For the purpose of the calculation of the share of the Performance Fee due to the Advisor under this Agreement, the Company shall pay the Advisor only a Performance Fee it received out of the Fund relating to the Managed Assets. The calculation of the Performance Fee due to the Advisor shall be at the absolute discretion of the Company, absent manifest error.

     The Performance Fee, if any, payable to the Advisor shall be paid no later than seven (7) days after receipt by the Company of its Performance Fee, which will be paid after the end of each fiscal year of the Fund.

     All matters relating to the Fixed Fee and Performance Fee shall be determined in accordance with the Prospectus.

(c) The Advisor will render the services set forth in this Agreement at its own expense, including, without limitation, the salaries of employees necessary for such services, the rent and utilities for its facilities, and other advisory and operating expenses, except as specifically agreed to by the Company.

4.   Responsibility

The Advisor shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the management of the Managed Assets, except in the cases where such error or loss results from the Advisor's willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of the reckless disregard of its obligations and duties under this Agreement. In any case, the Advisor shall be liable for any loss suffered by the Fund, the Company (including its board of directors and its professional advisors) or Sal. Oppenheim jr. & Cie. Switzerland, as promoter of Fund, as a result of the violation of the Fund's investment policy and investment restrictions, as defined by article 2(c)(i) and
(ii) of this Agreement.

5.   Interest of Investment Advisor

The members, employees or officers of the Advisor who may or may not also be shareholders, directors, employees or officers of the Company, may engage simultaneously with their investment advisory activities on behalf of the Company in other business, and may render services similar to those described in this Agreement and except as described in Section 6 of the Agreement, for other individuals, companies, trusts or persons, and shall not by reason of such engaging in other business or rendering of services for others be deemed to be acting in conflict with the interests of the Company.

Members, directors, employees, or officers of the Advisor in their individual capacities, may be shareholders, directors, officers or employees of the Company but shall not be deemed thereby to have interests which are in conflict with the interests of the Company.

6.   Exclusivity

The Advisor, its partners, members, affiliates, associates (provided that this provision does not apply to partners, members, affiliates or associates who neither "control" the Advisor within the meaning of the U.S. Investment Company Act of 1940, as amended, nor are involved in the advisory activities of the Advisor) and employees (hereinafter, and for the purposes of this article 6, called "the Advisor") do not presently and will not, as long as the present Agreement has not been duly terminated in conformity with the terms of article 9, act as an investment adviser, subadviser and/or portfolio manager to any European investment fund other than the Fund, except with respect to Finsbury Worldwide Pharmaceutical Trust PLC pursuant to those certain agreements dated April 6, 1995 and January 1, 1998, by and between M and I Investors, Inc., its principals, the Advisor and the shareholders of the Company, and dated January 1, 1998, by and between OrbiMed Advisors LLC, its principals and the shareholders of the Company, the Eaton Vance Worldwide Health Sciences Funds and one private equity fund to be designated by the Advisor and approved by the Company.

However, the exclusivity clause of this article 6 shall be waived for the remaining duration of this Agreement starting after any two (2) consecutive fiscal quarters during which the average Managed Assets, measured as a weighed average of all the Managed Assets, as of all the Valuation Dates during such two
(2) consecutive quarters, does not exceed the lower of the counter value of one hundred million United States dollars ($100,000,000) or forty percent (40%) of the Fund's assets. Exclusivity shall be waived only if the Advisor notifies the Company in writing within thirty (30) days following the end of any fiscal quarter (constituting the first of the two consecutive quarters referenced in the preceding sentence) that the Managed Assets have dropped below the required minimum during such quarter and such condition continues for the subsequent fiscal quarter, and upon written notification from the Advisor to the Company within thirty (30) days following the end of the second consecutive fiscal quarter that the Managed Assets have dropped below the required minimum during such two consecutive quarters.

The Advisor expressly accepts that the Company may, without any prior authorization or notification of the Advisor, appoint one (1) or several other investment advisors for the management of the assets of the Fund which do not include the Managed Assets.

7.   Representations and Warranties

(a)  The Company hereby represents and warrants to the Advisor follows:

     the Company is a company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the power and authority under its Articles of Incorporation to transact the business herein contemplated and is duly qualified and in good standing under the laws of each jurisdiction where the conduct of its business requires, or the performance of its obligations under this Agreement would require, and has the power and authority to execute, deliver and perform this Agreement and all obligations required of it hereunder. No consent of any other person including, without limitation, creditors of the Company, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority, is required by the Company in connection with the execution, delivery, performance, validity or enforceability of this Agreement. This Agreement constitutes, and each instrument or document required hereunder when executed and delivered will constitute, the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

(b)  The Advisor hereby represents and warrants to the Company as follows:

     (i) The Advisor is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has the power and authority under its Certificate of Formation to own its assets and to transact the business in which it is presently engaged and is duly registered or exempt from registration under applicable securities laws and has all necessary qualifications to carry out its duties hereunder, and the Advisor covenants to use its best efforts to maintain the same at all times to the extent required for purposes of carrying out its duties hereunder, and shall immediately notify the Company if such registration and/or qualification should lapse or terminate for any reason whatsoever; and the Advisor has the power and authority under its Certificate of Incorporation to execute, deliver and perform this Agreement and all obligations required of it hereunder. This Agreement constitutes, and each instrument or document required hereunder when executed and delivered will constitute, the legal, valid and binding obligation of the Advisor enforceable against the Advisor in accordance with its terms. No consent of any other person including, without limitation, stockholders or creditors of the Advisor, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority, other than those which have been obtained or will be obtained in connection with this Agreement, is required by the Advisor in connection with the execution, delivery, performance, validity or enforceability of this Agreement.

     (ii) All of the information provided by the Advisor, including the information provided by it for use in the Prospectus and related documents in connection with the sale of Shares of the Fund, is and will continue to be accurate in all material respects and does not and will not omit any material facts necessary in order to make the statements made, in light of the circumstances under which they were made or shall be made, not misleading. The Advisor agrees to provide such of the foregoing information as may be required from time to time by the Company, and all such information shall also be subject to the foregoing representation and warranty regarding the continuous accuracy of information provided by the Advisor.

    (iii) The execution, delivery and performance of this Agreement and the documents or instruments required hereunder will not violate any provision of any existing law or regulation binding on the Advisor, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on the Advisor or its Certificate of Incorporation or any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Advisor is a party or by which the Advisor or any of its assets are bound, the violations of which, taken as a whole, would have a material adverse affect on the business operations, assets or financial condition of the Advisor, and will not result in or require the creation or imposition of any lien on any of its property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

8.   Indemnities

The Advisor agrees to indemnify the company and the Fund, and their respective directors, officers, agents, employees and affiliates and any person who controls such persons or entities from, and to hold each of them harmless against, any and all losses, liabilities, claims, damages or expenses incurred by any of them arising out of or by reason of any investigation, litigation or other proceeding brought or threatened, relating to any breach or alleged breach of the Advisor's obligations, duties, representations and warranties as set forth in this Agreement; including, without limitation, amounts paid in settlement, court costs, and reasonable fees and disbursements of counsel incurred in connection with any such pending or threatened investigation, litigation or other proceedings.

The Company agrees to indemnify the Advisor and its directors, officers, agents, employees and affiliates and any person who controls the Advisor from, and hold each of them harmless against, any and all losses, liabilities, claims, damages or expenses incurred by any of them arising out off or by reason of any investigation, litigation or other proceeding brought or threatened, relating to the offering and distribution of shares of the Fund ("Shares") and the Advisor's obligations and duties as set forth in this Agreement with respect to such offering and distribution of Shares (excluding any losses, liabilities, claims, damages or expenses incurred by reason of the breach by the Advisor of its obligations, duties, representations or warranties hereunder or the gross negligence, bad faith or willful misconduct of the Advisor; including, without limitation, amounts paid in settlement, court costs, and reasonable fees and disbursements of counsel incurred in connection with any such pending or threatened investigation, litigation or other proceedings.

9.   Termination

(a) This Agreement may be terminated forthwith by either the Company or the Advisor giving notice in writing to the other if at any time:

     (1) the relevant party or parties shall go into liquidation (except voluntary liquidation for the purposes of reconstruction or amalgamation upon terms previously approved in writing by the others) or shall at any time be declared bankrupt or if a receiver of any of its assets is appointed;

     (2) the relevant party or parties shall commit any material breach of the provisions hereof and shall not have remedied such breach within thirty days after the service of notice requiring the same to be remedied;

     (3) in the event the Advisor fails to obtain or maintain any necessary registration or qualification in any jurisdiction required to effect the purpose of this Agreement.

     (4) in the event of a breach by the Advisor of any of its representations and warranties contained herein or of bad faith, gross negligence or willful misconduct, of the Advisor.

     (5) in the event of an assignment of this Agreement within the meaning of the U.S. Investment Advisers Act of 1940.

(b) This Agreement may be terminated by either the Company or the Advisor giving to the other six (6) months' notice in writing.

10.  Notices

Any notice contemplated under this Agreement shall, be in writing and may be given by personal delivery or by sending the same by electronic or computer communication to the party for whom it is intended. Any notice so delivered or sent shall be effective on the date of delivery or sending, as the case may be. Any party may give written notice of change of address in the same manner, in which event, any notice shall thereafter be given to it, as herein provided, at such changed address.

Until changed, the addresses for notice of the parties shall be,

In the case of the Company:                 with a copy to:

PHARMA/wHealth                              SHEARMAN &STERLING
MANAGEMENT COMPANY S.A.                     599 Lexington Avenue
c/o Sal Oppenheim Jr. &                     New York, New York  10022
Cie. Luxembourg S.A.                        Attn:  Paul Schreiber, Esq,
B.P. 714                                    Fax:  001 212 848 7179
L-2017 Luxembourg
Attn:  Mr. Mirko von Restorff
Fax:  (352) 22 15 22 200

In the case of the Advisor:                 with a copy to:

ORBIMED ADVISORS LLC                        SHEARMAN & STERLING
767 Third Avenue, 6th Floor                 599 Lexington Avenue
New York, New York  10017-2023              New York, New York  10022
United States of America                    Attn:  Paul Schreiber, Esq.
Attn:  Mr. Samuel D. Isaly                  Fax:  001 212 848 7179
Fax:  (001) 212 739 6444

The parties have requested the delivery to Messrs. Shearman & Sterling of copies of any notices to either party, and each party consents thereto.

11.  Miscellaneous

(a)  Governing Law

     This Agreement shall be governed by and construed in accordance with the laws of the Grand Douchy of Luxembourg.

(b)  Jurisdiction

     In relation to any legal action or proceedings arising out of the parties hereto or in connection with this Agreement, the parties hereto submit to the exclusive jurisdiction of the courts of the district Luxembourg-City.

(c)  Entire Agreement

     This Agreement contains the entire understanding of the parties with respect to the retention of the Advisor by the Company. This Agreement may not be altered, modified or amended except by written instrument signed by each of the parties hereto.

(d)  No Waiver

     The failure of any party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party's rights or deprive such party of the right thereafter to insist upon strict adherence to that term or to any other term of this Agreement.

(e)  Severability

     In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(f)  Other Arrangements

     It is recognized by the parties hereto that the Bank Sal. Oppenheim Jr. & Cie. Schweiz AG, the Advisor, Mr. Samuel D. Isaly, Mr. Joel R. Mesznik and their respective affiliates and employees have had and will continue to have business relationships amongst themselves that may be expanded in the future.

In witness whereof the parties hereto have caused this Agreement to be executed as of the day and year first above written, in twofold, one counterpart to be retained by the Advisor and the other by the Company.

PHARMA/wHEALTH                                ORBIMED ADVISORS LLC
MANAGEMENT COMPANY S.A.


By: _______________________________           By:______________________________

                                                                       Exhibit F
                                                                       ---------

                              DATED APRIL 6th 1995



               (1)  FINSBURY WORLDWIDE PHARMACEUTICAL TRUST PLC



               (2)  VIREN MEHTA AND SAMUEL D. ISALY (TRADING AS "MEHTA and
                    ISALY")



               (3)  FINSBURY ASSET MANAGEMENT LIMITED



                -----------------------------------------------------

                          INVESTMENT ADVISORY AGREEMENT

                -----------------------------------------------------

                                      INDEX
                                                                            Page
                                                                            ----

                THIS AGREEMENT is made the 6th day of April 1995


BETWEEN:
-------

(1) FINSBURY WORLDWIDE PHARMACEUTICAL TRUST PLC (registered in England No. 3023689) whose registered office is at Alderman's House, Alderman's Walk, London EC2M 3XR, United Kingdom ("the Company");

(2) VIREN MEHTA ("Mr. Mehta") and SAMUEL DAVID ISALY ("Mr. Isaly") (trading as "MEHTA and ISALY") of 41 Madison Avenue, 40th Floor, New York NY 10010, United States of America (together "the Investment Advisers"); and


(3) FINSBURY ASSET MANAGEMENT LIMITED (registered in England No. 1865803) whose registered office is at Alderman's House, Alderman's Walk, London EC2M 3XR, United Kingdom (the "Manager")


WHEREAS:


1. The Company proposes to raise up to(pound)25 million by a Placing and Offer for Subscription of ordinary shares in the Company.

2. It is the intention of the Directors of the Company to conduct the affairs of the Company so that it satisfies the conditions for approval as an investment trust laid down in section 842 of the Income and Corporation Taxes Act 1988 (as amended) of the United Kingdom and the investment objective of the Company is to invest on a worldwide basis in pharmaceutical equities and related securities as more particularly set out in the Management Agreement referred to below.

3. The Manager is to be appointed to manage the Fund by the Company on the terms and subject to the conditions set out in the Management Agreement referred to below.

4. The company wishes to obtain from the Investment Advisers and the Investment Advisers are willing to provide to the Company or procure the provision to the Company of investment advisory and other services as more particularly set out in this Agreement.

5. The Company and the Investment Advisers have agreed that such services will be provided on the terms and subject to the conditions set out in this Agreement.

IN THIS AGREEMENT:
-----------------

1.   DEFINITIONS, CONSTRUCTION AND INTERPRETATION

     In this Agreement unless the context otherwise requires:

1.1  the following terms shall have the following meanings:

     "Bank" means the bank appointed by the Company from time to time in accordance with Clause 5 of the Management Agreement;

     "Custodian" means the custodian appointed by the Company from time to time in accordance with Clause 6 of the Management Agreement;

     the "Fund" means the portfolio of Investments of the Company;

     the "Index" means the Datastream World Pharmaceuticals Total Return Index;

     the "Investments" means the investments including cash comprised in the property of the Company;

     the "Investment Objective" means the investment objective of the Company set out in paragraph 1 of the Schedule to the Management Agreement;

     the "Investment Restrictions" means the investment restrictions set out in paragraph 2 of the Schedule to the Management Agreement;

     the "Listing Particulars" means the listing particulars comprised in a document to be issued by the Company on or around 6 April 1995 and issued in connection with the Placing and Offer and the admission of the ordinary shares of the Company to the official list of The Stock Exchange;

     the "London Stock Exchange" means the International Stock Exchange of the United Kingdom and the Republic of Ireland Limited;

     the "Management Agreement" means the Agreement between the Company and the Manager in the form initialed for identification on behalf of the Manager and the Investment Advisers for the provision by the Manager to the Company of discretionary investment management, secretarial and other services;

     the "Placing and Offer" means the Placing arid Offer for Subscription of up to 25,000,000 ordinary shares described in the Listing Particulars;

1.2 any references to a statute or statutory instrument or to rules or regulations shall be references to such statute, statutory instrument or rules or regulations as from time to time amended, re-enacted or replaced and to any codification, consolidation, re-enactment or substitution thereof as from time to time in force;

1.3 references to Clauses and the Schedule shall be references to the Clause of and the Schedule to this Agreement;

1.4 the obligations in this Agreement of Mr. Mehta and Mr. Isaly shall be joint and several; and

1.5 words importing the singular only shall include the plural and vice versa; words importing any gender shall include all genders and words importing natural persons shall include corporations and partnerships.

2.     APPOINTMENT

2.1 The Company hereby appoint the Investment Advisers, and the Investment Advisers hereby agree to act as the investment advisers to the Company and to recommend and give advice to the Company in relation to the investment of the Fund on the terms and subject to the conditions set out in this Agreement.

2.2    This Agreement comes into force on the later of:

2.2.1  the date hereof; and

2.2.2 the date on which dealings begin on the London Stock Exchange in the ordinary shares of the Company issues pursuant to the Placing and Offer.


3.    INVESTMENT ADVISORY SERVICES

3.1 Subject to following provisions of this Clause 3, the Investment Advisers shall render such advice to the Company as the Company may from time to time require in connection with buying, selling, retaining, exchanging or otherwise dealing in investments and other assets, subscribing to issues and offers for sale of, and accepting placings, underwriting and sub-underwritings of any investments, effecting transactions on any markets and generally in relation to the management of the Fund and the day to day decisions to be taken in connection with such management in such manner as may be agreed between the Company and the Investment Advisers from time to time.

3.2 The services to be provided by the Investment Advisers under this Clause shall, without prejudice to the generality of Clause 3.1, include the following:

3.2.1 seeking out and evaluating investment opportunities for investment by the Company including making such company visits and obtaining such information as may prove necessary from time to time; and

3.2.2 recommending the manner in which any moneys raised by the Company might be invested taking into account the Company's particular requirements; and

3.2.3 recommending the manner in which any moneys required for outgoings of the Company should be retained or realised; and

3.2.4 advising whether and in what manner all rights conferred by the Investments of the Fund should be exercised; and

3.2.5 providing material for inclusion in the annual or other reports of the Company and quarterly reports to the Board on such matters as the Board shall reasonably require; and

3.2.6 analysing the performance of the Investments and advising the Company generally in relation to investment trends, market movements and all other matters likely, or which might reasonably be considered likely, to affect the investment policy of the Company.

3.2.7 advising the Company of all income expected from the Company's investments over the forthcoming 12 months.

3.3 In performing its obligations under this Clause the Investment Advisers shall have regard to, and act in compliance with:

3.3.1 the Investment Objective and the Investment Restrictions as altered or amended from time to time and any policies or restrictions determined by the board of directors of the Company; and

3.3.2 any other matter to which a prudent investment adviser to an investment fund should reasonably pay regard in the discharge of his duties.

3.4 Any recommendation or advice given by the Investment Advisers to the Company hereunder shall in the first instance be given in writing or by telex or telecopier or electronic mail or by telephone (and recommendations shall be confirmed by the Investment Advisers in writing) to the Manager at such place as the Manager may from time to time require.

3.5 Without prejudice to the obligations of the Manager to the Company pursuant to the Management Agreement it is the intention of the Company and the Manager that in exercising its discretion as to the management of the Fund pursuant to the Management Agreement the Manager would in normal circumstances follow the advice of the Investment Advisers unless to do so would be a breach of the Management Agreement or of applicable law or regulations. The Manager shall promptly notify the Company and the Investment Advisers of any decision not to follow the advice of the Investment Advisers and of the reasons for such decision.

4.     TRANSACTIONS

4.1 The Investment Advisers shall not have any power to enter into any transaction on behalf of or in any way to bind the Company or the Manager save as provided in Clauses 4.2 to 4.6.

4.2 Within the written guidelines prescribed by the Manager from time to time as to the investments to which this Clause 4.2 applies, the stock markets on which the Investment Advisers are permitted to buy and sell and any limitations as to the extent to which the Investment Advisers are permitted to exercise their discretion pursuant to this Clause, and subject to the Investment Adviser acting in accordance with the Investment Objective and the Investment Restrictions as amended from time to time (to the extent to which the Investment Adviser is kept informed in writing of such amendments), the Investment Adviser shall have discretion to:

4.2.1  buy investments within such guidelines; and

4.2.2 sell Investments within such guidelines at any time at which the offices of the Manager in London are closed if the Investment Adviser reasonable considers that it is in the best interests of the Company that such investments be sold before the next time at which the offices of the Manager are open for business for the account of the Company (without prior reference to the Company or the Manager).

4.3 The Manager may at any time and from time to time after consultation with the Investment Advisers by notice to the Investment Advisers amend or revoke such guidelines.

4.4 The Investment Advisers shall not hold any cash balances or moneys belonging to the Company and any such cash balances or moneys shall be lodged with the Bank for the credit of the Company pursuant to Clause
       5.1 of the Management Agreement. The Investment Advisers shall have no authority to give instructions to the Bank regarding any accounts of the Company.

4.5 The Investment Advisers shall not hold any of the Investments or any documents of title relating to the Investments and the Investments and documents of title relating to the Investments shall be lodged with the Custodian for safe custody pursuant to Clause 6.1 and 6.5 of the Management Agreement. The Investment Advisers shall have no power to give instructions to the Custodian.

4.6 Forthwith upon the Investment Advisers effecting any transaction pursuant to Clause 4.2 they shall send notice of such transaction to the Manager in such form as the Manager shall reasonable require and without prejudice to the generality of the foregoing including all such information as shall be necessary or desirable to enable the Manager to arrange settlement of such transaction in accordance with Clauses 5.3,
       6.3 and 6.5 of the Management Agreement.

4.7 The Investment Adviser shall be entitled to be indemnified against and reimbursed by the Company, on invoice, all commissions, transfer fees, registration fees, stamp duty and similar liabilities properly incurred in buying and selling investments for the account of the Company in accordance with this Clause but shall have no other right of indemnity save as expressly set forth in this Agreement.

5.     MANAGER'S OBLIGATIONS

5.1 The Manager shall advise the Investment Advisers promptly of the following:

5.1.1 all income notified to it by the Custodian as having been received in respect of the Fund and all other sums of money available for investment on behalf of the Company; and

5.1.2 the sums of money required to meet expenses and other outgoings payable by the Company;

5.1.3 all offers, rights issues, investor meetings and other events affecting investments in the Fund and of which the Custodian has received notice in its capacity as custodian and has notified the Manager.

6.     CONFLICTS

       In any case where the Investment Advisers have or perceive a conflict of interest proper disclosure thereof must be made to the Company.

7.       EXCLUSIVITY OF SERVICE

7.1 Each of Mr. Mehta and Mr. Isaly covenants with the Company and as a separate covenant with the Manager that subject to the gross proceeds of the Placing and Offer being not less than (pound)25 million, he will not either on his own account or in conjunction with or on behalf of any other person or persons whether directly or indirectly at any time while this Agreement remains in force provide or be engaged, connected or interested (other than as a holder of securities listed on a regulated, regularly operating, recognised open market provided that such holding shall not exceed five per cent of the class of securities of which the holding forms part) in the provision of investment management or investment advisory services to any other investment trust, open ended or closed ended investment company, unit trust, limited partnership or any other collective investment scheme or scheme for pooling investments of any description which is established in or save in the case of PHARMA w/HEALTH (or any other case in which the Company and the Manager has given their prior written consent) marketed to investors in the United Kingdom.

7.2 Without prejudice to Clause 7.1, in relation to any business carried on by the Investment Advisers, the Investment Advisers will use all reasonable endeavours to ensure fair treatment as between the Company and other customers advised by or whose funds are managed by the Investment Advisers.

8.       FEES

8.1 The Investment Advisers shall receive fees for their services as set out in the Schedule.

8.2 Subject to reimbursement of disbursements as provided in Clause 4.7 and to payment of the fees referred to in Clause 8.1 the Investment Advisers shall render the services referred to in this Agreement at their own expense.

9.       OBLIGATIONS OF THE INVESTMENT ADVISERS

         The Investment Advisers shall, in order to fulfill the obligations set out in this Agreement, devote such time and have all necessary competent personnel and equipment as may be required to enable the Investment Advisers to carry out such obligations properly and efficiently.

10.      NOTICES, NOTIFICATIONS AND INSTRUCTIONS

10.1 Any notice, notification or instruction under this Agreement shall be in writing and may be given by delivering it by hand at, or by sending it by airmail to, the address set out at the beginning of this Agreement or such other address as a party may notify from time to time. Any notice given in such way shall be deemed given and received at the time of delivery or refusal to accept delivery (if delivery is made or attempted by hand) and 8 days after being posted (if sent by airmail).

10.2 Notwithstanding Clause 10.1, any notice, notification or instruction under this Agreement may be given by telex or facsimile or other form of immediate transmission in enduring form to such number as a party may notify from time to time and notices so sent shall be deemed given and received when the transmission is completed and in the case of a notice by facsimile provided that the addressee does not within two business days of transmission notify the sender that it has been transmitted illegibly or incorrectly and in either case provided that if service thus would be considered to be effected on a day or at a time when business offices are not generally open in the country of the addressee, service shall be considered effected at the opening of business on the next day when they are open.

11.      DELEGATION

11.1 Subject to the following provisions of this Clause the Investment Advisers may not perform their obligations under this Agreement through and/or delegate any of their functions under this Agreement to any other person.

11.2 Mr. Mehta and Mr. Isaly may with the prior written consent of the Company and the Manager such consent not to be unreasonably withheld and subject to Clauses 11.4 and 11.5 assign the rights and obligations of the Investment Advisers under this Agreement to a corporation which is duly registered with the Securities and Exchange Commission or exempt from registration pursuant to the Investment Advisers Act of 1940, as amended, and in which Mr. Mehta and Mr. Isaly are shareholders together holding shares carrying the whole of the votes exercisable at general meetings of shareholders of that corporation (other than votes attached to shares for the time held by and beneficially owned by professional staff of Mehta and Isaly) and Mr. Mehta and Mr. Isaly shall procure that such corporation shall enter into an agreement with the Company and the Manager in such form as the Company shall reasonably require agreeing to be bound by and to observe and perform all the obligations of the Investment Advisers set out in this Agreement.

11.3 Notwithstanding any assignment pursuant to Clause 11.2, Mr. Mehta and Mr. Isaly shall continue to be bound by the provisions of Clauses 7.1,
         11.4 and 11.5.

11.4 Prior to any assignment of the rights and obligations of the Investment Advisers to a corporation pursuant to Clause 11.2 each of Mr. Mehta and Mr. Isaly shall irrevocably guarantee to the Company in such form as the Company shall reasonably require the due performance by such corporation of the obligations of the Investment Advisers under and subject to the terms of this Agreement as varied by any agreement entered into pursuant to Clause 11.2.

11.5 The Investment Advisers shall procure that Mr. Mehta and Mr. Isaly shall co-ordinate the provision of services by the Investment Advisers to the Company and shall be available at all reasonable times while this Agreement remains in force to advise the Company on the matters set out or referred to in Clause 3.

12.      LIABILITY

12.1 The Investment Advisers will act in good faith and with due diligence and to the best of their ability in a manner conducive to the best interests of the Company and its shareholders.

12.2 The Investment Advisers shall not be liable for any loss to the Company arising from any investment decision made by the Manager pursuant to advice given by the Investment Advisers except to the extent that such loss is due to the negligence, willful default or fraud of the Investment Advisers or their employees.

13.      TERMINATION

13.1

13.1.1 Subject to Clause 13.2 either the Company or the Investment Adviser may terminate this Agreement by giving to the other not less than 24 months' written notice expiring on or after the third anniversary of the date of Admission to the other party (or such shorter period of written notice as the other party may accept).

13.1.2 The Company shall not be entitled to give written notice of termination to the Investment Advisers under Clause 13.1 at any time at which Cumulative Performance Amounts exceeded zero as at the last then preceding Calculation Date (all as defined in the Schedule).

13.2 The Company shall have the right summarily to terminate this Agreement by notice in writing to the Investment Advisers in any of the following events:

13.2.1 if the Investment Advisers shall commit any material or persistent breach of or shall omit to observe any of the material obligations on the part of the Investment Advisers contained in this Agreement and (if such breach is capable of remedy) shall have failed (within 30 days after having been required in writing by the Company so to do) to remedy such breach to the satisfaction of the Company; or

13.2.2 if the Investment Advisers shall cease to carry on business or shall be or come to be prohibited by law or under any rules, regulations, order or decree of the Securities and Exchange Commission or any other governmental agency, administrative agency, court, stock exchange, self-regulatory organization or other regulatory organisation from providing their services or complying with their obligations under this Agreement;

13.2.3   if any of the Investment Advisers, Mr. Mehta or Mr. Isaly:

13.2.3.1 files a petition in bankruptcy or for reorganisation or for the adoption of an arrangement under any bankruptcy or insolvency legislation including without limitation the US Bankruptcy Code (Title 11, United States Code) (the "US Code");

13.2.3.2    makes an assignment for the benefit of his or their creditors; or

13.2.3.3 is adjudicated bankrupt or has entered against him or them a court order appointing a receiver, trustee or custodian for all or a substantial part of his or their property or an order for relief under the US Code;

13.2.3.4 anything analogous occurs in relation to any of them under the laws of any jurisdiction including without limitation any other federal or state law of the United States of America;

13.2.4 if the rights and obligations of the Investment Advisers have been assigned to a corporation pursuant to Clause 11.2 and either Mr. Mehta or Mr. Isaly shall cease to be a shareholder in that corporation or they shall cease to be the holders of shares carrying the whole of the votes exercisable at general meetings of the shareholders of that corporation (other than votes attaching to shares for the time being held by and beneficially owned by professional staff of Mehta and Isaly); or

13.2.5 if the place from which the Investment Advisers perform their services under this Agreement is moved to a place outside the State of New York PROVIDED THAT the Company shall not have the right to terminate this Agreement under this sub-clause in respect of any move to a place which in the reasonable opinion of the Company has no material adverse effect on the taxation position of the Company.

14.      CONSEQUENCES OF TERMINATION

         Termination will not affect accrued rights, existing commitments or any contractual provision intended to survive termination and will be without penalty or other additional payment save that the Company will pay the fees of the Investment Advisers up to and including the date of termination.

15.      CONFIDENTIALITY

15.1 The Investment Advisers are not obliged to disclose to the Company or the Manager or to take into consideration information the disclosure of which by the Investment Advisers to the Company or the Manager would be a breach of duty or confidence to any other person.

15.2 The Investment Advisers shall not during the continuance of this Agreement or after its termination disclose to any person, firm or company whatsoever (except with the authority or in furtherance of the interest of the Company or the Manager or unless ordered to do so by a court of competent jurisdiction or required by law) or use other than in the performance of its duties under this Agreement any information relating to the business, investments, finances or other matters of a confidential nature relating to the Company or the Manager of which the Investment Advisers may in the course of their duties hereunder or otherwise become possessed. The Investment Advisers shall impose the same obligations on their officers, employees, assignees and delegates.

16.      INDEPENDENT CONTRACTOR

         The Investment Advisers shall for the purposes of this Agreement be deemed to be independent contractors and shall unless otherwise expressly provided or authorised have no authority to act for or represent the Company or the Manager in any way or otherwise be agents of the Company or the Manager.

17.      ASSIGNMENT

         This Agreement is personal to the parties and save as provided in Clause 11 neither the whole nor any part of the rights and obligations of any party under this Agreement shall be capable of assignment without the previous written consent of the other parties who shall be under no obligation to give such consent.

18.      EXCLUSIVITY OF APPOINTMENT

         The Investment Advisers' appointment as investment adviser to the Company is exclusive and (without prejudice to the appointment of the Manager as Investment Manager to the Company pursuant to the Management Agreement) the Company may not call in or appoint any other adviser to act jointly with the Investment Advisers or otherwise during the term of this Agreement.

19.       COSTS

          The parties shall be responsible for the costs of their respective professional advisers and agents in connection with the preparation, negotiation, execution and completion of this Agreement.

20.      AMENDMENTS TO THIS AGREEMENT

         This Agreement may be amended by written agreement signed on behalf of the Company, the Investment Advisers, Mr. Mehta, Mr. Isaly and the Manager.

21.      SEVERABILITY

         Each of the obligations and the rights under any of the Clauses or Sub-clauses of this Agreement should be regarded as distinct and severable obligations and/or rights and this Agreement shall have or as the case may be remain in full force and effect as amended if any such Clause or Sub-clause or any relevant right or obligation contained therein is severed from this Agreement.

22.      HEADINGS FOR CONVENIENCE ONLY

         The headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

23.      GOVERNING LAW, SUBMISSION TO JURISDICTION

23.1 This Agreement will be governed by and construed in accordance with English law. The parties agree to submit to the jurisdiction of the English courts.

23.2 Mr. Isaly and Mr. Mehta and the Investment Advisers irrevocably agree with each of the Company and the Manager that the English courts are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement save that, as this agreement conferring jurisdiction is for the benefit of each of the Company and the Manager only, each of the Company and the Manager shall retain the right to bring proceedings against Mr. Isaly and Mr. Mehta and the Investment Advisers in any other court which has jurisdiction. Nor shall the bringing of proceedings in one or more jurisdictions preclude the bringing of proceedings in any other jurisdiction (whether concurrently or not). Mr. Isaly and Mr. Mehta and the Investment Advisers each irrevocably appoints Sinclair Roche & Temperley of Broadwalk House, 5 Appold Street, London EC2A 2NN, England to receive (on its behalf) service of proceedings issued out of the English courts in any action or proceedings arising out of or in connection with this Agreement.

                                  THE SCHEDULE
                                  ------------
                                      FEES
                                      ----

1. The Investment Advisers shall be entitled to receive from the Company the following fees in respect of the investment advisory services provided under this Agreement:

1.1 a periodic fee at the rate of % per annum of the Fund Value. The Periodic Fee shall accrue on each Calculation Date in respect of the period beginning on the day following the last preceding Calculation Date and ending on that Calculation Date (the first Calculation Date being 30 June 1995 in respect of the period since beginning on the Date of Admission and ending on 30 June 1995);

1.2

1.2.1 in respect of each Calculation Date beginning with the Calculation Date falling in June 1996 an Outperformance Fee equal to the amount (if any) by which the lesser of Cumulative Performance Amounts as at the relevant Calculation Date and Cumulative Performance Amounts as at the Calculation Date falling in the same month in the previous year exceeds Cumulative Fees Paid as at the relevant Calculation Date; and

1.2.2 in respect of the Termination Date, an Outperformance Fee equal to the amount (if any) by which the Cumulative Performance Amount as at the Termination Date exceeds Cumulative Fees Paid as at the Termination Date.

1.3    For the purpose of paragraph 1:

       "Calculation Date" means 31 March, 30 June, 30 September and 31 December in each year whilst this Agreement remains in force or if any such date is not a Business Day the last preceding Business Day;

       "Termination Date" means the date of termination of this Agreement or if any such date is not a Business Day the last preceding Business Day;

       "Periodic Fee" means the periodic fee payable in accordance with paragraph 1.1 of this Schedule;

       "Outperformance Fee" means the performance fee payable in accordance with paragraph 1.2 of this Schedule;

       "Fund Value" means as at any Calculation Date the value of the Fund as at that date calculated valuing listed investments at bid-market price and unlisted investments at directors' valuation and otherwise in accordance with the Company's accounting policies applied on a consistent basis and in accordance with applicable accounting standards;

       "Business Day" means a day on which the London Stock Exchange is open for business;

         "NAV" means as at any Calculation Date shareholders funds as at that date of the Company (on a non-consolidated basis) after deducting:

         (a) any revenue account items for the then current financial year of the Company; and

         (b) (for the avoidance of doubt) any Outperformance Fee paid by the Company to the Manager or the Investment Advisers for the then current financial year of the Company;

         "Adjusted NAV" means as at any Calculation Date NAV as at that date plus the amount of net dividends paid by the Company to ordinary shareholders since the last Calculation Date increased or decreased in proportion to the increase or decrease in NAV between the last Business Day in the month in which such dividends were paid and the Calculation Date;.

         "Indexed NAV" means as at any Calculation Date an amount equal to NAV as at the preceding Calculation Date increased or decreased in proportion to the increase or decrease in the Index in the period from the preceding Calculation Date to the Calculation Date as at which Indexed NAV is to be calculated (save that as at 30 June 1995 Indexed NAV shall be an amount equal to the net proceeds of the Issue increased or decreased in proportion to the increase or decrease in the Index in the period from the Date of Admission to 30 June 1995);

         "the Performance Amount" means as at any calculation Date an amount equal to 15 per cent. of the sum of Adjusted NAV minus Indexed NAV;

         "Cumulative Performance Amounts" means as at any Calculation Date the aggregate of the Performance Amounts as at each Calculation Date up to and including that Calculation Date (calculated by adding all positive Performance Amounts and deducting all negative Performance Amounts);

         "positive Performance Amounts" means all Performance Amounts in the calculation of which Adjusted NAV exceeds Indexed NAV;

         "negative Performance Amounts" means all Performance Amounts in the calculation of which Adjusted NAV is less than Indexed NAV;

         "Cumulative Fees Paid" means at any Calculation Date the aggregate of all Outperformance Fees which shall have become due and payable to the Manager prior to that Calculation Date; and

         "financial year" includes any period shorter or longer than a year for which audited accounts of the Company are prepared.

1.4 In the event that Datastream publishes a revised figure for the Index on any Calculation Date (and such revised figure has not resulted from any rebasing of the Index) which corrects an error in a previously published figure or percentage then for the purpose of calculating all Outperformance Fees paid on after the date of publication of such revised figure previous figures for Indexed NAV, Performance Amounts and Cumulative Performance Amounts shall be adjusted as appropriate but no Outperformance Fees already paid may be reclaimed by the Company from the Manager.

1.5 In the event of compilation of the Index being discontinued or temporarily interrupted another index of the total return performance of pharmaceutical securities agreed between the Company, the Investment Manager and the Investment Adviser or in default of agreement selected at the request of any of them by the Auditors for the time being of the Company acting as experts and not as arbitrators shall be adopted in place of the Index.

1.6 Each Periodic Fee and Outperformance Fee shall subject to paragraph 1.2 be paid as soon as practicable after the relevant Calculation Date following receipt of an invoice therefor from the Investment Adviser.

2. In the event of any dispute as to the performance fee accruing under paragraph 1.2, on any Calculation Date the certificate of the Auditors for the time being of the Company acting as experts and not as arbitrators shall be final and binding and the fees of such auditors shall be borne as they shall certify.

3. For the purpose of calculating the fees set out in paragraph 1 the Fund shall be deemed to exclude any holding in any investment trust company (as defined in section 842 of the Income and Corporation Taxes Act
         1988) of which the Manager is for the time being the sole investment manager where such holding represents 5% or more in nominal value of the equity share capital of such company and shall exclude any holding in any of Rea Brothers Group PLC or Adam & Harvey Group PLC.

4. The Fund Value and NAV for the purpose of calculating the fees which accrue on the date of termination of this Agreement shall exclude the value of any investments which are the subject of uncompleted sales but shall include the value of any investments which are represented by uncompleted purchases.

5. Where the Company raises additional money by way of an issue of securities:

5.1 there shall be deducted from the Periodic Fee which accrues on the Calculation Date next following receipt by the Company of the net proceeds of such issue an amount equal to that proportion of % of such net proceeds which the number of days from the immediately preceding Calculation Date to the date of such receipt bears to 365; and

5.2 for the purpose of calculating any Outperformance Fee due in respect of that Calculation Date NAV shall be calculated as at the Business Day immediately prior to the day on which the Company receives the net proceeds of such issue as if such Business Day was a Calculation Date and there shall be deducted from NAV as at the Calculation Date next following such receipt an amount equal to the net proceeds of such issue increased or decreased in proportion to the increase or decrease in NAV between such Business Day and the Calculation Date.

SIGNED by SIR STUART BURGESS        )        s/s Sir Stuart Burgess
for and on behalf of FINSBURY       )
WORLDWIDE PHARMACEUTICAL TRUST      )
PLC                                 )



SIGNED by VIREN MEHTA               )



SIGNED by SAMUEL D. ISALY           )



SIGNED by ANTHONY TOWNSEND          )       s/s Anthony Townsend
for and on behalf of FINSBURY       )
ASSET MANAGEMENT LIMITED            )

SIGNED by                           )
for and on behalf of FINSBURY       )
WORLDWIDE PHARMACEUTICAL TRUST      )
PLC                                 )



SIGNED by VIREN MEHTA               )


SIGNED by SAMUEL D. ISALY           )        s/s Samuel D. Isaly


SIGNED by                           )
for and on behalf of FINSBURY       )
ASSET MANAGEMENT LIMITED            )

SIGNED by                           )
for and on behalf of FINSBURY       )
WORLDWIDE PHARMACEUTICAL TRUST      )
PLC                                 )



SIGNED by VIREN MEHTA               )        s/s Viren Mehta


SIGNED by SAMUEL D. ISALY           )



SIGNED by                           )
for and on behalf of FINSBURY       )
ASSET MANAGEMENT LIMITED            )

                                DATED 18 MAY 1998
                                -----------------


                    (1)  FINSBURY WORLDWIDE PHARMACEUTICAL TRUST PLC



                    (2)  FINSBURY ASSET MANAGEMENT LIMITED



                    (3)  M AND I INVESTORS, INC



                    (4)  ORBIMED ADVISORS LLC



                    (5)  SAMUEL D ISALY




--------------------------------------------------------------------------------
                                    AGREEMENT

                                   relating to
                              the assignment of an
                          Investment Advisory Agreement
--------------------------------------------------------------------------------

THIS AGREEMENT is made the 18th day of May 1998

BETWEEN:


(1) FINSBURY WORLDWIDE PHARMACEUTICAL TRUST PLC (registered in England No. 3023689) whose registered office is at Alderman's House, Alderman's Walk, London EC2M 3XR, United Kingdom (the "Company");

(2) FINSBURY ASSET MANAGEMENT LIMITED (registered in England No. 1865803) whose registered office is at Alderman's House, Alderman's Walk, London EC2M 3XR, United Kingdom (the "Manager");

(3) M and I INVESTORS, INC a corporation wholly owned by Mr Viren Mehta and Mr Samuel D Isaly with offices at 41 Madison Avenue, 40th Floor, New York, NY 10010, United States of America ("M and I Investors");

(4) ORBIMED ADVISORS LLC of 41 Madison Avenue, 40th Floor, New York, NY 10010, United States of America (the "New Adviser"); and

(5) SAMUEL D ISALY of 41 Madison Avenue, 40th Floor, New York, NY 10010, United States of America ("Mr Isaly").


WHEREAS:


1. The Company is an investment trust company and the investment objective of the Company is to invest on a worldwide basis in pharmaceutical equities and related securities as more particularly set out in the Management Agreement dated 6 April 1995 between the Company and the Manager.

2. The Manager was appointed to manage the Fund by the Company on the terms and subject to the conditions set out in the Management Agreement referred to above.

3. By an Investment Advisory Agreement (the "Advisory Agreement") dated 6 April 1995 between the Company, Viren Mehta and Mr Isaly and the Manager as modified by a Deferred Fee and the Assignment of Rights Agreement (the "Deferred Fee Agreement") with effect from 6 April 1995 M and I Investors acted as investment adviser to the Company.

4. The Company, the Manager, M and I Investors and Mr Isaly agree and accept the assignment of the Advisory Agreement on the terms and subject to the conditions set out in this Agreement.

IN THIS AGREEMENT
-----------------

1.       ASSIGNMENT OF THE ADVISORY AGREEMENT

1.1 The Company, the Manager and M and I Investors agree and accept the assignment of the Advisory Agreement to the New Adviser with effect from 31 December 1997 (but subject to clause 2 below) and agree and accept that (subject to clause 2 below) M and I Investors shall have no further rights or obligations under the Advisory Agreement after such date.

1.2 The New Adviser agrees with the Company and the Manager that with effect from 1 January 1998 subject to clause 3 below the New Adviser shall perform obligations and assume liabilities identical to those which, prior to that date, M and I Investors owed to the Company and the Manager respectively under the Advisory Agreement and the Company and the Manager respectively shall have rights against the New Adviser identical to those which, prior to that date, they respectively had against M and I Investors under the Advisory Agreement.

1.3 The Company and the Manager respectively agree with the New Adviser that with effect from 1 January 1998 subject to clause 3 below the Company and the Manager shall respectively perform obligations and assume liabilities identical to those which, prior to that date, the Company and the Manager respectively owed to M and I Investors under the Advisory Agreement and the New Adviser shall have the rights against the Company and the Manager respectively which, prior to that date, M and I Investors had against them respectively.

1.4 Notwithstanding the assignment of the Advisory Agreement as referred to above or any other matter provided for in this Agreement Mr Isaly shall continue to be bound by clauses 7.1 and 11.5 of the Investment Advisory Agreement and clause 1(e) of the Deferred Fee Agreement as if references to M and I Investors in such agreements were references to the New Adviser.


2.       ACCRUED RIGHTS NOT AFFECTED

         The accrued rights of M and I Investors to Periodic Fees and Outperformance Fees (as defined in the Advisory Agreement) in respect of all periods up to and including 31 December 1997 are unaffected by assignment of the Advisory Agreement and such assignment shall not give rise to a distribution of Deferred Amounts (as defined in the Deferred Fee Agreement) in accordance with clause 5.1(d) of the Deferred Fee Agreement; and Deferred Amounts in respect of services performed during periods up to and including 31 December 1997 shall remain outstanding on the terms of the Deferred Fee Agreement until paid to M and I Investors under such terms but M and I Investors shall have no entitlement to any payment from the Company (or the Manager) in respect of any services performed during any period after 31 December 1997.

3.       AMENDMENTS TO THE ADVISORY AGREEMENT

         The Company, the Manager, the New Adviser and Mr Isaly agree that with effect from 1 January 1998 the amendments made to the Advisory Agreement by clause 1(g) of the Deferred Fee Agreement shall cease to have effect, the Advisory Agreement shall have effect subject to the amendments set out in the Schedule to this Agreement and subject thereto the Advisory Agreement shall continue in full force and effect as if every reference in that Agreement to the Investment Advisers were a reference to the New Adviser.


4.       RESTRICTIVE TRADE PRACTICES ACT

         Notwithstanding any of the provision of this Agreement, no provision of this Agreement which is of such a nature as to make the Agreement liable to registration under the Restrictive Trade Practices Act 1976 shall take effect until the day after that on which particulars of such provision have been duly furnished to the Director General of Fair Trading in accordance with that Act.


5.       GOVERNING LAW AND JURISDICTION

5.1 This Agreement will be governed by and construed in accordance with English law. The parties agree to submit to the jurisdiction of the English courts.

5.2 Each of M and I Investors and OrbiMed irrevocably agree with each of the Company and the Investment Manager that the English Courts are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

IN WITNESS where of this Agreement the parties have executed and delivered this Agreement as a Deed on the date of the top of page 1.

                                  THE SCHEDULE

                      AMENDMENTS TO THE ADVISORY AGREEMENT
                         WITH EFFECT FROM 1 JANUARY 1998

1.   All references to Mr Mehta in the Advisory Agreement shall be deleted.

2. Clause 4.2 of the Advisory Agreement shall be deleted and there shall be substituted:

     "4.2 Within the written guidelines prescribed by the Manager from time to time as to:

          (a)  the investments to which this clause 4.2 applies;

          (b) the stock markets on which the Investment Advisers are permitted to buy and sell;

          (c) the brokers or other intermediaries through or with whom the Investment Advisers are permitted to deal;

          (d)  the terms applicable to such dealings;

          (e) the extent of any obligation of the Investment Advisers to provide best execution when dealing for the account of the Company; and

          (f) any limitations as to the extent to which the Investment Advisers are permitted to exercise their discretion pursuant to this clause;

          and  subject to:

          (g) the Investment Advisers acting in accordance with the Investment Objective and the Investment Restrictions as amended from time to time (to the extent to which the Investment Advisers are kept informed in writing of such amendments); and

          (h) the Investment Advisers not committing the Company to any transaction which would cause the borrowing facilities available to the Company for the time being to be exceeded the Investment Advisers shall have discretion to buy and sell Investments within such guidelines for the account of the Company (without prior reference to the Company or the Manager)."

3. Clause 4.6 of the Advisory Agreement shall be deleted and there shall be substituted:

     "4.6 Forthwith upon the Investment Advisers effecting any transaction pursuant to clause 4.2 and in any event not less frequently than once in the course of each day on which the Investment Advisers effect any transaction for the Company pursuant to clause 4.2 they shall send notice of such transaction to the Manager in such form as the Manager shall reasonably require and without prejudice to the generality of the foregoing including all such information as shall be necessary or desirable to enable the Manager to arrange settlement of such transaction in accordance with clauses 5.3, 6.3 and 6.5 of the Management Agreement."

4.   At the end of clause 5.3 of the Advisory Agreement there shall be added:

     "the Manager shall also advise the Investment Advisers of the cash position of the Company and the borrowing facilities available to the Company at such times and with such frequency as shall be agreed between the Manager and the Investment Advisers."

5. In clause 7.1 of the Advisory Agreement after PHARMA W/HEALTH there shall be added "EV Medallion Worldwide Health Sciences Fund, Worldwide Health Services Portfolio".

6.   Clause 11.2 of the Advisory Agreement shall be deleted.

7. A new clause 13.3 shall be added to the Investment Advisory Agreement as follows:

     "if Mr. Isaly ceases to co-ordinate the provision of services by the Investment Advisers to the Company".

8. In clause 17 of the Advisory Agreement the words "save as provided by clause 11" shall be deleted.

EXECUTED as a Deed                                  )
and DELIVERED by                                    )
FINSBURY WORLDWIDE                                  )       /s/ Illegible
PHARMACEUTICAL TRUST PLC                            )       --------------------
acting by:                                          )

Director

Director/Secretary                                          /s/ M Spivey
                                                            --------------------


EXECUTED as a Deed                                  )
and DELIVERED by                                    )       /s/ M Spivey
FINSBURY ASSET MANAGEMENT                           )       --------------------
LIMITED acting by:                                  )

Director                                                    /s/ Illegible
                                                            --------------------
Director/Secretary



EXECUTED as a Deed                                  )
and DELIVERED by                                    )
M AND I INVESTORS INC                               )
acting by:                                          )

Director                                                    /s/ Viren Mehta
                                                            --------------------

Director/Secretary                                          /s/ Samuel D. Isaly
                                                            --------------------


EXECUTED as a Deed                                  )
and DELIVERED by                                    )
ORBIMED ADVISORS LLC acting by:                     )

Director                                                    /s/ Samuel D. Isaly
                                                            --------------------
Director/Secretary                                          /s/ Sven H. Borho
                                                            --------------------

EXECUTED as a Deed                                  )
and DELIVERED by                                    )       /s/ Samuel D. Isaly
SAMUEL D. ISALY in the                              )       --------------------
presence of:                                        )

Witness Signature          /s/ Nunziata Servodio
                           -----------------------------------

Name: NUNZIATA SERVODIO
37 LOCUST ST.
JERSEY CITY, NJ  07305

                                                                       Exhibit G
                                                                       ---------

                       WORLDWIDE HEALTH SCIENCES PORTFOLIO

                          INVESTMENT ADVISORY AGREEMENT


          AGREEMENT made this 24th day of June, 1996, between Worldwide Health Sciences Portfolio, a New York trust (the "Trust") and G/A Capital Management, Inc., a Delaware corporation (the "Adviser").

          1. Duties of the Adviser. The Trust hereby employs the Adviser to act as investment adviser for and to manage the investment and reinvestment of the assets of the Trust, subject to the supervision of the Trustees of the Trust, for the period and on the terms set forth in this Agreement.

          The Adviser hereby accepts such employment and undertakes to afford to the Trust the advice and assistance of the Adviser's organization in the choice of investments and in the purchase and sale of securities for the Trust and to furnish for the use of the Trust office space and all necessary office facilities, equipment and personnel for servicing the investments of the Trust and to pay the salaries and fees of all officers and Trustees of the Trust who are members of the Adviser's organization and all personnel of the Adviser performing services relating to research and investment activities. The Adviser shall for all purposes herein be deemed to be independent contractors and shall, except as otherwise expressly provided or authorized, have no authority to act for or represent the Trust in any way or otherwise be deemed an agent of the Trust.

          The Adviser shall provide the Trust with such investment management and supervision as the Trust may from time to time consider necessary for the proper supervision of the Trust. As investment adviser to the Trust, the Adviser shall furnish continuously an investment program and shall determine from time to time what securities and other investments shall be acquired, disposed of or exchanged and what portion of the Trust's assets shall be held uninvested, subject always to the applicable restrictions of the Declaration of Trust, By-Laws and registration statement of the Trust under the Investment Company Act of 1940, all as from time to time amended. Should the Trustees of the Trust at any time, however, make any specific determination as to investment policy for the Trust and notify the Adviser thereof in writing, the Adviser shall be bound by such determination for the period, if any, specified in such notice or until similarly notified that such determination has been revoked. The Adviser shall take, on behalf of the Trust, all actions which they deem necessary or desirable to implement the investment policies of the Trust.

          The Adviser shall place all orders for the purchase or sale of portfolio securities for the account of the Trust either directly with the issuer or with brokers or dealers selected by the Adviser, and to that end the Adviser is authorized as the agent of the Trust to give instructions to the custodian of the Trust as to deliveries of securities and payments of cash for the account of the Trust. In connection with the selection of such brokers or dealers and the placing of such orders, the Adviser shall use its best efforts to seek to execute security transactions at prices which are advantageous to the Trust and (when a disclosed commission is being charged) at reasonably competitive commission rates. In selecting brokers or dealers qualified to execute a particular transaction, brokers or dealers may be selected who also provide brokerage and research services (as those terms are defined in Section 28 (e) of the Securities Exchange Act of 1934) to the Adviser and the Adviser is expressly authorized to pay any broker or dealer who provides such brokerage and research services a commission for executing a security transaction which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction if the Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the overall responsibilities which the Adviser and its affiliates have with respect to accounts over which they exercise investment discretion. Subject to the requirement set forth in the second sentence of this paragraph, the Adviser is authorized to consider, as a factor in the selection of any broker or dealer with whom purchase or sale orders may be placed, the fact that such broker or dealer has sold or is selling shares of any one or more investment companies sponsored by the Adviser, Eaton Vance Management or their affiliates or shares of any other investment company investing in the Trust.

          The Adviser shall not be responsible for providing certain special administrative services to the Trust under this Agreement. Eaton Vance Management, in its capacity as Administrator of the Trust, shall be responsible for providing such services to the Trust under the Trust's separate Administration Agreement with the Administrator.

          2. Compensation of the Adviser. For the services, payments and facilities to be furnished hereunder by the Adviser, the Adviser shall be entitled to receive from the Trust a fee computed daily and payable monthly at an annual rate of 1.00% of the Trust's average daily net assets up to $30 million of such assets, 0.90% of the next $20 million of such assets, and 0.75% on such assets in excess of $50 million. For assets of $500 million or more, the advisory fee is as follows:

                                                             Annual
      Average Daily Net Assets                              Asset Rate

      $500 million but less than $1 billion                   0.70%
      $1 billion but less than $1.5 billion                   0.65%
      $1.5 billion but less than $2 billion                   0.60%
      $2 billion but less than $3 billion                     0.55%
      $3 billion and over                                     0.50%

          After 12 months, the basic advisory fee is subject to upward or downward adjustment depending upon whether, and to what extent, the investment performance of the Trust differs by at least one percentage point from the record of the Standard & Poor's Index of 500 Common Stocks over the same period. Each percentage point difference is multiplied by a performance adjustment rate of 0.025%. The maximum adjustment plus/minus is 0.25%. One twelfth (1/12) of this adjustment is applied each month to the average daily net assets of the Trust over the entire performance period. This adjustment shall be based on a rolling period of up to and including the most recent 36 months. Trust performance shall be total return as computed under Rule 482 under the Securities Act of 1933.

          Such advisory fee shall be paid monthly in arrears on the last business day of each month. The Trust's net asset value shall be computed in accordance with the Declaration of Trust of the Trust and any applicable votes and determinations of the Trustees of the Trust. In case of initiation or termination of the Agreement during any month, the fee for that month shall be based on the number of calendar days during which it is in effect.

          The Adviser may, from time to time, waive all or a part of the above compensation to which it is entitled hereunder.

          3. Allocation of Charges and Expenses. It is understood that the Trust will pay all expenses other than those expressly stated to be payable by the Adviser hereunder, which expenses payable by the Trust shall include, without implied limitation, (i) expenses of maintaining the Trust and continuing its existence, (ii) registration of the Trust under the Investment Company Act of 1940, (iii) commissions, fees and other expenses connected with the acquisition, holding and disposition of securities and other investments, (iv) auditing, accounting and legal expenses, (v) taxes and interest, (vi) governmental fees,
(vii) expenses of issue, sale, and redemption of Interests in the Trust, (viii) expenses of registering and qualifying the Trust and Interests in the Trust under federal and state securities laws and of preparing and printing registration statements or other offering statements or memoranda for such purposes and for distributing the same to Holders and investors, and fees and expenses of registering and maintaining registrations of the Trust and of the Trust's placement agent as broker-dealer or agent under state securities laws,
(ix) expenses of reports and notices to Holders and of meetings of Holders and proxy solicitations therefor, (x) expenses of reports to governmental officers and commissions, (xi) insurance expenses, (xii) association membership dues,
(xiii) fees, expenses and disbursements of custodians and subcustodians for all services to the Trust (including without limitation safekeeping of funds, securities and other investments, keeping of books, accounts and records, and determination of net asset values, book capital account balances and tax capital account balances), (xiv) fees, expenses and disbursements of transfer agents, dividend disbursing agents, Holder servicing agents and registrars for all services to the Trust, (xv) expenses for servicing the account of Holders, (xvi) any direct charges to Holders approved by the Trustees of the Trust, (xvii) compensation and expenses of Trustees of the Trust who are not members of one of the Adviser's organization, and (xviii) such non-recurring items as may arise, including expenses incurred in connection with the litigation, proceedings and claims and the obligation of the Trust to indemnify its Trustees, officers and Holders with respect thereto.

          4. Other Interests. It is understood that Trustees and officers of the Trust and Holders of Interests in the Trust are or may be or become interested in the Adviser as trustees, shareholders or otherwise and that trustees, officers and shareholders of the Adviser are or may be or become similarly interested in the Trust, and that the Adviser may be or become interested in the Trust as Holder or otherwise. It is also understood that trustees, officers, employees and shareholders of the Adviser may be or become interested (as directors, trustees, officers, employees, shareholders or otherwise) in other companies or entities (including, without limitation, other investment companies) which the Adviser or Eaton Vance Management may organize, sponsor or acquire, or with which it may merge or consolidate, and that the Adviser or its subsidiaries or affiliates may enter into advisory or management agreements or other contracts or relationships with such other companies or entities.

          5. Limitation of Liability of the Adviser. The services of the Adviser to the Trust are not to be deemed to be exclusive, the Adviser being free to render services to others and engage in other business activities. In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties hereunder on the part of the Adviser, the Adviser shall not be subject to liability to the Trust or to any Holder of Interests in the Trust for any act or omission in the course of, or connected with, rendering services hereunder or for any losses which may be sustained in the acquisition, holding or disposition of any security or other investment.

          6. Sub-Investment Adviser. The Adviser may employ one or more sub-investment advisers from time to time to perform such of the acts and services of the Adviser, including the selection of brokers or dealers to execute the Trust's portfolio security transactions, and upon such terms and conditions as may be agreed upon between the Adviser and such investment adviser and approved by the Trustees of the Trust, all as permitted by the Investment Company Act of 1940.

          7. Duration and Termination of this Agreement. This Agreement shall become effective upon the date of its execution, and, unless terminated as herein provided, shall remain in full force and effect through and including February 28, 1997 and shall continue in full force and effect indefinitely thereafter, but only so long as such continuance after February 28, 1997 is specifically approved at least annually (i) by the Board of Trustees of the Trust or by vote of a majority of the outstanding voting securities of the Trust and (ii) by the vote of a majority of those Trustees of the Trust who are not interested persons of the Adviser or the Trust cast in person at a meeting called for the purpose of voting on such approval.

          Any party hereto may, at any time on sixty (60) days' prior written notice to the others, terminate that party's obligations hereunder, or, in the case of the Trust, terminate this Agreement in its entirety, without the payment of any penalty, by action of Trustees of the Trust or the trustees or directors of the Adviser, as the case may be, and the Trust may, at any time upon such written notice to the Adviser, terminate this Agreement with respect to the Adviser by vote of a majority of the outstanding voting securities of the Trust. This Agreement shall terminate automatically in the event of its assignment.

          8. Amendments of the Agreement. This Agreement may be amended by a writing signed by all parties hereto, provided that no amendment to this Agreement shall be effective until approved (i) by the vote of a majority of those Trustees of the Trust who are not interested persons of an Adviser or the Trust cast in person at a meeting called for the purpose of voting on such approval, and (ii) by vote of a majority of the outstanding voting securities of the Trust.

          9. Limitation of Liability. The Adviser expressly acknowledge the provision in the Declaration of Trust of the Trust (Section 5.2 and 5.6) limiting the personal liability of the Trustees and officers of the Trust, and the Adviser hereby agrees that it shall have recourse to the Trust for payment of claims or obligations as between the Trust and the Adviser arising out of this Agreement and shall not seek satisfaction from any Trustee or officer of the Trust.

          10. Certain Definitions. The terms "assignment" and "interested persons" when used herein shall have the respective meanings specified in the Investment Company Act of 1940 as now in effect or as hereafter amended subject, however, to such exemptions as may be granted by the Securities and Exchange Commission by any rule, regulation or order. The term "vote of a majority of the outstanding voting securities" shall mean the vote, at a meeting of Holders, of the lesser of (a) 67 per centum or more of the Interests in the Trust present or represented by proxy at the meeting if the Holders of more than 50 per centum of the outstanding Interests in the Trust are present or represented by proxy at the meeting, or (b) more than 50 per centum of the outstanding Interests in the Trust. The terms "Holders" and "Interests" when used herein shall have the respective meanings specified in the Declaration of Trust of the Trust.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

                                         WORLDWIDE HEALTH SCIENCES PORTFOLIO


                                         By:  /s/ James B. Hawkes
                                              ----------------------------------
                                              President



                                         G/A CAPITAL MANAGEMENT, INC.


                                         By:  /s/ Samuel D. Isaly
                                              ----------------------------------
                                              President

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                      *****


          G/A Capital Management, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

          DOES HEREBY CERTIFY:

          FIRST: The Undersigned, constituting the sole director of G/A Capital Management, Inc., at a meeting duly held, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

          RESOLVED, that the Certificate of Incorporation of G/A Capital Management, Inc. be amended by changing the First Article thereof so that, as amended, said Article shall be and read as follows:

          The name of the Corporation is Mehta and Isaly Asset Management, Inc.

          SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

          THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

          IN WITNESS WHEREOF, said G/A Capital Management, Inc. has caused this certificate to be signed by Samuel D. Isaly, its President, this 28th day of August, 1996.


                                            /s/ Samuel D. Isaly
                                            -----------------------------
                                        By: Samuel D. Isaly
                                            President

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION


          Mehta and Isaly Management, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware,

          DOES HEREBY CERTIFY:

          The Undersigned, the sole director of Mehta and Isaly Asset Management, Inc., adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation:

          RESOLVED, that the Certificate of Incorporation of Mehta and Isaly Asset Management, Inc. be amended by changing the First Article thereof so that, as amended, said Article shall be and read as follows:

          The name of the Corporation is OrbiMed Advisors Inc.

          IN WITNESS WHEREOF, Mehta and Isaly Asset Management, Inc. has caused this certificate to be signed by Samuel D. Isaly, its President, as of January 1, 1998.


                                                /s/ Samuel D. Isaly
                                                -----------------------------
                                            By: Samuel D. Isaly
                                                President

                                                                       Exhibit H
                                                                       ---------

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on Schedule 13D, dated March 6, 2002 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Orchid Biosciences, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 6, 2002.

SAMUEL D. ISALY                                 ORBIMED ADVISORS LLC

/s/  Samuel D. Isaly                            /s/  Samuel D. Isaly
-------------------------------                 --------------------
                                                Name:  Samuel D. Isaly
                                                Title: President

ORBIMED ADVISORS INC.


/s/  Samuel D. Isaly
-------------------------------
Name:   Samuel D. Isaly
Title:  President